UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☒ **Form C/A: Amendment to Offering Statement**
☒ **Check box if Amendment is material and investors must reconfirm within five business days.** The Company is reducing the Maximum Offering Amount to $124,000 and is updating its financial disclosures to cover FYE 2025 and include management certified financial statements.
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer:	Aquinas Senior Living, Inc.	
Legal status of issuer:		
	Form:	Corporation
	Jurisdiction of Incorporation/Organization:	Maryland
	Date of organization:	October 23, 2023
Physical address of issuer:	33 West King St. #0176, Malvern, PA 19355	
Website of issuer:	www.aquinasseniorliving.com (content of website is not incorporated into this Form C)	
Is there a Co-Issuer:	No	

Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of the intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a fee consisting of an 8.5% cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $2,000 monthly fee for account management and software access payable to an affiliate of DealMaker Securities LLC.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A.

Type of security to be offered:	Series C Preferred Stock
Target number of securities:	2,000
Price (or other method for determining price):	$5.00
Target offering amount:	$10,000.00

1

Oversubscriptions accepted:	☒ Yes ☐ No	
If yes, disclose how oversubscriptions will be allocated:	☐ Pro-rata ☐ First come, first served ☒ Other	
Description:	At Company's discretion	
Maximum offering amount:	124,000.00	
Deadline to reach the target offering amount:	January 31, 2027	

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 175

Total Assets:	Most recent fiscal year-end:	$10,312,882	Prior fiscal year-end:	$ 8,206,375
Cash & Cash Equivalents:	Most recent fiscal year-end:	$1,960,882	Prior fiscal year-end:	$1,101,266
Accounts Receivable:	Most recent fiscal year-end:	$35,991	Prior fiscal year-end:	$336,688
Short-term Debt:	Most recent fiscal year-end:	$107,278	Prior fiscal year-end:	$2,190,219
Long-term Debt:	Most recent fiscal year-end:	$4,543,298	Prior fiscal year-end:	$3,736,285
Revenues/Sales:	Most recent fiscal year-end:	$5,444,701	Prior fiscal year-end:	$341,250
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	$(816,526)	Prior fiscal year-end:	$(97,002)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Wyoming	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			

| X | Missouri | MO | | X | Wyoming | WY |

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Aquinas Senior Living Inc.
(Issuer)

/s/ *Stephen J. Schmid*, Chief Executive Officer
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Stephen J. Schmid*
(Signature)

Principal Executive, Financial and Accounting Officer, Director
(Title)

May 6, 2026
(Date)

/s/ *Leonard S. Poncia*	/s/ *James T. Burnham*
(Signature)	(Signature)
Leonard S. Poncia	James T. Burnham
(Name)	(Name)
Director	Director
(Title)	(Title)
May 6, 2026	May 6, 2026
(Date)	(Date)
/s/ *Michael T. Hines*	/s/ *Joseph S. Martz*
(Signature)	(Signature)
Michael T. Hines	Joseph S. Martz
Name	Name
Director	Director
(Title)	(Title)
May 6, 2026	May 6, 2026
(Date)	(Date)

3

EXHIBIT A TO FORM C – OFFERING STATEMENT

AQUINAS SENIOR LIVING, INC.
Target Offering Amount of $10,000.00
Maximum Offering Amount of $124,000.00

Aquinas Senior Living, Inc., a Maryland corporation (the "**Company**," "**we**," "**us**", or "**our**"), is raising a minimum amount of $10,000.00 ("**Target Offering Amount**"), and up to a maximum amount of $124,000.00 ("**Maximum Offering Amount**") through the sale of shares of non-voting Series C preferred stock ("**Share(s)**" or "**Securities**") at a price of $5.00 per Share. The Company will not sell or issue fractional Shares in this offering (the "**Offering**").

The minimum investment required of an investor is $500.00, unless waived by the Company on a case-by-case basis, for any reason or no reason at all. We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2027 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

	Price to Public	Selling Commissions(1)	Proceeds to Company
Price Per Share	$5.00	$0.43	$4.57
Target Offering Amount	$10,000.00	$850.00	$9,150.00
Maximum Offering Amount	$124,000.00	$10,540.00	$113,460.00

(1) The Shares are being offered on a "best efforts" basis. We have engaged DealMaker Securities LLC as our Regulation CF intermediary ("**Intermediary**"). All Offering proceeds will be held in an escrow account with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers ("**Escrow Facilitator**") until the closing of such funds. Once we have raised the Target Offering Amount, and at least twenty-one (21) days from the date of this offering statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

* Dollar amounts are rounded up to the nearest cent.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Shares offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Shares are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Shares are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "
RISK FACTORS" BELOW.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is May 6, 2026.

ABOUT THIS FORM C

We have prepared this offering statement for our Offering of Series C Preferred Stock under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized anyone to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our Shares. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents included as Exhibits or incorporated by reference herein (collectively "**Form C**") contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all the information that you may want to consider. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our Shares. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to Aquinas Senior Living, Inc., a Maryland corporation, together with our controlled subsidiaries.

The Company

Aquinas Senior Living, Inc. is a Maryland corporation formed on October 23, 2023 to acquire and operate independent assisted living and memory care facilities ("**Facilities**"). The Company currently owns two Facilities and operates five other Facilities through installment contracts and leases with options to purchase the Facilities. The Company is governed by its amended and restated articles of incorporation ("**Articles of Incorporation**"), attached hereto as Exhibit B, and its bylaws ("**Bylaws**"), attached hereto as Exhibit C.

Capitalization

The Company is authorized to issue 100,000,000 shares of capital stock consisting of 25,000,000 authorized shares of common stock ("**Common Stock**") and 75,000,000 authorized shares of preferred stock ("**Preferred Stock**"). The Company has designated three classes of Preferred Stock. Of the 75,000,000 shares of Preferred Stock, a total of 800,000 shares have been designated as Series A Preferred Stock, 1,250,000 shares have been designated as Series B Preferred Stock, and 31,000,000 shares have been designated as Series C Preferred Stock. As of the date of this offering statement, the Company had the following shares outstanding:

Class	Amount
Common Stock	10,680,450
Series A Preferred Stock	800,000
Series B Preferred Stock	None
Series C Preferred Stock	None

The Company is currently offering Series B Preferred Stock together with warrants to buy common stock under a friends and family Regulation D offering and Shares of Series C Preferred Stock under a separate Regulation D offering. The Company intends to issue all authorized Series B and Series C Preferred Stock over the next several years through offerings exempt from registration with the SEC. If those offerings are conducted at valuations less than this Offering, investors in this Offering could experience dilution. The Company also has convertible debt and warrants, the exercise of which could dilute investors in this Offering.

Management

The Company is managed by its directors and officers. The Company's shareholders elect the board of directors (the "**Board**"). The current directors of the Company are Leonard S. Poncia (Chairman), Stephen J. Schmid, James T. Burnham, Joseph S. Martz, and Michael Hines. The Company's officers are appointed by the Board. Leonard S. Poncia is our Chief Development Officer, Stephen J. Schmid is the President/Chief Executive Officer, James T. Burnham is the Chief Operations Officer, Jack Takacs is the Executive Vice President for Strategic Solutions, and Michael T. Hines is the Executive Vice President for Capital Markets.

Dividends

Each shareholder of Series C Preferred Stock is entitled to receive, as and when declared by the Board in its sole discretion, cumulative dividends, which dividends shall be paid by the Company out of funds legally available therefor, payable in cash at the rate of ten percent (10%) per annum on $5.00 per share (the "**Issue Price**") of Series C Preferred Stock, payable monthly in arrears. The initial payment date will be January 1, 2026 and each subsequent payment date will be the first day of each calendar month thereafter (each a "**Payment Date**").

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (a "**Liquidation Event**"), not including any sale, transfer or other disposition of all or substantially all of the assets of the Company (a "**Deemed Liquidation Event**"), shareholders will receive an amount equal to (i) $5.00 per share, and (ii) a ratable amount of any unpaid cumulative dividends owed to Series C Preferred Stock shareholders (the "**Series C Liquidation Preference**") for any completed month. Upon a Deemed Liquidation Event, shareholders shall be entitled to receive, out of the assets of the Company, an amount equal to the Series C Liquidation Preference in parity with shareholders of parity stock also entitled to a liquidation preference. Thereafter, shareholders will share ratably with any shareholders of parity stock, ten percent (10%) of any remaining assets of the Company.

Voting

Holders of Series C Preferred Stock do not have voting rights, unless otherwise granted by law. Only holders of the Company's Common Stock have voting rights. Each holder has one vote per share of Common Stock.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, Securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if securities purchased in this Offering are eligible for resale, there is no trading market for such securities, and none is likely to develop.

The Offering

We are offering a minimum of $10,000.00, and a maximum of $124,000.00 in Shares at a price of $5.00 per Share of non-voting Series C Preferred Stock. The minimum investment for each investor is $500.00, unless waived by the Company on a case-by-case basis. If the Target Offering Amount has not been raised by the Offering Deadline of January 31, 2027, this Offering will be terminated, and investor funds will be returned without interest or deduction. If all Shares are sold, the Company will issue a total of 24,800 Shares of Series C Preferred Stock as a result of this offering. Fractional Shares will not be issued.

In order to purchase the Shares, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

(i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

(ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

(iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

The Shares are being offered on a "best efforts" basis. We have engaged DealMaker Securities LLC as our Regulation CF Intermediary. All Offering proceeds will be held in an escrow account with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until the closing of such funds. Once we have raised the Target Offering Amount, and at least twenty-one (21) days from the date of this offering statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

Transfer Agent

DealMaker Transfer Agent LLC will act as the Company's transfer agent for its Series C Preferred Stock and Securities Transfer Corporation will serve as transfer agent for our common stock.

REIT Election

If we qualify, we intend in the future to elect to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes. As a REIT, the Company will be subject to many limitations and requirements, including, but not limited to (i) limits on the types of investments we may make, (ii) requirements relating to the number of shareholders of the Company, (iii) limits on the percentage of shares that may be held by investors, (iv) requirements relating to the amount of taxable income that must be distributed each year, and (v) requirements relating to our assets and income. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code apply, we will be subject to U.S. federal corporate income tax and we may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our qualification. Further, even to the extent that we qualify as a REIT, we will be subject to tax at normal corporate rates on net income or capital gains not distributed to our stockholders, and we may be subject to other taxes, including payroll taxes, and state and local income, franchise, property, sales and other taxes. Moreover, we may have subsidiary entities that are subject to federal income taxation and to various other taxes. We may never elect to be taxed as a REIT, in which case we will be taxed as a C-Corporation. See "Material United States Tax Considerations" for more details.

OFFICERS AND DIRECTORS OF THE COMPANY

The current officers and directors of the Company are listed below, along with their recent work history.

Officers

Name	Position and Offices Held	Term of Office
Stephen J. Schmid	President/Chief Executive Officer	October 23, 2023 - Present
Leonard S. Poncia	Chief Development Officer	September 2025 - Present
James T. Burnham Jr.	Executive Vice President, Chief Operating Officer	May 17, 2024 - Present
Michael T. Hines	Executive Vice President, Capital Markets	October 23, 2023 - Present
Jack Takacs	Executive Vice President, Strategic Solutions	April 15, 2025 - Present

Directors

Name	Position and Offices Held	Term of Office
Leonard S. Poncia	Chairman of the Board	May 17, 2024 – Present
James T. Burnham Jr.	Director	May 17, 2024 – Present
Michael T. Hines	Director	October 23, 2023 – Present
Joseph S. Martz	Director	May 20, 2025 – Present
Stephen J. Schmid	Director	October 23, 2023 - Present

Stephen J. Schmid; President, Chief Executive Officer

35+ years in all aspects of real estate investment property sales, finance, and capital raising. Experienced in underwriting and valuing all major real estate property types. Sales and finance activities exceed $750,000,000. Public and private company experience responsible for equity capital raising, debt financing, joint venture development, project finance, and construction lending with NASDAQ, NYSE, and family office companies. His three-year work history includes:

Company: Aquinas Senior Living, LLC
Position Held: President and Chief Executive Officer
Dates of Service (mm/yr): Since October 2023
Responsibilities: Researched senior housing demand, prepared a business plan, organized, funded and co-founded the Company. Planned for and executed merger with a dormant shell corporation for purposes of capital raising Identified, negotiated and acquired initial properties for Aquinas. Coordinated transition from prior management company to newly formed and capitalized management company. Currently staffing management personnel at senior level.

Company: SCG Realty Group, Inc.
Position Held: President
Dates of Service (mm/yr): Since 2015
Responsibilities: Source commercial real estate projects for acquisition, financing, and development for investment. Entirely responsible for the project lifecycle and collaborate with parties to facilitate project profitability and success.

Leonard S. Poncia; Chairman of the Board, Chief Development Officer

Leonard has 35+ years in all aspects of commercial real estate investment and development. Experienced developer of housing, low and high-rise apartment buildings, urban infill office, retail, and industrial investment property. Entitlement process expert at federal, state, and municipal levels. Development and investment activities exceed $3 billion. Leonard has also spent over 35 years helping care for the elderly through Little Sisters of the Poor.

James T. Burnham Jr.; Executive Vice President, Chief Operating Officer

Experienced and resourceful C-suite executive in the senior housing and long-term care industry in the for-profit and not-for-profit landscape since 2000. Served on multiple state association committees and board-level positions, focusing on PA Assisted Living Association initiatives. Engaged to provide subject matter expert testimony for proposed senior housing and care projects in excess of $500,000,000. His three-year work history includes:

Time Period: June 2023 to Present
Independent Contractor - Consultant for ASL
Responsible for overall operations for various personal care and memory care communities in PA. Conducted financial forecasts and operational assessments for new acquisition opportunities.

Time Period: January 2017 to April 2023
President for Horst Senior Care (HSC) - Brand Name of Columbia Cottage
Responsible for overall financial performance and operations for (5) Assisted Living Facilities (ALF) located in PA. HSC employs over 250 employees and provides 24/7 care and support services to over 180 residents.

Michael T. Hines; Executive Vice President, Capital Markets

Michael Hines is a seasoned corporate finance executive with over 30 years of experience in capital markets and transactional leadership. He has successfully managed public offerings, private placements, mergers and acquisitions, and has syndicated equity placements to banks, institutional investors, family offices, and wealth managers across domestic and international markets. His capital market funding activities exceed $500 million, reflecting a proven track record in structuring and executing complex financial transactions.

Beyond corporate finance, Michael brings expertise as a commercial real estate cost segregation consultant, helping clients optimize tax strategies and improve asset performance. He is also an accomplished small business owner and private investor, leveraging his deep financial acumen to identify and grow strategic opportunities. Michael's career is defined by his ability to navigate dynamic markets, build strong investor relationships, and deliver sustainable value for stakeholders. His three year work history includes:

2018-2022: Cost Segregation Services, Consultant. Provided engineering-based tax consulting solutions to CPAs, real estate investors, and business owners in North Florida.

2023-present: Co-founder, Executive VP, Aquinas Senior Living, Inc.

Jack Takacs; Executive Vice President, Strategic Solutions

Jack is a distinguished Corporate Finance Executive and entrepreneur with more than five decades of experience providing strategic, financial, and operational leadership to corporations and institutional investors across U.S. and international markets. Throughout his career, he has demonstrated expertise in structuring complex transactions, securing capital, and driving growth through the deployment of capital across diverse industries. As Founder and Executive Managing Director of Fundamental Credit Advisors LLC and The Fundamental Group, Jack has led initiatives in auto loan securitizations, collateralized loan obligations (CLOs), monetization of medical devices, and structured credit solutions for large-scale corporate lending and investment portfolios. Previously, he served as Chief Executive Officer of a diversified bank holding company, where he directed mergers, acquisitions, and asset dispositions, and as Managing Director and Senior Partner at a private equity fund managing over $1 billion in assets under management. His experience also includes serving as Co-Head of Capital Markets for a diversified holding company with investments in national hotel chains, franchise businesses, savings and loan banking, and real estate portfolios. Jack's leadership is defined by strategic foresight and innovative financial solutions that deliver long-term value.

Management Compensation

The following table indicates the annual compensation of each of the three highest-paid persons who were executive officers or members of the Board for the period from inception to the period ended December 31, 2025:

Name	Capacities in which compensation was received	Cash compensation		Other compensation		Total compensation	
James Burnham	Executive Vice President, Chief Operating Officer	$	220,500	$	0	$	220,500
Leonard S Poncia	Chief Development Officer	$	30,000	$	0	$	30,000
Stephen Schmid	President, CEO	$	30,000	$	0	$	30,000
Michael Hines	EVP Capital Markets	$	30,000	$	0	$	30,000
Jack Takacs	EVP Strategic Solutions	$	30,000	$	0	$	30,000

The Board sets officer and director compensation. To date, only James Burnham is receiving compensation for his executive services. On June 1, 2024, he began receiving a monthly consulting fee in the amount of $16,500.00. On March 1, 2025, his monthly consulting fee was increased to $18,750.00. Additionally, as of June 1, 2025, the Company began paying for his health and dental insurance, which totals approximately $2,883.92 per month. The Company also pays an annual life insurance premium for Mr. Burnham in the amount of $5,950.00. As of October 2025, the Company pays the other senior executives, Leonard S Poncia, Stephen J Schmid, Michael T Hines, and Jack P Takacs a consulting fee of $10,000.00 each, per month; however, the Company intends to enter into employment agreements with each above listed officer of the Company in the first half of 2026. Each officer is expected to receive a salary of $225,000 per year. When appropriate, the Company intends to provide its employees with benefits including health insurance, stock purchase plan, stock grants, paid vacation and contributions toward retirement. The senior management team will have the option of participating in these benefits when offered.


PRINCIPAL SECURITY HOLDERS


As of the date of this offering statement, the following persons beneficially own more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	Northwestern Enterprises, Inc.[1]	2,222,223	N/A	20.80%

(1) Northwestern Enterprises, Inc. is beneficially owned by Merakey USA, Inc., whose address is 620 E. Germantown Pike, Lafayette Hill, PA 19444. Joe Martz, a director, is the CEO of Merakey USA, Inc.

DESCRIPTION OF BUSINESS

The Business

Overview

The Company intends to acquire and operate independent assisted living and memory care facilities. The Company currently owns two Facilities and controls five other Facilities through installment contracts and leases with options to purchase the Facilities. The property for each Facility is held in a separate wholly owned subsidiary. The operating companies for each Facility are wholly owned by AQ Opco Holdings LLC, a Pennsylvania limited liability company ("**Opco Holdings**"). Opco Holdings is owned forty-nine percent (49%) by a wholly owned subsidiary of the Company, ASL Opco Holdings Member LLC, a Pennsylvania limited liability company ("**ASL Opco**"), and fifty-one percent (51%) by Northwestern Enterprises, Inc., a Pennsylvania corporation ("**Northwestern**"), which is a shareholder of the Company and an affiliate of one of our directors. ASL Opco retains full management control of Opco Holdings.

Current Operations

The Company manages seven properties in two portfolios known as Wynwood House and Heritage Springs. The communities offer compassionate personal care, private and semi-private accommodations and amenities that include health monitoring, 24-hour nursing assistance, and support with nightly care routines. Additional services include guest meals, personal transportation, and beauty/barber services.

In May of 2024, the Company acquired two of the seven properties (Wynwood of Salem Hill and Wynwood of Penns Valley) and entered into leases with purchase options for four of the properties (Wynwood House: Nittany Valley and State College properties; and the Heritage Springs portfolio). Wynwood of Greenhills is subject to an installment purchase agreement and won't close for another seven (7) years. Acquisition closings for the four assets are targeted in the third and fourth quarters of 2026. Under this plan, the Company has begun making managerial, physical and technological improvements to the communities while managing and operating them before acquiring them.

The following includes a short description of each property.

1. Wynwood House at Salem Hills is a single-story personal care home located at 424 Heckman Cemetery Road, Spring Mills, PA 16875. The facility was constructed in 1990 and is situated on approximately 4.53 acres (197,327± square feet), with an approximately 7,425± square foot building located within a residential zoning district. The property is improved with a personal care home of average quality and condition and is licensed for 36 personal care beds, with an operating capacity of 18 units. The site affords good roadway access and visibility and includes approximately 28 on-site parking spaces. The building is constructed on a poured concrete slab foundation with no basement and features wood-frame construction, vinyl exterior wall coverings, and a gable roof with asphalt shingles. Mechanical systems consist of electric baseboard heating and central cooling serving common areas, along with through-wall PTAC units in resident rooms. The facility is equipped with resident call systems and emergency back-up lighting but does not currently include a fire sprinkler system or on-site emergency backup power.

2. Wynwood House at Penns Valley is a single-story personal care home located at 122 Wynwood Drive in Centre Hall, Centre County, Pennsylvania. The facility was constructed in 2005 and is situated on approximately 3.20 acres (139,392± square feet), with an approximately 11,650± square foot building located

within a residential zoning district. The property is improved with a personal care home of average quality and condition and is licensed for 40 personal care beds, with an operating capacity of 37 units. The site offers good roadway access and visibility and includes approximately 25 on-site parking spaces. The building is constructed on a poured concrete slab foundation with no basement and features wood-frame construction, vinyl exterior wall coverings, and a gable roof with asphalt shingles. Mechanical systems consist of electric baseboard heating and central cooling serving common areas, along with through-wall PTAC units in resident rooms. The facility is equipped with resident call systems and emergency back-up lighting; however, it does not currently have a fire sprinkler system or on-site emergency backup power.

3. Wynwood House at Greenhills is a single-story personal care home located at 301 Farmstead Lane in State College, Centre County, Pennsylvania. Situated on approximately 3.43 acres (149,410± square feet), the property contains an approximately 19,856± square foot building that was constructed in 1998 and is zoned Planned Residential Development (PRD). The facility is licensed as a Personal Care Home with capacity for 50 beds and is currently operated with 45 units. The site benefits from good roadway access and visibility and provides approximately 42 on-site parking spaces. The building is of average quality and condition, constructed on a poured concrete slab foundation with no basement, wood-frame construction, vinyl exterior wall covering, and a gable roof with asphalt shingles. Mechanical systems include central air conditioning with through-wall PTAC units serving resident rooms. The facility is fully protected by a wet fire sprinkler system and is equipped with resident call systems, emergency back-up lighting, and an on-site emergency generator, supporting resident safety and continuity of operations.

4. Wynwood House at State College is a single-story personal care home located at 2350 Bernel Road in State College, Centre County, Pennsylvania. The facility was constructed in 2018 and is situated on approximately 3.42 acres (148,975± square feet), with an approximately 28,735± square foot building located within the Planned Airport District (PAD) mixed-use zoning area. The property is improved with a personal care home of average quality and condition and is licensed for 60 personal care beds, with an operating capacity of 57 units. The site plan provides two points of ingress and egress along the south side of Bernel Road and includes approximately 30 on-site parking spaces. The building is constructed on a poured concrete slab foundation with no basement and features wood-frame construction, vinyl exterior wall coverings, and a gable roof with asphalt shingles. Mechanical systems include central air conditioning with through-wall PTAC units serving resident rooms. The facility is fully protected by a wet fire sprinkler system; however, it does not include dedicated security systems or on-site emergency backup power..

5. Wynwood House at Nittany Valley is a single-story personal care home located at 294 Discovery Drive in Boalsburg, Centre County, Pennsylvania. The facility was constructed in 2016 and is situated on approximately 2.61 acres (113,517± square feet), with an approximately 19,100± square foot building zoned C-1 (General Commercial). The property is improved with a personal care home of average quality and condition and is licensed for 40 personal care beds, with an operating capacity of 38 units. The site plan includes two points of ingress and egress along the south side of Discovery Drive and provides approximately 30 on-site parking spaces. The building is constructed on a poured concrete slab foundation with no basement and features wood-frame construction, vinyl exterior wall coverings, and a gable roof with asphalt shingles. Mechanical systems include central air conditioning with through-wall PTAC units serving resident rooms. The facility is fully protected by a wet fire sprinkler system; however, it does not currently include dedicated security systems or on-site emergency backup power.

6. Heritage Springs Memory Care's Lewisburg Community is located at 327 Farley Circle, Lewisburg, PA 17837 in the heart of north central Pennsylvania in the well-established Brook Park Farms section of Lewisburg. The building was built in 2014 as a wood frame single story structure and encompasses approximately 3.28 acres. Housing a total of 42 private and 10 companion style suites, the Lewisburg Community is divided into two neighborhoods: Heritage Hall and Memory Lane. The licensed program includes Secure Care Dementia Unit (SCDU)/ Personal Care Home (PCH) – 64 licensed bed capacity. The Company leased the facility through AQ Opco Lewisburg LLC, a Pennsylvania limited liability company (the "Lewisburg Opco") on March 2025 through a triple net lease agreement. The lease term is for twelve months plus a ninety day extension and commenced on October 19, 2025. Base rent is $30,000.00 per month. Lewisburg Opco's affiliate, AQ Propco Lewisburg, LLC, a Pennsylvania limited liability company, has the option to purchase the leased premises following expiration of the term subject to the purchase Heritage

Springs Memory Care's Montoursville Community described below. For 2025, Lewisburg has an average occupancy of 25 residents with a maximum license capacity of 64.

7. Heritage Springs Memory Care's Montoursville Community opened in the summer of 2019 on a 5 acre site with an excess of 372 excess land. It is located at 878 Old Cement Plant Road, Muncy, PA 17756. The newly constructed community is conveniently positioned in the River Valley of north central Pennsylvania, minutes away from Williamsport. Two neighborhoods complete the new community: each housing 30 residents, for a total of 60 private and semi-private suites. The licensed program includes Secure Care Dementia Unit (SCDU)/ Personal Care Home (PCH) – 60 licensed bed capacity. The Company leased the facility through AQ Opco Montoursville LLC, a Pennsylvania limited liability company (the "**Montoursville Opco**") on March 2025 through a triple net lease agreement. The lease term is for twelve months plus a ninety day extension and commenced on October 19, 2025. Base rent is $40,000.00 per month. Montoursville Opco's affiliate, AQ Propco Montoursville, LLC, a Pennsylvania limited liability company, has the option to purchase the leased premises following expiration of the term subject to the purchase Heritage Springs Memory Care's Lewisburg Community described above. For 2025, Montoursville has an average occupancy of 56 residents with maximum license capacity of 60.

8. On January 9, 2026, the Company entered into an asset purchase agreement, ("APA") to acquire the scattered site senior housing portfolio known as HeartHomes. The portfolio consists of three properties and associated business operations known as: (i) "HeartHomes at Bay Ridge," located at 3023 Arundel on the Bay Road, Annapolis, Anne Arundel County, Maryland; (ii) "HeartHomes at Pasadena," located at 8016 Ritchie Highway, Pasadena, Anne Arundel County, Maryland; and (iii) "HeartHomes at Piney Orchard," located at 8735 Piney Orchard Parkway, Odenton, MD 21113. The Company is only purchasing real and personal property and not the business operations of HeartHomes. We have not closed on these properties and are currently in due diligence. The senior management team has embarked on a 90-day due diligence period and will review operations, policies and procedures, financial records as well as conduct inspections of the physical plants including Phase I environmental studies. At or before the conclusion of the due diligence period, a decision will be made to either purchase the portfolio or terminate the APA. Terms of the APA required the Company to make a good faith refundable $25,000 deposit, which is being held in escrow. If the transaction is concluded, the good faith deposit will be credited against the purchase price. The purchase price of the three asset portfolio is $9,400,000.00. The terms include assumption of an existing HUD mortgage with a balance of approximately $5,022,000, at a rate of 3.67% and amortizing based on a 35-year schedule. The monthly payment is $50,481.70. The seller has agreed to provide a $2,000,000.00 note with terms that include an 8.0% rate, a 30-year amortization schedule with a balloon payment on the eight-year anniversary of the loan. Additionally, terms include anniversary principal payments of $25,000.00. The monthly payment will be approximately $14,676.00. There are a total of 64 units and approximately 4.58 acres that comprise the three sites. There is no guarantee that we will acquire these properties or that the above terms will not change, depending on due diligence findings and other factors.

Support Services

The Facilities will require a number of support services so that they can be operated successfully. These services include but are not limited to the following:

Human Resource Management: Human Resource Management (HRM) plays a crucial role in organizations by managing the most valuable asset: human capital. The scope of HRM encompasses various functions and responsibilities that are essential for effective people management.

1) Employee Recruitment and Selection
2) Training and Development
3) Performance Management
4) Compensation and Benefits Management
5) Employee Relations and Engagement
6) Health and Safety
7) HR Information Management
8) Legal Compliance and Ethical Standards

9) Crisis Management
10) Inclusive Workplace Culture

Financial and Accounting Management: Financial and Accounting Management (FAM) services are responsible for managing the company's finances and ensuring it operates in compliance with regulations.

1) Account Receivable and Account Payable
2) Invoice and Billing
3) Financial Reporting
4) Internal Reporting and Analysis
5) Budgeting
6) Payroll
7) Tax Reporting
8) Interest Payments

Insurance Policy Management: Insurance Policy Management (IPM) refers to the process of creating, updating, and managing insurance policies for customers. This includes tasks such as policy creation, renewal, updates, and cancellation.

1) General Liability
2) Employment Practice
3) Property
4) Worker's Compensation
5) Automobile
6) Umbrella
7) Cyber Security
8) Management Liability
9) Medical and Healthcare

Client and Healthcare Data Management: Healthcare Data Management (HDM) is the process of managing the lifecycle of health data, including its creation, storage, organization, processing, archiving, and destruction. HDM also involves protecting and securing data to maintain confidentiality and integrity and ensuring that only those who need access can access it.

1) Customer Relationship Management – CRM
2) 2) Electronic Health Record – EHR

A number of these services will be provided by Northwestern, a principal owner and strategic service partner of the Company, for which Northwestern will be compensated, including through proceeds from this Offering.

Market Overview

By 2060, more than 90 million Americans will be over age 65-nearly double the number from 2020. Yet new senior housing development is falling behind demand. In the first quarter of 2025, there were only 1,076 construction starts comprising approximately 19,500 units, the lowest since 2009 and 2013, respectively. [1]

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[1] *U.S. Census Bureau, 2017 National Population Projections and NIC MAP 31 Primary Markets*


America's 65+ Population Will Nearly Double by 2060
By 2060, more than 90 million Americans will be over age 65—nearly double the number from 2020. Yet new senior housing development is falling behind demand, and Aquinas alone will only make a dent in it.
This growing imbalance between supply and demand presents a long-term opportunity for investors.
Our mission-driven focus on the mid-market segment of the Mid-Atlantic defines how we will meet this demand, from how we operate and manage communities to how we intend to deliver value for investors.
Projections of the Older Adult Population: 2020 to 2060
Millions of People 65 Years or Older
100
85
70
55
2020
2030
2040
2050
2060
Source: U.S. Census Bureau, 2017 National Population Projections.

In the second quarter of 2025, annual inventory growth fell to 0.97% - the first time below 1% - since the National Investment Center for Senior Housing & Care (NIC) began tracking in 2006. To maintain today's 80+ year olds' need for housing, the US will need to construct approximately 156,000 new units before year end 2025 and nearly 549,000 new units by 2028. That unit construction number exceeds 806,000 of demand for new units by 2030. Based on the current trajectory, by 2030 there is forecast to be a 550,000-unit shortfall and by 2040, demand is forecast to reflect a need for 1.8 million new units.[2]

[2] *U.S. Census Bureau, 2017 National Population Projections and NIC MAP 31 Primary Markets*



Exit Strategy

The Company may operate indefinitely. There is not a public market for the Company's securities and investors may be unable to transfer the securities acquired through this Offering. There is no guarantee that the Company will or won't call the Shares sold in this Offering, and whether or when the Shares are called will depend on the financial condition of the Company and market factors.

Regulation

We are subject to federal, state, and local laws that affect property entitlement, development, and ownership generally, including permitting and licensing laws and regulations relating to the development of property, environmental laws, certificates of occupancy limitations, and laws related to accommodations for persons with disabilities. In addition, we are subject to laws and regulations that affect the ownership and operation of assisted living and memory care homes. Owning and operating residential assisted living and memory care homes in the United States involves compliance with various federal, state, and local regulations. These regulations ensure the safety, well-being, and dignity of residents. At the federal level, oversight is more general and includes adherence to laws such as the Americans with Disabilities Act, the Fair Housing Act, and, in some cases, the Health Insurance Portability and Accountability Act. However, the primary authority over Facilities rests with individual state governments, which set licensing, operational, and care standards. State regulations typically require that facility owners obtain a license through a health or human services department. This licensing process often includes background checks for owners and staff, physical inspections of the property, and the submission of detailed operational plans. States also mandate staff training requirements, which may include certifications in CPR, first aid, and dementia care, depending on the level of services offered. Memory care units, in particular, may be subject to additional standards due to the specialized needs of residents with Alzheimer's or other cognitive impairments. Operational regulations focus on maintaining adequate staffing ratios, ensuring safe medication management, providing appropriate nutrition, and keeping comprehensive resident records. Facilities are also required to have emergency preparedness plans and must submit to regular inspections to maintain compliance. Any violations found during inspections can lead to fines, license suspension, or closure. Additionally, residents' rights—such as privacy, freedom from abuse, and the ability to make personal choices—must be upheld at all times. Local zoning and building codes also play a role in regulating residential assisted living and memory care homes. Operators must ensure that their properties meet fire safety standards, accessibility requirements, and local ordinances that may limit the number of residents or staff per facility. Some municipalities require public hearings or community approvals before a home can open. Navigating these layers of regulation requires careful planning, ongoing education, and often the assistance of legal or compliance professionals.

See the discussion in "Risk Factors" regarding some of these regulations and the risks they pose for our business. Regulations may vary from jurisdiction to jurisdiction and from state to state. In any jurisdictions or states in which we operate, we may be required to obtain licenses and permits to conduct business. While the Company will use its best efforts to comply with all laws, including federal, state, and local laws and regulations, claims arising out of actual or alleged violations of law could be asserted against us by individuals or government authorities. These legal actions could expose the Company to significant damages, legal fees or other penalties that would adversely affect the Company and its ability to distribute income to its shareholders.

Investor Reporting

The Company will use commercially reasonable efforts to furnish to each shareholder reports as follows: (i) a discussion of the Company's performance and (ii) all information related to the Company necessary for the preparation of the shareholder's federal and state income tax returns. The Company initially plans to provide investors with quarterly periodic reports but may change the frequency. It will file annual reports as required under the Securities Act.

Intellectual Property

As of the date of this offering statement, the Company has not applied or received approval of any patents or trademarks.

Litigation

The Company is not aware of any current or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Shares have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Shares, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Shares. The Shares should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Offering and Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of the Shares or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Shares have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Shares. Neither the Offering nor the Shares have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Shares will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim, other than claims arising under federal securities laws, that they may have against the Company arising out of or relating to these agreements. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

The subscription agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Maryland law, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the subscription agreement. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the subscription agreement through binding arbitration. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions.

With arbitration, under the subscription agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Maryland law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

The subscription agreement contains provisions under which each investor waives the right to participate in any class, collective, or representative action or arbitration, and expressly waive any right to pursue claims on a class basis.

These provisions limit an investor's ability to litigate disputes in certain forums and may restrict procedural rights that would otherwise be available under applicable law. By agreeing to resolve disputes without a jury trial and without the ability to consolidate claims with other investors, investors may face higher costs, reduced bargaining power, and limited avenues for relief. Individual arbitration or litigation may be more time-consuming or expensive for a single investor compared to class proceedings. Before investing, each prospective investor should carefully review the dispute resolution provisions contained in the offering materials and consult with legal counsel about the implications of waiving class-based arbitration or litigation rights.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Interests at the Offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Shares exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register such Shares with the Commission under the Exchange Act. If we are required to register any Shares under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Shares will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Shares may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Shares. Because the Shares have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares may also adversely affect the price that you might be able to obtain for the Shares in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Interests.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company, or to receive financial or other information from each, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

The Shares acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Shares offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Shares. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Shares.

There is no market for the Shares.

Neither the Shares or the Company's stock are listed on any exchange or otherwise publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our management has expressed substantial doubt in our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Residents at Facilities are subject to slips and falls.

Slips and falls are most commonly caused by poorly maintained flooring surfaces at Facilities. Residents of assisted living and memory care facilities are particularly vulnerable to injury due to limited mobility, age-related conditions, or cognitive impairments. Flooring issues, including uneven surfaces, worn carpeting, or wet and slippery areas, significantly increase the likelihood of falls. Such incidents can result in fractures, head injuries, or other serious harm that may require hospitalization. Incidents of slips and falls can result in significant legal and financial consequences for the Company. Liability claims arising from falls may lead to costly litigation, insurance claims, and adverse regulatory attention. Frequent or severe incidents can damage the facility's reputation reducing occupancy and making it more difficult to attract new residents. The financial and operational impact of such events can materially affect the Company's cash flow, profitability, and returns to investors.

Resident abuse occurs to an alarming degree at some assisted living Facilities.

Abuse may take the form of physical harm, emotional mistreatment, neglect, or financial exploitation of vulnerable residents. Even a single instance of resident abuse can lead to lawsuits, loss of license, regulatory penalties, reputational damage, and negative media coverage. Allegations of abuse, whether substantiated or not, may deter prospective residents and their families from choosing the Company's Facilities, thereby reducing occupancy and revenue. Resident abuse claims often result in high-profile litigation, which may materially impact the Company's financial condition and investor returns.

Resident elopement can occur if residents who pose a potential flight risk are not properly identified or cared for.

Residents may wander or leave the facility unsupervised, placing themselves at risk of injury, illness, or death. Memory care residents are particularly prone to wandering due to cognitive impairments such as dementia or Alzheimer's disease. Incidents of elopement can create significant liability and regulatory exposure. If a resident is harmed, the Company may face legal claims, fines, and heightened scrutiny from regulatory authorities. Such events can damage the facility's reputation, reduce occupancy, and erode trust among families and referral partners, ultimately affecting financial performance and returns to investors.

The Facilities may experience issues maintaining appropriate staffing levels.

Staffing shortages in assisted living and memory care facilities are common due to high employee turnover, low unemployment rates, wage inflation, and competition from hospitals or other healthcare providers. Adequate staffing is critical to ensuring resident safety, compliance with regulations, and operational efficiency. Failure to maintain adequate staffing levels can compromise the quality of care, increase the risk of resident harm, and expose the Company to regulatory sanctions. Inadequate staffing levels can materially impact care quality and regulatory compliance. If the Company cannot maintain required staff-to-resident ratios or employ qualified personnel, it may face citations, fines, and even suspension of admissions. Staffing deficiencies can also increase operational costs, reduce resident satisfaction, and lead to reputational damage, all of which may adversely affect profitability and returns to investors.

The Company may face liability in the event of a resident's wrongful death.

Wrongful death may result from a range of factors, including failure to maintain facility infrastructure, inadequate emergency preparedness, or lack of access to essential services such as food, water, and electricity. Severe weather events, natural disasters, or system failures may exacerbate these risks, leaving residents vulnerable to harm. Claims arising from wrongful death can be financially devastating, often involving substantial damages, regulatory penalties, and reputational harm. The occurrence of such events may materially affect the Company's operations and investor returns.

Procedural mistakes can potentially lead to liability for the Company.

Examples include administrative errors, inadequate review of physician orders, improper medication management, or serving residents food that does not comply with medical restrictions. Errors of this nature may cause severe injury, illness, or death, exposing the Company to malpractice lawsuits, regulatory penalties, and reputational damage. In addition, procedural mistakes often generate negative publicity, which may reduce demand for the Company's Facilities and adversely affect occupancy rates. Such outcomes can materially impair revenues and profitability.

Residents may be injured or killed during transportation while under the facility's supervision.

Transportation risks include motor vehicle accidents, inadequate supervision during travel, or unsafe conditions within transport vehicles. Liability arising from transportation incidents can be significant. Claims may include negligence or wrongful death lawsuits, which can be costly and attract regulatory scrutiny. Negative publicity from transportation-related incidents may reduce trust among prospective residents and families, ultimately impacting occupancy, revenues, and financial performance. Negative publicity from such events could discourage prospective residents and damage the Company's standing with regulators, lenders, and referral networks. Transportation-related claims can materially impact the Company's financial condition.

Assisted living facilities must comply with extensive state and local regulations and are subject to periodic inspections.

Regulatory requirements govern virtually all aspects of facility operations, including staffing levels, safety protocols, resident care standards, training, reporting, and recordkeeping. Facilities are routinely inspected by state or local authorities to ensure compliance with licensing and operational standards, and failure to meet these requirements may result in citations, fines, or corrective action mandates. Even isolated or minor deficiencies identified during inspections can trigger heightened oversight, additional inspections, or other regulatory interventions that may disrupt normal operations. The regulatory environment for assisted living and memory care facilities is subject to change, and modifications to existing rules or the introduction of new regulations could further complicate compliance obligations, increasing the risk of violations or penalties.

Noncompliance may result in fines, sanctions, restrictions on resident admissions, or suspension or revocation of licenses necessary to operate the Facilities. Such regulatory actions can reduce occupancy, disrupt revenue streams, and limit the Company's ability to expand or operate efficiently. In addition, regulatory violations or adverse inspection results may attract negative publicity, damage the Company's reputation, and diminish trust among residents, families, and referral sources. The combined effect of enforcement actions, reputational harm, and operational disruption could materially and adversely affect the Company's financial condition, operating results, and returns to investors.

The Company may suffer losses that are not covered by insurance.

Insurance coverage maintained by the Company may exclude certain risks, impose coverage limits, or be insufficient to cover the full amount of damages incurred. Material losses from lawsuits, property damage, natural disasters, or other adverse events may therefore exceed available insurance proceeds. In such cases, the Company would be required to fund the shortfall, which could reduce cash flow, impair the ability to meet obligations, and materially impact Member returns.

The Company may be required to disclose certain information about shareholders to state regulators.

Ownership thresholds may trigger reporting obligations requiring disclosure of financial or personal information to regulatory agencies. Regulatory reporting requirements may impose administrative burdens and affect investment flexibility. Disclosure obligations may deter potential investors or require additional compliance resources. Maintaining ownership below a certain threshold generally avoids reporting, but there is no guarantee that regulators will not impose disclosure requirements, which could materially affect the Company's operations.

The demand for assisted living and memory care facilities may be affected by changes in the healthcare and senior housing markets.

Shifts in demographics, such as changes in population size, age distribution, or household income, may affect the number of prospective residents. Government policies and reimbursement programs for senior care, including Medicaid and Medicare, can influence the affordability and accessibility of facility-based services. Declines in market demand or changes in government policies may materially impact occupancy and financial performance. The expansion of alternative care options, including home healthcare, independent living, or other senior housing arrangements, may reduce the demand for the Company's Facilities. Reduced occupancy can directly affect revenues and profitability.

Negative publicity or damage to the Company's reputation could materially reduce demand for its services.

The assisted living and memory care industry is highly sensitive to public perception, and negative reports regarding resident care, regulatory compliance, or operational incidents can quickly affect trust and confidence. Reputation is closely tied to occupancy levels and referrals from families, healthcare providers, and community organizations. Even unsubstantiated claims or events occurring at other facilities in the industry can create reputational harm that affects occupancy and referral networks. Adverse publicity may lead to decreased occupancy, strained relationships with referral sources, and increased scrutiny from regulators. Reputation-related impacts can materially impair revenues, and operational performance.

Outbreaks of infectious disease or pandemics can adversely impact operations.

Residents in assisted living and memory care facilities are particularly susceptible to communicable diseases due to age, underlying health conditions, and communal living environments. Outbreaks such as influenza, COVID-19, or other infectious diseases can spread rapidly within a facility. Disease outbreaks can result in serious illness or death, increased operating costs, and reputational harm. Regulatory interventions during outbreaks may include mandatory closures, restrictions on admissions, or enhanced reporting requirements. Disease-related disruptions can materially affect occupancy, revenue, and the Company's overall financial condition.

Natural disasters or other emergencies may damage Facilities or harm residents.

Facilities may be located in areas prone to hurricanes, floods, wildfires, earthquakes, tornadoes, or other catastrophic events. Property damage, power outages, or disruption of essential services during such events can endanger residents and interrupt operations. The financial and operational consequences of natural disasters can be severe. Costs associated with repairs, temporary relocation of residents, or potential legal claims may exceed insurance coverage. Emergency events can materially affect cash flow, and profitability.

The Company may be subject to financial and interest rate risks related to debt financing.

Acquisition, construction, and operation of assisted living and memory care facilities may require significant borrowings. Fluctuations in interest rates, refinancing risk, or restricted access to credit markets may increase borrowing costs or limit available financing. In addition, declining property values or operational challenges could adversely affect the Company's ability to refinance or service debt, potentially impacting profitability and cash flow.

Technology failures or breaches of data privacy could disrupt operations and result in liability.

Facilities rely on electronic health records, monitoring systems, and other technology to manage resident care. Failure of these systems or unauthorized access to sensitive information could interrupt operations, violate privacy laws, and expose the Company to litigation or regulatory fines. Cybersecurity risks are continually evolving, and breaches or system failures may have material adverse effects on the Company's operations, reputation, and financial results.

Competition from other senior care providers may reduce occupancy and revenues.

The assisted living and memory care market is highly competitive, with facilities competing for residents based on location, services, pricing, and amenities. Newer or more attractive facilities in the area may draw prospective residents away from the Company's properties. Increased competition may materially impact financial results. Competitive pressures can lead to reduced occupancy, lower pricing, or higher marketing expenditures, all of which can reduce operating margins and profitability. The Company's financial condition and returns to investors may be adversely affected if competitors capture a significant share of the local market.

Liquidity and exit risks may limit the Company's ability to sell properties at favorable terms.

The resale market for assisted living and memory care facilities may be limited or influenced by local market conditions, regulatory requirements, or the performance of the Facilities. Adverse changes in land use laws, healthcare regulations, or market demand may reduce the pool of potential buyers or the price achievable upon sale. Limited liquidity can materially impact returns. Changes in market demand, regulatory requirements, or local zoning laws may reduce the pool of potential buyers or the achievable sale price.

In addition to the risks related to operating assisted living and memory care homes, the Company will be subject to those general risks relating to the ownership and operation of real estate.

The Company's economic success will depend in part on leasing the property. Fluctuations in operating expenses and tax rates can adversely affect operating results. Certain expenditures associated with the properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the leasing of the properties to the operation companies. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and management's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

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- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of a property, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the properties promptly in response to economic or other conditions will be limited, which could affect the Company's ability to realize a return on its investment in a property. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally. In addition, selling the property may be more difficult if the Facility built upon the property is underperforming.

The failure of a property to sufficiently appreciate in value could preclude our investors from realizing an attractive return on their investment.

There is no assurance that a property will appreciate in value or will ever be sold at a profit. The marketability and value of a property will depend upon many factors beyond the control of our management including the marketability of the Facilities. There is no assurance that there will be a ready market for a property since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, which are beyond our control. We cannot predict whether we will be able to sell a property or Facility for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser. Moreover, we may be required to expend funds to correct defects or to make improvements before a property or Facility can be sold. We cannot assure any person that we will have funds available to correct those defects or to make those improvements.

While the Company does not intend to develop and construct any Facilities, it may need to perform repairs or make improvements to the Facilities. Real estate development and construction involves various risk factors that can impact the successful completion of a project. These risks may include, but are not limited to:

- Financial Risk: Insufficient funding or cash flow issues can lead to project delays, cost overruns, or even project abandonment. Interest rate fluctuations can impact borrowing costs and profitability if debt financing is needed to make improvements or repairs to a Facility. Inadequate financial planning and budgeting can lead to cost overruns and negatively affect a Facility.

- Construction and Design Risk: Poor project planning and design can lead to construction delays and increased costs. Design flaws or changes can result in construction rework, causing delays and cost overruns which could affect the overall profitability of a project. Availability of skilled labor and materials can also impact the construction schedule and costs.

- Regulatory and Legal Risk: Delays or complications in obtaining necessary permits and approvals for work can lead to project delays and increased costs. Legal disputes, such as contract disputes or litigation, can lead to delays, increased costs, and reputational damage to the Company.

- Environmental and Sustainability Risk: Environmental contamination or other environmental issues can lead to costly cleanup efforts and delays. Changes in environmental regulations can impact planned improvements and construction methods, potentially leading to increased costs.

- Technology and Innovation Risk: Incorporating new technologies or construction methods without proper understanding or testing can lead to implementation challenges and delays. Technological disruptions or changes can impact project timelines and costs.

- Health and Safety Risks: Inadequate safety measures can result in accidents, injuries, or fatalities, to residents of the Facilities leading to legal and financial consequences.

A property may be subject to foreclosure if a default under any mortgage loan occurs.

Each mortgage loan secured by a property will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing some or possibly its entire investment.

Due diligence may not uncover all material facts.

The Company will endeavor to obtain and verify material facts regarding the both the Facilities and the properties it purchases. It is possible, however, that it will not discover certain material facts about because information presented by the seller may have been prepared in an incomplete or misleading fashion, and material facts may not yet have been discovered.

Real estate investments are subject to the risk that governmental authorities, or in certain cases other entities with delegated authority, may exercise the power of eminent domain to acquire all or a portion of a property for public use.

The process of taking property through eminent domain, known as condemnation, generally requires the payment of "just compensation;" however, the amount awarded may not reflect the property's highest and best use, its future development potential, or the value of the property to the Company. In addition, condemnation proceedings may involve significant delays, legal expenses, and uncertainty as to the timing and amount of any compensation ultimately received. In cases where only a portion of the property is taken, the remainder may be rendered less valuable or less functional, which could impair operating income or long-term investment returns. The possibility or initiation of eminent domain proceedings may also adversely affect the ability to lease, finance, or sell the property. Accordingly, the exercise or threat of eminent domain or condemnation could materially and adversely affect the value of and returns on the Company's investments.

Future changes in land use regulations, zoning ordinances, or environmental laws could adversely affect our ability to operate or sell any property on which a residential care facility is built.

Although the property may currently be permitted for use as a care facility, modifications to zoning or land use rules could restrict or eliminate such use or cause the property to be classified as a nonconforming use, thereby limiting redevelopment options or transferability to a subsequent purchaser. In addition, more stringent environmental regulations may impose new compliance obligations relating to waste management, water usage, hazardous materials, or energy efficiency that increase operating costs and discourage potential buyers. Certain changes in law could also require remediation of existing conditions, additional permitting, or environmental reviews before a sale could be completed, resulting in delays or reduced proceeds. Any such regulatory developments could materially and adversely impact the marketability, value, and liquidity of the property.

Any person who supplies services or materials to the Facilities may have a lien against the underlying property securing any amounts owed to such person under state law.

Therefore, even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic's lien rights against such property. If one or more mechanics' liens does appear against a property, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of a property could negatively affect returns therefrom.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for distribution to the Company's investors.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us booking the property. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce or eliminate the amounts available for distribution to you.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

The Facilities may be subject to the Americans with Disabilities Act of 1990, as amended (the "**ADA**." Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for investors.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce the Company's cash flows and the return on investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums the Company pays for coverage against property and casualty claims. Additionally, to the extent the Company finances its acquisitions, mortgage lenders in some cases insist that property owners purchase coverage against flooding as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, which could inhibit the Company's ability to finance or refinance its properties if so required. In such instances, the Company may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. The Company may not have adequate coverage for such losses. If any of the properties incur a casualty loss that is not fully insured, the value of the assets will be reduced by any such uninsured loss, which may reduce the value of investor interests. In addition, other than any working capital reserve or other reserves the Company may establish, the Company has no additional sources of funding to repair or reconstruct any uninsured property. Also, to the extent the Company must pay unexpectedly large amounts for insurance, it could suffer reduced earnings that would result in lower distributions to investors.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.

Operational delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing us to miss out on lucrative contracts. Furthermore, unanticipated redirections can lead to fragmented operational efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business— such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2023, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor's attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's management and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board and may not be on an arm's-length basis. The Board and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Company Agreement, management may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have, for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2024 and into 2025. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in and may continue to result in cost increases for labor, equipment, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent.

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our directors, officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team. We are highly dependent on their knowledge base and industry relationships and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Federal Income Tax Risks

Investors may be subject to corporate-level taxation on dividends received.

Dividends distributed by a corporation are generally includable in the gross income of the shareholder for federal income tax purposes. Depending on the classification of the dividend as ordinary or qualified, it may be taxed at rates higher than anticipated by the investor. Investors who receive dividends may also be subject to additional taxes, such as the Net Investment Income Tax, further reducing the after-tax return on their investment. The federal tax treatment of dividends may vary based on individual circumstances or changes in law. Investors with different filing statuses, income levels, or other holdings may experience materially different tax consequences. Moreover, if the corporation fails to properly report dividends or if regulatory authorities reclassify dividend distributions, investors could be liable for additional taxes, penalties, or interest, adversely affecting the net economic benefit of their investment.

Capital gains or losses may be realized upon the sale of stock.

When an investor sells shares of a corporation, the difference between the sale price and the investor's adjusted basis in the stock generally results in a capital gain or loss. Gains are subject to federal income taxation at rates that vary depending on whether the gain is short-term or long-term, and losses may be limited in deductibility. The timing and amount of capital gains or losses can significantly impact an investor's after-tax returns. Unanticipated tax consequences may reduce the net proceeds from a sale. Changes in federal tax rates, adjustments to the cost basis of the shares, or determinations by the IRS regarding the character of the gain may result in a higher-than-expected tax liability. Investors may also be limited in their ability to offset capital gains with losses from other investments, which could further reduce after-tax returns

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in the Company's results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in any Shares of the Company would be limited to prospective effect. Potential changes include alterations to corporate tax rates, dividend taxation, capital gains treatment, or the availability of deductions and credits that currently benefit investors. Legislative or regulatory changes could materially increase investors' tax liabilities. Any such changes could reduce the anticipated after-tax return on investment and may alter the relative attractiveness of investing in the corporation compared to other investment opportunities. Investors may be required to pay additional taxes or comply with new reporting obligations, potentially affecting the overall economic benefit of their investment. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made, as the case may be.

REIT Tax Considerations

The Company may make an election to be taxed as a REIT in the future. If it elects to do so, the following are some of the risks the Company may become subject to.

We may elect to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes.

As a REIT, the Company will be subject to many limitations and requirements, including, but not limited to (i) limits on the types of loan and investments we may make, (ii) requirements relating to the number of shareholders of the Company, (iii) limits on the percentage of shares that may be held by investors, (iv) requirements relating to the amount of taxable income that must be distributed each year, and (v) requirements relating to our assets and income. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code apply, we will be subject to U.S. federal corporate income tax and we may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our qualification. Further, even to the extent that we qualify as a REIT, we will be subject to tax at normal corporate rates on net income or capital gains not distributed to our stockholders, and we may be subject to other taxes, including payroll taxes, and state and local income, franchise, property, sales and other taxes. Moreover, we may have subsidiary entities that are subject to federal income taxation and to various other taxes.

The IRS may challenge our characterization as a REIT.

If we elect to be taxed as a REIT under the Code, the IRS could assert that we were not organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed ownership, organization and method of operation will not enable us to meet the requirements for qualification and taxation as a REIT under the Code. While we will endeavor to operate so that we will qualify as a REIT if such an election is made, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

The Company may incur additional tax obligations if its REIT status is revoked.

The REIT provisions of the Internal Revenue Code can be complicated to comply with. There are extensive rules the Company must sure it is in compliance with and failure to comply could result in increased taxes. In addition, our Board could revoke the REIT qualification of the Company without approval which could subject the Company to U.S. federal income tax. Our Board could revoke or otherwise terminate the Company' REIT election, without the approval of our investors, if it determines that it is no longer in the Company's best interest to continue to qualify as a REIT. If the Company ceases to be a REIT, we will become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our investors.

REIT status can bring a loss of operating flexibility and growth constraints.

Electing REIT status imposes material limitations on the corporation's ability to retain and reinvest earnings. Under Internal Revenue Code (IRC) requirements, a REIT must distribute at least 90% of its taxable income to shareholders annually in the form of dividends. Failure to do so can lead to the loss of REIT status, with consequent corporate-level taxation. This required payout substantially reduces retained earnings available for reinvestment in property acquisition, improvements, debt reduction, or other growth initiatives. As a result, the corporation may be forced to rely on external financing (debt or equity) rather than internal cash flow, increasing its cost of capital and risk.

REIT taxation can bring increased tax burdens on shareholders and treatment of distributions.

Although REIT election can avoid corporate income tax at the entity level on distributed income, shareholders face potentially unfavorable tax treatment. Dividends paid by a REIT are generally taxed as ordinary income, not as "qualified dividends," which are taxed at lower capital gains rates, unless specific circumstances apply. Moreover, portions of the distributions may be categorized as "return of capital," which reduces a shareholder's basis and pushes taxable events into the future; upon sale, this may result in large capital gains. The limitations of depreciation recapture and unfavorable timing of income recognition can also impose unexpected tax burdens. For shareholders in high tax brackets or in jurisdictions with additional tax layers, the tax cost of REIT dividends can significantly erode net after-tax yield.

The impact of interest rates, financing costs, and valuation sensitivities can bring risks with a REIT election.

Operating as a REIT tends to make corporations more sensitive to interest rates and debt servicing costs. Because REITs are required to distribute most taxable income, they often retain less cash for debt repayment or buffering against rising rates. When borrowing costs increase (either through variable rate debt or through refinancing existing fixed-rate loans), the margin between rental income and debt service may compress. Also, higher interest rates can reduce property valuations, increase capitalization rates, and thereby reduce NAV (net asset value) or appraised asset values. This can adversely affect both the ability to acquire new properties profitably and the perceived value by investors, especially in environments where credit is tight.

The performance of a REIT is heavily dependent on trends in the real estate markets where it invests.

A downturn in property values, oversupply of comparable properties, increased vacancy rates, or declines in rental rates can significantly impair the corporation's ability to generate qualifying income and maintain distribution levels required under REIT rules. Because REITs are often restricted in the type of income they can generate, diversification options are limited, further exposing investors to cyclical and regional market risks.

REIT qualification places Restrictions on the business activities of the Company.

Once a corporation elects REIT status, it is restricted in the scope of its operations. For example, REITs cannot directly engage in most non-real estate businesses and are limited in the services they may provide to tenants. To comply, REITs often must form taxable REIT subsidiaries (TRSs) to conduct non-qualifying activities, which may create additional tax liabilities and structural complexity. These restrictions could prevent the corporation from pursuing otherwise attractive business opportunities that fall outside the REIT framework, thereby limiting long-term growth potential.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company is raising funds primarily for operations and funding acquisitions. The Company has set a Target Offering Amount of $10,000.00, and a Maximum Offering Amount up to $124,000.00 for Shares at $5.00 per Share in order to acquire properties and fund operations. The minimum investment for each investor is $500.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. Fractional Shares will not be sold by the Company. We must raise an amount equal to or greater than the Target Offering Amount by January 31, 2027. Unless we raise the Target Offering Amount by the Offering Deadline, no Shares will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Shares at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Shares at any time for any reason.

Intermediary and Escrow

In order to purchase the Shares, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with our Escrow Facilitator, Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees related to the Offering:

- Monthly Subscription Fee of $2,000 per month for account management and software access
- Usage Fee 8.5% of proceeds raised through the Offering

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount.

Use of Proceeds	Maximum Offering Amount	Target Offering Amount
Fees to Intermediary	$60,140.00	$4,850.00
Acquisitions	$48,360.00	$3,900.00
General and Administrative(1)	$3,100.00	$250.00
Working Capital/Reserves(2)	$12,400.00	$1,000.00
Total	**$124,000.00**	**$10,000.00**

(1) General and administrative expenses may include general overhead, lease payments, utilities, payroll, including to our officers, directors, and management, subscriptions, and general operating expenses.
(2) Reserves may be deployed towards any of the above categories.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's acquisition strategy or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Interests by completing the subscription process hosted by DealMaker Securities LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each investor must represent and warrant that the investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .1,000 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

      B.   the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

      i.   Where the investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of investor's annual income or net worth, subject to a maximum investment of $124,000.

      ii.   Where the investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the investor's annual income or net worth.

      iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments but have not yet had such commitments accepted by the Company. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Shares in exchange for their investment.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Closings and Investment Cancellation

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, provided the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until (i) all Interests have been sold or (ii) the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers until released to the Company following a closing. The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.


CAPITAL STRUCTURE


The rights and obligations of the shareholders are governed by the Company's Amended Certificate and Bylaws. The following summary covers certain significant provisions of these documents and is qualified in its entirety by the provisions of each. It is the intent of the Company that this offering statement accurately summarize and represent the terms of the Amended Certificate and Bylaws. However, in the event that any term of this offering statement conflicts with either document, the respective document shall control rather than the offering statement. Each prospective investor should carefully study the Amended Certificate and Bylaws attached hereto as Exhibit B and Exhibit C, respectively, in their entirety before purchasing Shares. Capitalized but undefined terms within this section shall have the meaning set forth in the Amended Certificate (including any series designations).

Capitalization

The Company is authorized to issue 100,000,000 shares of capital stock consisting of 25,000,000 authorized shares of common stock ("**Common Stock**") and 75,000,000 authorized shares of preferred stock ("**Preferred Stock**"). The Company has designated three classes of Preferred Stock. Of the 75,000,000 shares of Preferred Stock, a total of 800,000 shares has been designated as Series A Preferred Stock, 1,250,000 shares have been designated as Series B Preferred Stock, and 31,000,000 shares have been designated as Series C Preferred Stock. As of the date of this offering statement, the Company had the following shares outstanding:

Class	Amount
Common Stock	10,680,450
Series A Preferred Stock	800,000
Series B Preferred Stock	None
Series C Preferred Stock	None

Outstanding Options, Safes, Convertible Notes, Warrants

SAFEs: The Company has no outstanding SAFEs.

The Company has $200,000.00 of outstanding convertible promissory notes ("**Note B**"). The general terms of the notes include an interest rate of five percent (5%) per annum, a maturity date of 24 months from the note closing date (May 31, 2024), conversion option with twenty-five percent (25%) of the principal paid in cash, the remainder principal converted into Common Stock at a price of $3.00 per share, and bonus shares of Common Stock equal to ten percent (10%) of the number of shares received upon conversion, and a Common Stock purchase warrant exercisable during a one year term from the date of issuance (terms described below). Pursuant to the Note B Subscription Agreement, warrants are available only to Note B holders upon conversion. The maximum number of warrants that may be issued is calculated as 110% of the number of shares obtained by dividing 75% of the Note B outstanding balance by $3.00. Based on the Note B balance of $200,000, the Company may issue up to 55,000 warrants. The warrant exercise price is equal to 85% of the most recent share offering price. Using a share price of $5.00 at conversion, the resulting strike price would be $4.25 per share, resulting in maximum potential proceeds of approximately $233,750. Any warrants issued will have a contractual term of 12 months from issuance and will expire no later than November 2026.

In addition, the Company is offering warrants through a separate offering exempt pursuant to Regulation D. As of the date of this offering statement, no such warrants have been issued. Up to 125,000 shares of Common Stock may be exercised through the warrants if all securities are sold in that offering.

Common Stock

The Company has authorized 25,000,000 shares of Common Stock.

Rank

The Company's Common Stock ranks junior to its Preferred Stock in respect of the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding-up of the Company.

Distributions

Holders of the Common Stock of the Company will be entitled to receive when, as and if declared by the Board, cash dividends, pro rata based upon the number of shares held, after all payments owed to holders of the Preferred Stock have been made.

Voting

Holders of the Company's shares of Common Stock may vote or provide consent on matters brought before the shareholders and have one vote per share of Common Stock.

<u>Other Rights</u>

Holders of the Common Stock have no redemption or preemptive rights.

Series A Preferred Stock

The Company has designated 800,000 shares as Series A Preferred Stock.

<u>Rank</u>

The Series A Preferred Stock, with respect to dividend rights, ranks (a) senior to the Common Stock; and (b) on a parity, in all respects, with Series B Preferred Stock and Series C Preferred Stock. The Series A Preferred Stock will also rank junior in right of payment to the Corporation's other existing and future indebtedness. The Series A Preferred Stock has no preferential rights upon liquidation, dissolution or winding up of the Corporation. The Corporation has the right to authorize and/or issue additional shares or classes or series of capital stock without the consent of the holders.

<u>Voting Rights</u>

Holders of Series A Preferred Stock have no voting rights except as provided for by the Maryland Business Organization Code or as expressly provided for in the Amended and Restated Certificate of Formation.

<u>Dividends</u>

Holders of record of the Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board or an authorized committee thereof, out of funds of the Company legally available therefor, non-cumulative cash dividends at the annual rate of 4.0% of $3.00 per share for each such share of Series A Preferred Stock. The amount of dividends payable for any quarterly dividend period will be computed on the basis of twelve 30-day months and a 360-day year. The amount of dividends payable for any period shorter than a full quarterly dividend period will be computed on the basis of the actual number of days elapsed in such period.

<u>Conversion</u>

Optional Conversion of Series A Preferred Stock: The Series A Preferred Stock is not convertible at the option of holders. Beginning May 31, 2029, the Company has the unilateral right, but not the obligation, to convert some or all outstanding shares of Series A Preferred Stock into shares of Common Stock at the applicable conversion rate in effect on the conversion date. Holders will not have the ability to elect whether or when such conversion occurs.

Company-Controlled Timing and Mechanics: Any conversion will be effected by written notice from the Company to the holders specifying the number of shares being converted and the conversion date. Upon receipt of such notice, holders will be required to surrender their Series A Preferred Stock certificates and related documentation within a specified period in order to receive Common Stock. Failure to timely comply with these administrative requirements could delay the issuance of Common Stock.

Conversion Consideration: Upon conversion, each share of Series A Preferred Stock will be converted into a fixed number of shares of Common Stock based on the conversion rate in effect at the close of business on the conversion date. Fractional shares of Common Stock will not be issued; instead, holders will receive cash in lieu of any fractional share based on the market price of the Common Stock immediately prior to issuance.

Dividend Treatment Upon Conversion: Holders whose Series A Preferred Stock is converted will be entitled to receive any declared but unpaid dividends accrued through the conversion date in cash. Following conversion, the converted Series A Preferred Stock will cease to be outstanding and will no longer accrue dividends or carry any preferred rights.

No Holder Redemption or Exchange Rights: The Series A Preferred Stock is not redeemable at the option of holders and is not exchangeable for other securities or property of the Company. There is no sinking fund or similar mechanism for the retirement or repurchase of Series A Preferred Stock.

Dilution and Loss of Preferred Rights: Conversion of Series A Preferred Stock into Common Stock will result in dilution to existing holders of Common Stock and will eliminate the converted holders' preferential rights, including dividend preferences and liquidation priorities, replacing them with the rights associated with Common Stock.

Regulatory and Issuance Considerations: The Company is required to reserve a sufficient number of authorized but unissued shares of Common Stock to satisfy its conversion obligations and to comply with applicable securities laws in connection with the issuance of Common Stock upon conversion. Delays or restrictions arising from securities law compliance could affect the timing of conversion and delivery of shares.

<u>Preemptive; Shareholder Redemption Rights</u>

Holders of Series A Preferred Stock are not entitled to preemptive rights to acquire additional capital stock of the Company and do not have redemption rights.

Series B Preferred Stock

The Company has designated 1,250,000 shares as Series B Preferred Stock.

<u>Rank</u>

The Series B Preferred Stock, with respect to dividend rights, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all Parity Stock, including the Series A Preferred Stock and the Series C Preferred Stock. With respect to any liquidation, dissolution, or winding up of the Corporation, the Series B Preferred Stock, with respect to dividend rights, ranks (a) senior to all Junior Stock; and (b) on parity, in all respects, with all Parity Stock, including Series C Preferred Stock as described in Section 3 below. Also, the Series B Preferred Stock and all other capital stock of the Corporation ranks junior in right of payment to the Corporation's existing and future indebtedness. The Corporation has the right to authorize and/or issue additional shares or classes or series of capital stock without the consent of the Holders

<u>Voting Rights</u>

Holders of Series B Preferred Stock have no voting rights except as provided for by the Maryland Business Organization Code.

<u>Dividends</u>

Each holder of shares of Series B Preferred Stock will be entitled to receive, when and as declared by the Board of Directors in its sole discretion, cumulative dividends, which dividends will be paid by the Corporation out of funds legally available therefor, payable in cash at the rate of ten percent (10%) per annum on $4.00 per share of Series B Preferred Stock, payable monthly in arrears. The initial Payment Date will be January 1, 2026 and each subsequent payment date will be the first day of each calendar month thereafter. The record date to qualify for payment of dividends for a Payment Date is 30 days prior to the Payment Date. Dividends will be computed on the basis of twelve 30-day months and a 360-day year. Each payment made to a Series B Holder shall be rounded to the next lowest cent. Subject to any applicable fiscal or other laws and regulations, each dividend payment will be made by ACH or check and mailed to the Series B Holder's address as it appears on the register for such share of Series B Preferred Stock by the 15th day after the Payment Date.

So long as any shares of the Series B Preferred Stock remain outstanding, the Corporation shall not declare, set apart or pay any dividend or make any other distribution of assets (other than dividends paid or other distributions made in stock of the Corporation ranking senior to the Series B Preferred Stock as to the payment of dividends) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Corporation ranking senior to the Series B Preferred Stock as to the payment of dividends, if any), shares of Common Stock unless all cumulative dividends and the full monthly dividend on the Series B Preferred Stock for the then current calendar month has been or is contemporaneously declared and paid or declared and set apart for payment.

When dividends are not paid in full on the Series B Preferred Stock and any other shares of stock of the Corporation ranking on a parity as to the payment of dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any such other shares of stock of the Corporation will be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Stock and any such other shares of stock will in all cases bear to each other the same ratio that the dividends per share on the Series B Preferred Stock for the then current dividend period bears to the dividends per share on such other shares of stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend).

<u>Liquidation, Dissolution, and Winding-Up</u>

Liquidation Event: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (Liquidation Event), not including any sale, transfer or other disposition of all or substantially all of the assets of the Company (Deemed Liquidation Event), before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, (i) the $4.00 per share, and (ii) a ratable amount of any unpaid cumulative dividends owed to the Holders of Series B Preferred Stock (the "**Series B Liquidation Preference**") for any completed month. Such Series B Liquidation Preference shall be made in parity with any Holders of Parity Stock who also are entitled to receive a Liquidation Preference. After payment in full of the Series B Liquidation Preference, Holders of the Series B Preferred Stock shall not participate further in distribution of any remaining assets of the Corporation.

Deemed Liquidation Event: Upon a Deemed Liquidation Event, before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation, legally available for distribution to its stockholders, an amount equal to the Series B Liquidation Preference in parity with Holders of Parity Stock also entitled to a Liquidation Preference. Thereafter, Holders of Series B Preferred Stock will share ratably with any Holders of Parity Stock, ten percent (10%) of any remaining assets of the Corporation.

<u>Corporation Call of Shares</u>

The Corporation may, at its sole option, redeem or call the shares of Series B Preferred Stock, in whole or in part, any time after eighteen (18) months from the Series B Initial Issuance Date (the date on which the Corporation records the issuance of the first share of Series B Preferred Stock in its stock ledger), in cash, upon giving not less than ten (10) Business Days' prior written notice to any Holders whose shares are being redeemed. The Corporation shall call shares pro rata from the Holders of Series B Preferred Stock. The price for any shares called for redemption shall equal (i) $4.00 per share, and (ii) an amount equal to any unpaid cumulative dividends for the Series B Preferred Stock multiplied by the number of shares of Series B Preferred Stock being redeemed divided by the total number of outstanding shares of Series B Preferred Stock (the **"Series B Call Price"**). For non-certificated shares, the Series B Call Price must be paid by the Corporation within thirty (30) days of the date of notice of the call provided to the Holders. For certificated shares, the Series B Call Price must be paid by the Corporation within thirty (30) days after the surrender to the Corporation the certificates thereof. Upon the Corporation's exercise of its call right and payment of the Series B Call Price, all rights of the Holders with respect to the called shares, including the right to receive future dividends, shall terminate and such shares shall return to the status of authorized and unissued shares of Preferred Stock.

<u>Other Rights</u>

Holders of shares of Series B Preferred Stock have no conversion rights, redemption rights, or pre-emptive rights to acquire additional capital stock of the Corporation.

Series C Preferred Stock

The Company has designated 31,000,000 of authorized shares as Series C Preferred Stock.

Rank

The Series C Preferred Stock, with respect to dividend rights, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all Parity Stock, including but not limited to the Series A Preferred Stock and the Series B Preferred Stock. With respect to any liquidation, dissolution, or winding up of the Corporation, the Series C Preferred Stock, with respect to dividend rights ranks (a) senior to all Junior Stock; and (b) on parity, in all respects, with all Parity Stock, including Series B Preferred Stock. The Series C Preferred Stock will also rank junior in right of payment to the Corporation's existing and future indebtedness. The Corporation has the right to authorize and/or issue additional shares or classes or series of capital stock without the consent of the Holders.

Voting Rights

Holders of Series C Preferred Stock have no voting rights except as provided for by the Maryland Business Organization Code.

Dividends

Each Holder of shares of Series C Preferred Stock will be entitled to receive, as and when declared by the Board of Directors in its sole discretion, cumulative dividends, which dividends shall be paid by the Corporation out of funds legally available therefor, payable in cash at the rate of ten percent (10%) per annum on the Issue Price per share of Series C Preferred Stock, payable monthly in arrears. The initial Payment Date will be January 1, 2026 and each subsequent payment date will be the first day of each calendar month thereafter. The record date to qualify for payment of dividends for a Payment Date is 30 days prior to the Payment Date. Dividends will be computed on the basis of twelve 30-day months and a 360-day year. Each payment made to a Series C Holder shall be rounded to the next lowest cent. Subject to any applicable fiscal or other laws and regulations, each dividend payment will be made by ACH or check and mailed to the Series C Holder's address as it appears on the register for such Series C Preferred Stock by the 15th day after the Payment Date.

So long as any shares of the Series C Preferred Stock remain outstanding, the Corporation shall not declare, set apart or pay any dividend or make any other distribution of assets (other than dividends paid or other distributions made in stock of the Corporation ranking senior to the Series C Preferred Stock as to the payment of dividends) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Corporation ranking senior to the Series C Preferred Stock as to the payment of dividends, if any), shares of Junior Stock unless all cumulative dividends and the full monthly dividend on the Series C Preferred Stock for the then current calendar month has been or is contemporaneously declared and paid or declared and set apart for payment.

When dividends are not paid in full on the Series C Preferred Stock and any other shares of stock of the Corporation ranking on a parity as to the payment of dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any such other shares of stock of the Corporation will be declared pro rata so that the amount of dividends declared per share on the Series C Preferred Stock and any such other shares of stock will in all cases bear to each other the same ratio that the dividends per share on the Series C Preferred Stock for the then current dividend period bears to the accrued dividends per share on such other shares of stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend).

Liquidation, Dissolution, and Winding-Up

Liquidation Event: In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (Liquidation Event), not including any sale, transfer or other disposition of all or substantially all of the assets of the Company (Deemed Liquidation Event), before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series C Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, (i) $5.00 per share, and (ii) a ratable amount of any unpaid cumulative dividends owed to the Holders of Series C Preferred Stock (the "**Series C Liquidation Preference**") for any completed month. Such Series B Liquidation Preference shall be made in parity with any Holders of Parity Stock who also are entitled to receive a Liquidation Preference. After payment in full of the Series C Liquidation Preference,

Holders of the Series C Preferred Stock shall not participate further in distribution of any remaining assets of the Corporation.

Deemed Liquidation Event: Upon a Deemed Liquidation Event, before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series C Preferred Stock shall be entitled to receive, out of the assets of the Corporation, legally available for distribution to its stockholders, an amount equal to the Series C Liquidation Preference in parity with Holders of Parity Stock also entitled to a Liquidation Preference. Thereafter, Holders of Series C Preferred Stock will share ratably with any Holders of Parity Stock, ten percent (10%) of any remaining assets of the Corporation.

Corporation Call of Shares

The Corporation may, at its sole option, redeem or call the shares of Series C Preferred Stock, in whole or in part, any time after thirty-six (36) months from the Series C Initial Issuance Date (the date on which the Corporation records the issuance of the first share of Series C Preferred Stock in its stock ledger), in cash, upon giving not less than ten (10) Business Days' prior written notice to any Holders whose shares are being redeemed. The Corporation shall call shares pro rata from the Holders. The price for any shares called for redemption shall equal (i) one hundred ten percent (110%) of $5.00 per share, and (ii) an amount equal to any unpaid cumulative dividends for the Series C Preferred Stock multiplied by the number of shares of Series C Preferred Stock being redeemed divided by the total number of outstanding shares of Series C Preferred Stock (the **"Series C Call Price"**). For non-certificated shares, the Series C Call Price must be paid by the Corporation within thirty (30) days of the date of notice provided to the Holders. For certificated shares, the Series C Call Price must be paid by the Corporation within thirty (30) days after the surrender to the Corporation the certificates thereof. Upon the Corporation's exercise of its call right and payment of the Series C Call Price, all rights of the Holders with respect to the called shares, including the right to receive future dividends, shall terminate and such shares shall return to status of authorized and unissued shares of Preferred Stock.

Other Rights

Holders of shares of Series C Preferred Stock have no conversion rights, redemption rights, or pre-emptive rights to acquire additional capital stock of the Corporation.

Transfer of Shares

Transfer of shares of the Company shall be made in the manner specified in any applicable law of the State of Maryland, the Articles of Incorporation and any shareholders agreement. The Company shall maintain stock transfer books, and any transfer shall be registered thereon only on request and surrender of the stock certificate representing the transferred shares, duly endorsed. The Company shall have the absolute right to recognize as the owner of any shares of stock issued by it, the person or persons in whose name the certificate representing such shares stands according to the books of the Company for all proper corporate purposes, including the voting of the shares represented by the certificate at a regular or special meeting of shareholders, and the issuance and payment of dividends on such shares.

Notwithstanding the foregoing, pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;

- To an accredited investor;

- As part of an offering registered with the Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Indemnification

No director of the Company shall incur any personal liability arising from the corporate activities conducted by such officer in his capacity as such, except in the case of gross negligence or willful misconduct. The Company shall indemnify its directors and their heirs and legal representatives against all damages, judgments and other liabilities, including all reasonable costs, charges and expenses, including attorneys' fees and costs, and any amount paid to settle any action provided such settlement has been approved by the Company, incurred by them in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having served in such capacity if (a) such person acted honestly and in good faith with a view to the best interests of the Company, (b) in the case of a criminal or administrative action or proceeding such person had reasonable grounds for believing that his or her conduct was lawful, and (c) whether or not such person is still serving in such capacity at the time of such action or judgment.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Amended Certificate and Bylaws of the Company, subject to the provisions of Maryland Law, contain provisions which allow the them to indemnify their managers, officers, and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Additional Issuances of Securities

Prior to or following your investment in the Company, the Company may sell additional Securities or shares of capital stock to existing or additional investors, which will dilute your ownership interest in the Company. An investor will not have the opportunity to increase its investment in the Company. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. This could occur through the authorization and issuance of other classes of stock in the Company which could be offered on better or worse terms than what are offered herein.

Dilution

The shares of capital stock represented by the Shares do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company may make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. If the Company issues additional shares, an investor's ownership in the Company will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of shares outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into shares.

If the Company decides to issue more Shares or other securities, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Share. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake may be immediately diluted because you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the Company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, manufacturing capabilities, its projected revenue, and other factors. The price of the Shares may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Corporate Actions/Minority Investors

Investors will have no rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors' returns on investment.

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Previous Offerings of Securities

As of the date of the offering statement, the Company had conducted the following offerings, in addition to issuances to founders, within the past three years. These offering were all conducted under Section 4(a)(2) and/or Regulation D of the Securities Act. The Company also plans to make additional exempt securities offerings concurrent with this offering and/or in the future. Our intent is to raise capital through the sale of all preferred stock.

Series A Preferred Stock: In May 2024, the Company sold 800,000 shares of Series A preferred Stock at $3.00 per share

Sale of $200,000 of convertible promissory notes and warrants to purchase common stock in December, 2024.

On March 31st, 2025, the Company issued a grant of 250,000 shares at par value, $0.0001 per share, for services rendered in arranging capital investments.

On April 23, 2025, the Company's Board of Directors approved the acceptance of an investment from Northwestern Enterprises, Inc., a wholly owned subsidiary of strategic partner Merakey Behavioral Health. On May 20, 2025, the Company issued 1,666,667 shares of common stock at $3.00 per share for total proceeds of approximately $5,000,000.

On April 23rd, 2025, the Company's Board also approved the issuance of 522,223 shares of common stock for access to, and use of, the suite of administrative services offered by Northwestern Enterprises, Inc. Access to the suite of services is valued by the Company at $1.00 per share. The shares were issued on May 20th, 2025.

On May 31st, 2025, the Company issued 800,000 shares of common stock priced at $3.00 per share for a deposit toward acquisition of two senior housing properties, Wynwood House at Nittany Valley and Wynwood House at State College. Anticipated closing on the purchase of these two assets is the third quarter of 2026.

Conflicts of Interest

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company. By acquiring Shares, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Management of the Company may be involved with similar investments or businesses. The Company's management and their affiliates may manage or hold ownership interest in other business entities engaged in making similar investments to those contemplated to be made by the Company. Management and their affiliates who will raise investment funds for the Company may act in the same capacity for other investors, companies, partnerships, or entities that may compete with the Company. To the extent its time is required on these business and management activities, they may not be available to be involved in the day-to-day monitoring of the Company's operations.

Management, certain shareholders, and their affiliates will receive compensation from the Company. Management, certain shareholders, and their affiliates will receive various forms of compensation from the Company, including management fees, administrative reimbursements, and other payments for services rendered. The terms of such compensation arrangements have not been, and may not in the future be, established through arms-length negotiations with independent third parties. Instead, they are determined by the Company's management or affiliates, who may have a direct or indirect financial interest in the outcome. As a result, there is a risk that such payments could exceed amounts that would otherwise be paid for similar services obtained from unrelated service providers in a competitive market.

Because the same individuals or entities may control both the Company and its affiliates, there exists the potential for self-dealing and conflicts of interest. Management may be incentivized to recommend or approve additional services, enter into higher-cost arrangements, or structure transactions in a manner that increases compensation to affiliates rather than maximizes value for investors. These relationships could also discourage strict oversight, objective evaluation of performance, or renegotiation of fee terms since the parties involved may benefit personally from the continuation of existing arrangements. Furthermore, there is no assurance that all such affiliate transactions will be reviewed or approved by disinterested members or that comparable terms could not have been obtained from unaffiliated third parties. As a result, investors may bear the financial consequences of any excessive or non-market compensation arrangements, which could reduce the Company's net income, cash flow available for distributions, or overall investment returns.

Management and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the members of management of the Company and certain of their affiliates, and it is anticipated that such multiple representations may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements for the Company are attached to this Form C as Exhibit E.

The Company

The Company was formed in Maryland on October 23, 2023, for the purpose of acquiring, owning, operating, and managing senior housing communities. The Company's growth strategy is focused on purchasing existing communities that provide housing, hospitality, and care services to senior residents across three primary categories: independent living, assisted living, and memory care. Independent living communities are designed for seniors who seek an active lifestyle with minimal assistance, assisted living communities provide residents with daily living support and basic health-related services, and memory care communities offer specialized programs and secure environments tailored to individuals with Alzheimer's disease or other forms of dementia. The Company intends to expand its operations through strategic acquisitions primarily in the Mid-Atlantic region of the United States, with an initial focus on Pennsylvania, Maryland, and Delaware. The Company's strategy is to acquire properties primarily in secondary markets that require managerial and capital improvements and to pursue acquisition opportunities from regional operators, family-managed communities, and individual owners who are exiting the business. Revenues are expected to be generated primarily from resident fees and service charges, with additional growth supported by the incorporation of technology and the achievement of economies of scale.

The Company will conduct capital raising activities for use in corporate operations and for property acquisitions simultaneously pursuant to Regulation D, Regulation CF, and/or Regulation A in 2026 and 2027.

Operations

For the fiscal year ended December 31, 2025, the Company's revenues were $5,444,701. In 2024, the Company generated $341,250 in revenues following its initial acquisitions. The reason for the significant increase is the Company's acquisitions and operations of seven (7) Facilities. Its General and Administrative expenses increased from $162,953 in 2024 to $6,040,044 in 2025, again due to the Company's beginning substantial operations. Net loss similarly increased from -$97,002 in 2024 to -$816,526.

Liquidity and Capital Resources

As of December 31, 2025, the Company had $1,960,882 cash and cash equivalents on hand and $107,278 in current liabilities. It does not currently have any significant capital commitments. The Company is reliant on the capital raised in this and its other exempt offerings for operations. The Company may also elect to utilize debt financing to fund Company operations.

Plan of Operations

Please see "Plan of Operations" under the section entitled "Description of Business" for a description of the Company's plan of operations for the next 12 months.

Offering Proceeds

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates it will raise additional capital through other offerings exempt under the Securities Act.

Related Party Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company uses ASL Management to manage the property and associated operations company for each Facility that it acquires. Every executive listed in the section entitled "Directors, Officers, and Key Employees" above is a member of ASL Management. Therefore, the management contracts are not negotiated at arm's length. While the Company believes that having its executives own and control the company managing the properties and operating company for each Facility saves the Company money and streamlines operations, it is possible that the Company could negotiate a better rate with an unrelated third party.

In addition, the Company has a shareholder named Northwestern Enterprises, Inc. Northwestern is wholly owned by Merakey, Inc, a Pennsylvania corporation ("**Merakey**"). Northwestern holds fifty-one percent (51%) ownership of Opco Holdings, which wholly owns all the operating companies for the Facilities. The Company holds the remaining forty-nine percent (49%) ownership through ASL Opco. While Northwestern holds a majority ownership, ASL Opco retains complete managerial control. The ownership was structured to give Northwestern a majority because by doing so, it allows for personnel at each of the property operating companies to be eligible for Merakey health insurance benefits.

As mentioned previously, Northwestern is a shareholder of the Company. The Company issued Northwestern 555,556 shares of Common Stock in exchange for access to Merakey's back office services which currently include the following:

- Human Resource Management: Recruitment, credentialing, payroll processing, benefits administration, compliance with labor laws, and employee training to ensure an efficient and well-managed workforce.

- Financial and Accounting Management: Oversight of billing, budgeting, revenue cycle management, and financial reporting to optimize financial health and compliance.

- Insurance Policy Management: Negotiation and administration of provider contracts, claims management, risk assessment, and ensuring compliance with payer policies and regulations.

- Client and Healthcare Data Management: Secure handling of patient records, data analytics, HIPAA-compliant storage solutions, and interoperability support for electronic health records (EHR).

- Customer Relationship Management (CRM): Enhancing patient engagement, referral management, service tracking, and satisfaction monitoring.

- Enterprise Risk Planning: Development of strategies to mitigate operational, financial, and compliance risks, including crisis management planning and regulatory audits.

- Purchasing: Centralized procurement of medical supplies, equipment, and pharmaceuticals to optimize cost savings and ensure vendor compliance.

- Pharmacy Services: Medication procurement, formulary management, compliance with state and federal pharmacy regulations, and integration with healthcare providers to improve patient outcomes.

- Technology Assistance/Assessment: Evaluation and implementation of IT infrastructure, software integration, and digital transformation strategies to enhance operational efficiency.

- Marketing Services: Brand development, digital marketing strategies, outreach campaigns, reputation management, and social media engagement to enhance visibility and growth.

- Real Estate and Facilities Management: Lease negotiations, facility maintenance, compliance with healthcare facility regulations, and space optimization to support efficient operations.

- Legal Services: Regulatory compliance, contract review, risk mitigation, licensure assistance, and legal counsel for healthcare transactions, employment matters, and operational policies.

In addition, in a separate transaction Merakey invested $5,000,000.00 through Northwestern in exchange for 1,666,667 shares of Common Stock at a price of $3.00 per share.

Equity holders or management loaned the Company amounts of approximately $300,000 throughout 2024. The loan accrues interest at approximately 8% and is due on demand. The balance of the loan was $217,500 as of December 31st, 2024. The Company incurred and accrued interest of $4,022 as of December 31st, 2024, related to this loan.

The $217,500 referenced in "Outstanding Debt" is due to our CEO.

Tax Information

The Company has not filed its tax returns for 2025, for which it filed an extension. For 2024, total income reported on the Company's federal tax returns was $366,250, taxable income was -$94,441, and taxes paid was $0.

Outstanding Debt

The Company sold $200,000 of general corporate debentures, Note B, in 2024. Note B was issued at face value and bears interest at a fixed annual rate of 5%, payable in accordance with the terms of the agreement. The entire principal balance, together with all accrued but unpaid interest, is due at maturity. Beginning eighteen months from the date of issuance and ending twenty-four months from the date of issuance, the Company may elect to convert the outstanding balance into common stock at 75% of the price per share in the most recent equity financing. Upon conversion, the holder is entitled to receive additional common shares equal to 10% of the conversion shares and a one-year warrant to purchase common stock at an exercise price equal to the greater of 85% of the most recent equity financing price or $3.00 per share.

On May 31, 2024, the Company entered into a promissory note with Roman Empire Holdings, LLC, in the principal amount of $500,000. The note bears interest at a fixed annual rate of 6.5% and requires monthly payments of principal and interest of approximately $5,678 beginning July 1, 2024, with a final maturity date of June 1, 2034. The note may be prepaid at any time without penalty. The note provides for a 5% late charge on overdue payments and contains customary default provisions, including failure to make timely payments not cured within 60 days following written notice from the lender. The note is unsecured. The balance of the loan was $481,943 as of December 31st, 2024.

On May 31, 2024, the Company entered into a purchase-money mortgage and related promissory note with Jersey Shore State Bank to finance the Salem Hills property. The mortgage secures maximum advances of approximately $3,500,000 and is collateralized by the land, buildings, improvements, fixtures, and rents of the property. Under the promissory note, the Company borrowed approximately $1,540,000 at a fixed annual interest rate of 7.25%, payable in 240 fully amortizing monthly installments of approximately $12,172 beginning July 1, 2024. The loan matures in 20 years and contains customary covenants and lender rights upon default. The balance of the loan was $1,529,483 as of December 31st, 2024.

On May 31, 2024, the Company entered into a purchase-money mortgage and related promissory note with Jersey Shore State Bank to finance the Penns Valley property. The mortgage secures maximum advances of approximately $3,500,000 and is collateralized by the land, buildings, improvements, fixtures, and rents of the property. Under the promissory note, the Company borrowed approximately $1,960,000 at a fixed annual interest rate of 7.25%, repayable over 20 years through 240 fully amortizing monthly installments of approximately $14,303 beginning July 1, 2024. The balance of the loan was $1,946,614 as of December 31st, 2024.

Equity holders or management loaned the Company amounts of approximately $300,000 throughout 2024. The loan accrues interest at approximately 8% and is due on demand. The balance of the loan was $217,500 as of December 31st, 2025.

As of December 31, 2025, the Company had the following debts:

Name	Type	Amount	Collateral	Terms
Northwest Bank (frmr: JSSB)	Senior first mortgage	$3,500,000.00 (balance approx. $3,362,000.00)	Salem Hill Senior Housing Property, and, Penns Valley Senior Housing Property.	10 year term, 25-year amortization schedule, 7.25% interest rate, monthly payment $25,541.63.
Roman Empire Holdings, LLC	Seller provided note	$500,000.00 (balance approx. $141,000.00)	General corporate obligation	10 year term, 10-year fully amortizing loan, 6.50% interest rate, monthly payment $5,677.40.
Security Deposit	Cash collateral	$1,000,000.00	Additional collateral for Northwest Bank Senior first mortgage.	3 year term. Cash remains on account until released. Funds earn 4.20% while on deposit, payable to the Company.
Stephen Schmid	Related Party Loan	$217,500	General corporate obligation	Payable on demand. Accrues interest at 8%.

MATERIAL UNITED STATES TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to the Company's qualification and taxation as a REIT and the acquisition, holding, and disposition of shares. This summary is based upon the Internal Revenue Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that the operation of the Company, and of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

● U.S. expatriates;

● persons who mark-to-market our shares;

● subchapter S corporations;

● U.S. investors who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

● financial institutions;

● insurance companies;

● broker-dealers;

● REITs;

● regulated investment companies;

● trusts and estates;

● holders who receive our shares through the exercise of employee stock options or otherwise as compensation;

● persons holding our shares as part of a "straddle," "hedge," "short sale," "conversion transaction," "synthetic security" or other integrated investment;

● non-corporate taxpayers subject to the alternative minimum tax provisions of the Internal Revenue Code;

● persons holding our shares through a partnership or similar pass-through entity;

● persons holding a 10% or more (by vote or value) beneficial interest in the Company;

● tax exempt organizations, except to the extent discussed below in "—Treatment of Tax Exempt U.S. investors;" and

● non-U.S. persons (as defined below), except to the extent discussed below in "—U.S. Taxation of Non-U.S. investors."

Except to a limited extent noted below, this summary does not address state, local or non-U.S. tax considerations. This summary assumes that investors will hold our shares as capital assets, within the meaning of Section 1221 of the Internal Revenue Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our shares who for U.S. federal income tax purposes is:

● a citizen or resident of the United States;

● a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

● an estate whose income is subject to U.S. federal income taxation regardless of its source; or

- any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. investor is a beneficial owner of our shares who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Internal Revenue Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our shares who is a nonresident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. investor is a beneficial owner of our shares who is a non-U.S. person. The term "corporation" includes any entity treated as a corporation for U.S. federal income tax purposes, and the term "partnership" includes any entity treated as a partnership for U.S. federal income tax purposes.

The information in this section is based on the current Code, current, temporary and proposed Treasury Regulations, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except in the case of the taxpayer to whom a private letter ruling is addressed, and existing court decisions. Future legislation, regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law, possibly with retroactive effect. Any change could apply retroactively. We have not obtained any rulings from the IRS concerning the tax treatment of the matters discussed below. Thus, it is possible that the IRS could challenge the statements in this discussion that do not bind the IRS or the courts and that a court could agree with the IRS.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR SHARES DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR SHARES TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR SHARES.

Taxation of Our Company

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with the taxable year ending December 31, 2023. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its investors if it meets the applicable REIT distribution and other requirements for qualification. We believe that we will be organized, owned and operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code, and that our proposed ownership, organization and method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Internal Revenue Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations (including with respect to matters that we may not control or for which it is not possible to obtain all the relevant facts) and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, distribution levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Internal Revenue Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our investors. This treatment substantially eliminates the "double taxation" at the corporate and levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the level, upon a distribution of dividends by the REIT.

Even if we qualify for taxation as a REIT, we will be subject to U.S. federal income taxation as follows:

● We will be subject to regular U.S. federal corporate tax on any undistributed income, including capital gain and undistributed cashless income such as accrued but unpaid interest.

● If we have net income from "prohibited transactions," which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions" and "— Foreclosure property" below.

● If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as "foreclosure property," we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

● If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

● If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory *de minimis* amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

● If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

● If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required distribution), we will be subject to a 4% excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

● We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our investors, as described below in "—Requirements for Qualification as a REIT."

● A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any taxable REIT subsidiary, or TRS, and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm's length amounts.

- If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest U.S. federal corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

- We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, an investor would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the investor's basis in their ownership of our shares.

- We may own subsidiaries that will elect to be treated as TRSs and we may hold equity interests in our borrowers or other investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

No assurance can be given that the amount of any such U.S. federal income or excise taxes will not be substantial. In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

We intend to elect to be taxable as a REIT for U.S. federal income tax purposes for our taxable year ending January 31, 2027 and for all subsequent taxable years. In order to have so qualified, we must meet and continue to meet the requirements discussed below (or as in effect for prior years), relating to our organization, ownership, sources of income, nature of assets and distributions of income to investors.

The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)   that is managed by one or more trustees or directors;

(2)   the beneficial ownership of which is evidenced by transferable interests or by transferable certificates of beneficial interest;

(3)   that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Internal Revenue Code;

(4)   that is neither a financial institution nor an insurance company subject to specific provisions of the Internal Revenue Code;

(5)   commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)   in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" as defined in the Internal Revenue Code to include specified entities (the "5/50 Test");

(7)   that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)   that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)   that uses the calendar year for U.S. federal income tax purposes, and complies with the record-keeping requirements of the Internal Revenue Code and the regulations promulgated thereunder; and

(10)   that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

For purposes of condition (1), "directors" generally means persons treated as "directors" for purposes of the Investment Company Act. Our shares are generally freely transferable, and we believe that the restrictions on ownership and transfers of our shares do not prevent us from satisfying condition (2). We believe that the shares sold in this offering will allow us to comply with condition (6). However, depending on the number of investors who subscribe for shares offering and the timing of subscriptions, we may need to conduct an additional offering of a shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a certain stock bonus, pension, or profit sharing plan, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust generally are treated as holding interests of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with our ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. Provided we comply with these recordkeeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our Bylaws provide restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the ownership requirements described above.

For purposes of condition (9) above, we will use a calendar year for U.S. federal income tax purposes, and we intend to comply with the applicable recordkeeping requirements.

Effect of Subsidiary Entities

Ownership of Partnership interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Internal Revenue Code. For purposes of determining the amount of the REIT's taxable income that must be distributed, or is subject to tax, the REIT's share of partnership income is determined under the partnership tax provisions of the Internal Revenue Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, if a partnership in which we invest is audited, it may be required to pay the hypothetical increase in partner level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on the audit, unless the partnership elects an alternative method under which the taxes resulting from the adjustment (and interest and penalties) are assessed at the partner level. It is possible that partnerships in which we directly and indirectly invest may be subject to U.S. federal income tax, interest and penalties in the event of a U.S. federal income tax audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

In the event that a disregarded subsidiary ceases to be wholly owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See "—Asset Tests" and "—Gross Income Tests."

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our investors.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to investors who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See "—Taxation of Taxable U.S. investors" and "—Annual Distribution Requirements."

We may hold any equity interests we receive in our borrowers or certain other investments through one or more TRSs. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax.

To the extent we hold an interest in a non-U.S. TRS, potentially including a collateralized debt obligation ("CDO") investment, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test and may not be qualifying income for purposes of the 95% gross income test.

Certain Equity Investments and Kickers

We expect to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes and may hold "kickers" in entities treated as partnerships for U.S.

federal income tax purposes (and may hold such a kicker outside of a TRS). When we hold investments treated as equity in partnerships, as discussed above, for purposes of the REIT income and asset tests we are required to include our proportionate share of the assets and income of the partnership, based on our share of partnership capital, as if we owned such share of the issuer's assets directly. As a result, any nonqualifying income generated, or nonqualifying assets held, by the partnerships in which we hold such equity could jeopardize our compliance with the REIT income and asset tests. We intend to obtain covenants from our equity issuers (including a kicker issuer if the kicker is held outside of a TRS) to operate in compliance with the REIT requirements, but we generally will not control such issuers, and thus no assurance can be given that any such issuers will not operate in a manner that causes us to fail an income or asset test requirement. Moreover, at least one IRS internal memorandum would treat the preferred return on certain equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be nonqualifying income for purposes of the 75% gross income test. Although we do not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position. In addition, if the underlying property is dealer property and our equity investment (with rights to receive preferred economic returns) is treated as equity for U.S. federal income tax purposes, our gains from the sale of the property would be subject to 100% tax.

In some, or many, cases, the proper characterization of certain equity investments (with rights to receive preferred economic returns) as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and our preferred return would be treated as non-qualifying income for purposes of the 75% gross income test (but we would not have to include our share of the underlying assets and income of the issuer in our tests). Thus, if the IRS successfully challenged our characterization of an investment as equity for U.S. federal income tax purposes, or successfully treated a preferred return as interest income, we could fail an income or asset test. In that event, we could face substantial penalty taxes to cure the resulting violations, as described in "—Failure to Qualify" below, or, if we were deemed to have acted unreasonably in making the investment, lose our REIT status. Conversely, we also could fail an applicable income or asset test if we have treated a preferred equity investment as indebtedness for U.S. federal income tax purposes and the IRS successfully characterizes the investment as equity for U.S. federal income tax purposes.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions" and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including "rents from real property," dividends received from and gains from the disposition of other interests of REITs, interest income derived from mortgage loans secured by real property or by interests in real property, and gains from the sale of real estate assets, including personal property treated as real estate assets, as discussed below (but not including certain debt instruments of publicly-offered REITs that are not secured by mortgages on real property or interests in real property), as well as income from certain kinds of temporary investments. interest and gain on debt instruments issued by publicly offered REITs that are not secured by mortgages on real property or interests in real property are not qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, and the hedge is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, or (iii) we enter into the hedging transaction that hedges against transactions described in clause (i) or (ii) and is entered into in connection with the extinguishment of debt or sale of property that are being hedged against by the transactions described in clauses (i) or (ii) and the hedge complies with certain identification requirements. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on debt we acquire as assets, or do not make proper tax identifications, as applicable, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT. No assurances can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the gross income tests and that such income will not adversely affect our ability to satisfy the REIT qualification requirements.

Rents from Real Property

We expect to acquire interests in real property (through majority-owned subsidiaries with rights to receive preferred economic returns) and may acquire other interests in real property (including equity participations). However, to the extent that we own real property or interests therein, rents we receive qualify as "rents from real property" in satisfying the gross income tests described above, only if several conditions are met, including the following. If rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under any particular lease (determined based on the fair market values as of the beginning and end of the taxable year), then all of the rent attributable to such personal property will not qualify as rents from real property. The determination of whether an item of personal property constitutes real or personal property under the REIT provisions of the Internal Revenue Code is subject to both legal and factual considerations and therefore can be subject to different interpretations.

In addition, in order for rents received by us to qualify as "rents from real property," the rent must not be based in whole or in part on the income or profits derived by any person from such real property. However, an amount will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of sales or if it is based on the net income of a tenant which derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the subtenants would qualify as rents from real property, if earned directly by us. Moreover, for rents received to qualify as "rents from real property," we generally must not furnish or render certain services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from which we derive no income or through a TRS. We are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties without disqualifying all of the rent from the property if the payment for such services or, if greater, 150% of our cost of providing such services, does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the related rent.

Rental income will qualify as rents from real property only to the extent that we do not directly or constructively own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of interests of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the

Internal Revenue Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under "—Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy five tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, and U.S. Government securities. For this purpose, real estate assets include loans secured by mortgages on real property or on interests in real property to the extent described below, certain mezzanine loans and mortgage backed securities as described below, interests in real property (such as land, buildings, leasehold interests in real property and personal property leased with real property if the rents attributable to the personal property would be rents from real property under the income tests discussed above), interests in other qualifying REITs and stock or debt instruments held for less than one year purchased with the proceeds from an offering of stock or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset test. Third, of the assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs: (i) the value of any one issuer's securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

Securities for purposes of the asset tests may include debt securities that are not fully secured by a mortgage on real property (or treated as such). However, the 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Internal Revenue Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT's interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the *de minimis* amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of (x) $50,000 or (y) the amount determined by multiplying the net income generated during a specified period by the assets that cause the failure by the highest U.S. federal income tax rate applicable to corporations.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our investors in an amount at least equal to the sum of:

- 90% of our "REIT taxable income" (computed without regard to its deduction for dividends paid and its net capital gains); and

- 90% of the net income (after tax), if any, from foreclosure property (as described below); minus the sum of certain items of non-cash income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to investors of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our investors in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares of stock within a particular class and is in accordance with the preferences among different classes of stock as set forth in the organizational documents. To avoid paying preferential dividends, we must treat each of the classes of interests with respect to which we make a distribution the same as every other of that class, and we must not treat any class of interests other than according to its dividend rights as a class. Under certain technical rules governing deficiency dividends, we could lose our ability to cure an under-distribution in a year with a subsequent year deficiency dividend if we pay preferential dividends. Preferential dividends potentially include "dividend equivalent redemptions." Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our shares, if there is more than one, and will seek to avoid dividend equivalent redemptions. If, however, we qualify as a "publicly offered REIT" (within the meaning of Section 562(c) of the Internal Revenue Code) in the future, the preferential dividend rules will cease to apply to us. In addition, the IRS is authorized to provide alternative remedies to cure a failure to comply with the preferential dividend rules, but as of the date hereof, no such authorized procedures have been promulgated.

To the extent that we distribute at least 90%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our investors include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our investors would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate interests.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT "ordinary income" for such year as defined in Section 4981(e)(1) of the Internal Revenue Code, (2) 95% of our REIT "capital gain net income" for such year as defined in Section 4981(e)(2) of the Internal Revenue Code and (3) 100% of any corresponding undistributed amounts from prior periods, we will be subject to a 4% nondeductible federal excise tax on the excess of such required distribution over the sum of amounts actually distributed plus retained income from such taxable year on which we paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, investors would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to investors in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and may be required to pay a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our investors by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by making distributions in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a "liquidating trust" for the benefit of our investors, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our shares.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. For purposes of this 100% tax, income earned from a shared appreciation provision in a mortgage loan (see below) is treated as if the REIT sold an interest in the underlying property (thus subjecting such income to 100% tax if we hold the shared appreciation mortgage outside of a TRS and the underlying property is inventory or held for sale). The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates).

Foreclosure property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the highest U.S. federal corporate rate on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Failure to Qualify

In the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Internal Revenue Code apply, we will be subject to U.S. federal corporate income tax. Distributions to our investors in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Internal Revenue Code, distributions to our investors will generally be taxable as qualified dividend income. Subject to certain limitations, dividends in the hands of our corporate U.S. investors may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Taxation of Taxable U.S. Investors

This section summarizes the taxation of U.S. investors that are not tax exempt organizations.

Distributions

Provided that we qualify as a REIT, distributions made to our taxable U.S. investors out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. investors who receive dividends from taxable subchapter C corporations. However, for taxable years beginning after December 31, 2017 and before January 1, 2026 and subject to certain limitations, individuals and other non-corporate taxpayers may deduct up to 20% of "qualified REIT dividends." Qualified REIT dividends eligible for this deduction generally will include our dividends received by a non-corporate U.S. investor that we do not designate as capital gain dividends and that are not qualified dividend income. If we fail to qualify as a REIT, such investors may not claim this deduction with respect to dividends paid by us.

Distributions from us that are designated as capital gain dividends will be taxed to U.S. investors as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. investor has held our shares. To the extent that we elect under the applicable provisions of the Internal Revenue Code to retain our net capital gains, U.S. investors will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. investors will increase their adjusted tax basis in our shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. investors may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. investors who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. investors who are individuals, to the extent of previously claimed depreciation deductions. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

Distributions from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. investor to the extent that they do not exceed the adjusted tax basis of the U.S. investor's shares in respect of which the distributions were made but rather will reduce the adjusted tax basis of these shares. To the extent that such distributions exceed the adjusted tax basis of a U.S. investor's shares, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses, subject to limitations, may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "—Taxation of Our Company" and "—Annual Distribution Requirements." Such losses, however, are not passed through to U.S. investors and do not offset income of U.S. investors from other sources, nor do they affect the character of any distributions that are actually made by us.

Passive Activity Loss and Investment interest Limitations; No Pass-Through of Losses

Dividends paid by us and gain from the disposition of our shares will not be treated as passive activity income and, therefore, U.S. investors will not be able to apply any "passive losses" against such income. With respect to non-corporate U.S. investors, our dividends (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of our shares (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. elects to treat such amounts as ordinary income for U.S. federal income tax purposes. U.S. investors may not include in their own U.S. federal income tax returns any of our net operating or net capital losses.

Sales or Dispositions of Our Shares

In general, capital gains recognized by an investor that is not a dealer in securities upon the sale or disposition of our shares will be subject to tax at long-term capital gains rates, if such shares were held for more than one year, and will be taxed at ordinary income rates if such shares were held for one year or less. Gains recognized by U.S. investors that are corporations are subject to U.S. federal corporate income tax, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. investor upon the disposition of our shares held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year) and are generally available only to offset capital gain income of the U.S. investor but not ordinary income. In addition, any loss upon a sale or exchange of our shares by a U.S. investor who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. investor as long-term capital gain.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a U.S. investor with respect to our shares will be treated first as a recovery of the investor's basis in the shares (computed separately for each block of shares) and thereafter as gain from the disposition of our shares.

Medicare Tax on Unearned Income

U.S. investors that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on our shares (without regard to the 20% deduction on ordinary REIT dividends) and capital gains from the sale or other disposition of stock. U.S. investors should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our shares.

Treatment of Tax Exempt U.S. Investors

U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. While many investments in real estate may generate UBTI, the IRS has ruled that regular distributions from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. investor has not held our shares as "debt financed property" within the meaning of the Internal Revenue Code (that is, where the acquisition or holding of a property is financed through a borrowing by the tax exempt) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to "excess inclusion income," distributions from us and income from the sale of our shares generally should not give rise to UBTI to a tax exempt U.S. investor.

Tax exempt U.S. investors that are social clubs, voluntary employee benefit associations, or supplemental unemployment benefit trusts exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), or (c)(17) of the Internal Revenue Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

A pension trust (1) that is described in Section 401(a) of the Internal Revenue Code, (2) is tax exempt under Section 501(a) of the Internal Revenue Code, and (3) that owns more than 10% of the Company, could be required to treat a percentage of the dividends from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of a series' interests, or (B) a group of pension trusts, each individually holding more than 10% of the value of our shares, collectively owns more than 50% of such shares; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to "look-through" such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares, including the potential incurrence of income treated as UBTI.

Tax exempt U.S. investors are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our shares.

U.S. Taxation of Non-U.S. Investors

General

In general, non-U.S. investors will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where a non-U.S. investor's investment in our shares is, or is treated as, effectively connected with the non-U.S. investor's conduct of a U.S. trade or business, dividend income received in respect of our shares and gain from the sale of our shares generally will be "effectively connected income" ("ECI") subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. investor were a U.S. investor, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. investor that is a corporation. Additionally, non-U.S. investors that are nonresident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a "tax home" in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of our shares is not effectively connected to a U.S. trade or business of the non-U.S. investor and that the non-U.S. investor is not present in the U.S. for more than 183 days during any taxable year.

FIRPTA

Under the Foreign Investment in Real property Tax Act ("FIRPTA"), gains from U.S. real property interests ("USRPIs") are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. investor were a U.S. investor (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. investors. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. Notwithstanding the foregoing rule, (i) our shares will not be a USRPI if we are "domestically-controlled," (ii) our shares will not be a USRPI with respect to a selling non-U.S investor if the shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. investor owned, actually or constructively, 10% or less of our outstanding stock of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence), or (iii) with respect to a selling non-U.S. investor that is a "qualified" (as described below) or (iv) with respect to a selling non-U.S. investor that is a "qualified foreign pension fund" (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five-year period ending on the date of disposition of the REIT's interests of stock or the period of the REIT's existence), less than 50% in value of its outstanding shares are held directly or indirectly by non-U.S. persons. For these purposes, a person holding less than 5% of our shares for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person.

Ordinary Dividends

The portion of dividends received by non-U.S. investors payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

Non-Dividend Distributions

A non-U.S. investor should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its shares. Instead, the excess portion of the distribution will reduce the adjusted basis of its shares. A non-U.S. investor generally will not be subject to U.S. federal income tax (but will be subject to withholding as described below) on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares unless our shares constitutes a USRPI and no other exception applies to the selling non-U.S. investor. If our shares is a USRPI, and no other exception applies to the selling non-U.S. investor, distributions in excess of both our earnings and the non-U.S. investor's basis in our shares will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. investors in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. investor's tax basis in our shares). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. investor and may be refundable to the extent such withheld amounts exceed the investor's actual U.S. federal income tax liability. Even in the event our shares is not a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. investor may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the investor's actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if our shares are regularly traded on an established securities market or if the selling non-U.S. investor is a "qualified" or a "qualified foreign pension fund," each as described below, under a FIRPTA "look-through" rule, any of our distributions to non-U.S. investors of gain attributable to the sale of a USRPI will be treated as ECI and subject to the 21% FIRPTA withholding regardless of whether our shares constitutes a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. investor that is a corporation. In addition, we will be required to withhold tax at the highest U.S. federal corporate income tax rate on the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. investor that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (1) the distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. investor does not own more than 10% of that class of stock at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until our shares becomes "regularly traded" on an established securities exchange in the future.

Sales or Dispositions of Our Shares

If gain on the sale of our shares were taxed under FIRPTA, a non-U.S. investor would be taxed on that gain in the same manner as U.S. investors with respect to that gain, subject to any applicable alternative minimum tax. A non-U.S. investor generally will not incur tax under FIRPTA on a sale or other disposition of our shares if we are a "domestically controlled qualified investment entity," which requires that, during the five-year period ending on the date of the distribution or disposition, non-U.S. investors hold, directly or indirectly, less than 50% in value of our shares and we are qualified as a REIT. For such testing periods that end on or after December 18, 2015, a person holding less than 5% of our regularly traded classes of stock for five years has been, and will be, treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person. Because our shares will be publicly traded, we cannot assure you that we will be in the future a domestically controlled qualified investment entity. However, gain recognized by a non-U.S. investor from a sale of our shares that is regularly traded on an established securities market will not be subject to tax under FIRPTA if (i) our securities are considered regularly traded under applicable Treasury Regulations on an established securities market, such as the NYSE American, and (ii) the non-U.S. investor owned, actually and constructively, 10% or less of the value of such class of securities at all times during the specified testing period ending on the date of the disposition. The testing period referred to in the previous sentence is the shorter of (x) the period during which the non-U.S. investor held the stock and (y) the five-year period ending on the date of the disposition. We currently are not publicly traded and such rules will not apply unless and until our shares becomes "regularly traded" on an established securities exchange in the future. Non-U.S. investors should consult their tax advisors as to the availability of the exception for holders of less than 10% of our securities in the case of a class of our securities that is not regularly traded on an established securities market.

In addition, even if we are a domestically controlled qualified investment entity, upon a disposition of our shares, a non-U.S. investor may be treated as having gain from the sale or exchange of a United States real property interest if the non-U.S. investor (i) disposes of an interest in our shares or preferred stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest, and (ii) directly or indirectly acquires, enters into a contract or option to acquire, or is deemed to acquire, other our shares or preferred stock within 30 days before or after such ex-dividend date. The foregoing rule does not apply if the exception described above for dispositions by 10% or smaller holders of regularly traded classes of stock is satisfied.

Furthermore, a non-U.S. investor generally will incur tax on gain not subject to FIRPTA if (i) the gain is effectively connected with the non-U.S. investor's U.S. trade or business and, if certain treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. investor, in which case the non-U.S. investor will be subject to the same treatment as U.S. investors with respect to such gain and may be subject to the 30% branch profits tax in the case of a non-U.S. corporation, or (ii) the non U.S. investor is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. investor will generally incur a 30% tax on his or her net U.S. source capital gains. Purchasers of our shares from a non-U.S. investor generally will be required to withhold and remit to the IRS 15% of the purchase price unless at the time of purchase (i) any class of our securities is regularly traded on an established securities market (subject to certain limits if the interests of stock sold are not themselves part of such a regularly traded class) or (ii) we are a domestically controlled qualified investment entity. The non-U.S. investor may receive a credit against his or her U.S. tax liability for the amount withheld.

To the extent our shares are held directly (or indirectly through one or more partnerships) by a "qualified," our shares will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified is generally a non-U.S. investor that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that includes an exchange of information program, and the principal class of shares of which is listed and regularly traded on one or more stock exchanges as defined by the treaty, or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership shares (having a value greater than 50% of the value of all partnership shares) on the New York Stock Exchange or Nasdaq, (ii) is a "qualified collective investment vehicle" (within the meaning of Section 897(k)(3)(B) of the Internal Revenue Code) and (iii) maintains records of persons holding 5% or more of the class of shares described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified having one or more "applicable investors," the exception described in the first sentence of this paragraph will not apply to the applicable percentage of the qualified investor's stock (with "applicable percentage" generally meaning the percentage of the value of the shares in the qualified held by applicable investors after applying certain constructive ownership rules). The applicable percentage of the amount realized by a qualified on the disposition of our securities or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPI. Such treatment will also apply to applicable investors in respect of distributions treated as a sale or exchange of stock with respect to a qualified. For these purposes, an "applicable investor" is a person (other than a qualified) who generally holds an interest in the qualified and holds more than 10% of our securities applying certain constructive ownership rules.

Special FIRPTA Rules

For FIRPTA purposes, a "qualified foreign pension fund" will not be treated as a non-U.S. investor, and any entity all of the interests of which are held by a qualified foreign pension fund will be treated as such a fund. A "qualified foreign pension fund" is an organization or arrangement (i) created or organized in a foreign country, (ii) established to provide retirement or pension benefits to current or former employees (including self-employed individuals) or their designees by either (A) a foreign country as a result of services rendered by such employees to their employers, or (B) one or more employers in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities and (v) with respect to which, under its local laws, (A) contributions that would otherwise be subject to tax are deductible or excluded from its gross income or taxed at a reduced rate, or (B) taxation of its investment income is deferred, or such income is excluded from its gross income or taxed at a reduced rate.

U.S. Federal Income Tax Returns

If a non-U.S. investor is subject to taxation under FIRPTA on proceeds from the sale of our shares or preferred stock or on distributions, the non-U.S. investor will be required to file a U.S. federal income tax return.

Liquidating Distributions

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. investor with respect to our shares will be treated first as a recovery of the investor's basis in the interests of stock (computed separately for each block of interests) and thereafter as gain from the disposition of our shares. Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a liquidating distribution with respect our shares would be ECI to the non-U.S. investor unless such non-U.S. investor were a qualified or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a liquidating distribution with respect to our shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to distribute unsold assets to a "liquidating trust" The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our securities, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our shares if our shares is regularly traded on an established securities market, to a qualified or to a qualified foreign pension fund, distributions in redemption of our shares and liquidating distributions to non-U.S. investors will be treated as ECI and subject to withholding at the highest U.S. federal corporate income rate, and also potentially subject to branch profits tax in the case of corporate non-U.S. investors, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our securities are a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We will report to our U.S. investors and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. investor may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. investor that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. investor who fails to certify their non-foreign status.

U.S. investors. In general, information reporting requirements will apply to payments of distributions on our securities and payments of the proceeds of the sale of our securities to some investors. Further, the payor will be required to backup withhold on any payments at the current rate of 24% if:

(1) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or establish an exemption from backup withholding;

(2) the IRS notifies the payor that the TIN furnished by the payee is incorrect;

(3) the payee fails to certify under the penalty of perjury that the payee is not subject to backup withholding under the Internal Revenue Code; or

(4) there has been a notified payee underreporting with respect to dividends described in Code Section 3406(c).

Some U.S. investors, including corporations and tax-exempt organizations, will be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to an will be allowed as a credit against the investor's U.S. federal income tax and may entitle the investor to a refund, provided that the required information is furnished to the IRS on a timely basis.

Non-U.S. Investors. Information reporting requirements and backup withholding may apply to (i) payments of distributions on our securities to a non-U.S. investor and (ii) proceeds a non- U.S. investor receives upon the sale, exchange, redemption, retirement or other disposition of our securities. Information reporting and backup withholding will generally not apply if an appropriate IRS Form W-8 is duly provided by such non-U.S. investor or the investor otherwise establishes an exemption, provided that the withholding agent does not have actual knowledge or reason to know that the investor is a U.S. person or that the claimed exemption is not in fact satisfied. Even without having executed an appropriate IRS Form W-8 or substantially similar form, however, in some cases information reporting and backup withholding will not apply to proceeds received through a broker's foreign office that a non-U.S. investor receives upon the sale, exchange, redemption, retirement or other disposition of our securities. However, this exemption does not apply to brokers that are U.S. persons and certain foreign brokers with substantial U.S. ownership or operations. Any amount withheld under the backup withholding rules is allowable as a credit against such investor's U.S. federal income tax liability (which might entitle such holder to a refund), provided that such holder furnishes the required information to the IRS. Payments not subject to information reporting requirements may nonetheless be subject to other reporting requirements

Foreign Accounts and FATCA

The Foreign Account Tax Compliance Act ("FATCA") provisions of the Internal Revenue Code, subject to administrative guidance and certain intergovernmental agreements entered into thereunder, currently imposes withholding taxes on certain U.S. source passive payments to "foreign financial institutions" (as specifically defined in the Internal Revenue Code) and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. investors who own our shares through foreign accounts or foreign intermediaries and certain non-U.S. investors. The legislation imposes a 30% withholding tax on dividends on our shares paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution (as the beneficial owner or as an intermediary for the beneficial owners) undertakes certain diligence and reporting obligations or (ii) the foreign entity (as the beneficial owners or, in certain cases, as an intermediary for the beneficial owners) is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury Department requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding this legislation.

State, Local and Non-U.S. Taxes

We and our investors may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our investors may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes incurred by us would not pass through to investors as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our shares.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our investors may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in shares.

The recently enacted TCJA, generally applicable for tax years beginning after December 31, 2017, made significant changes to the Internal Revenue Code, including a number of provisions of the Internal Revenue Code that affect the taxation of businesses and their owners, including REITs and their investors.

Among other changes, the TCJA made the following changes:

- For tax years beginning after December 31, 2017 and before January 1, 2026, (i) the U.S. federal income tax rates on ordinary income of individuals, trusts and estates have been generally reduced and (ii) non-corporate taxpayers are permitted to take a deduction for certain pass-through business income, including, as discussed above, dividends received from REITs that are not designated as capital gain dividends or qualified dividend income, subject to certain limitations.

- The maximum U.S. federal income tax rate for corporations has been reduced, and corporate alternative minimum tax has been eliminated for corporations, which would generally reduce the amount of U.S. federal income tax payable by our TRSs and by us to the extent we were subject corporate U.S. federal income tax. In addition, the maximum withholding rate on distributions by us to non-U.S. investors that are treated as attributable to gain from the sale or exchange of a U.S. real property interest has been reduced.

- Certain new limitations on the deductibility of interest expense now apply, which limitations may affect the deductibility of interest paid or accrued by us or our TRSs.

- Certain new limitations on net operating losses now apply, which limitations may affect net operating losses generated by us or our TRSs.

- A U.S. tax-exempt that is subject to tax on its UBTI will be required to separately compute its taxable income and loss for each unrelated trade or business activity for purposes of determining its UBTI.

- Accounting rules generally require us to recognize income items for federal income tax purposes no later than when we take the item into account for financial statement purposes, which may accelerate our recognition of certain income items.

The long-term effect of the TCJA on us and our investors remains uncertain, and administrative guidance will be required in order to fully evaluate the effect of many provisions. Any technical corrections with respect to the TCJA could have an adverse effect on us or our investors.

The preceding discussion of United States federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular United States federal, state and local and foreign tax consequences, if applicable, of purchasing, holding and disposing of the shares, including the consequences of any proposed change in applicable laws.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member of the Company that is an employee benefit plan or trust (an "**ERISA Plan**") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974, or an individual retirement account ("**IRA**") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, management of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "**Plan Regulations**") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intend to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the assets of the Company will constitute "plan assets" of plans that acquire interests. The Company may waive such limits.

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY, OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON

WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Shares described herein, prospective investors should carefully review and consider this entire Form C. The Company's representatives will be available via comments section on its landing page to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Shares described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

Ongoing Reporting

Following the first sale of the Shares, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.aquinasseniorliving.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. In addition, neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016. Furthermore, the Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Updates

Updates regarding the progress of the issuer in meeting the Target Offering Amount and other progress reports of this offering will be filed with the SEC or alternatively may be found at www.invest.aquinasseniorliving.com if not filed.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing Shares:

Exhibit B   Amended and Restated Articles of Incorporation
Exhibit C   Bylaws
Exhibit D   Subscription Agreement
Exhibit E   Financial Statements
Exhibit F   Intermediary Contract
Exhibit G   Escrow Agreement

ARTICLES OF AMENDMENT AND RESTATEMENT
OF
AQUINAS SENIOR LIVING, INC.

Aquinas Senior Living, Inc. (the "**Corporation**") a corporation organized and existing under the laws of the State of Maryland, hereby certifies to the State Department of Assessments and Taxation of Maryland as follows:

1. The Articles of Amendment and Restatement set forth herein (the "**Charter**") were duly approved and advised by a majority of the board of directors of the Corporation (the "**Board of Directors**") and approved by the stockholders of the Corporation on December 19, 2025

2. The Corporation was originally incorporated in the State of Maryland on October 23, 2023 pursuant to the Articles of Incorporation filed with the Secretary of State of the State of Maryland on that date (the "**Original Articles**").

3. The Original Articles were amended through Articles of Amendment (the "**Articles of Amendment**") filed on February 20, 2024 to increase the authorized shares of the Corporation to 5,000,000 shares of common stock par value $0.0001, and 25,000,000 shares of preferred Class A stock par value $0.0001.

4. Articles of merger were filed for the Corporation and Institutional Strategies Corp, a Delaware corporation on April 4, 2024 with the Corporation as the surviving entity (the "**Articles of Merger**").

5. A certificate of correction to the Articles of Merger and Articles of Amendment were filed on April 30, 2024 correcting the number of authorized shares of the Corporation to 25,000,000 shares of common stock par value $0.0001, and 5,000,000 shares of preferred stock par value $0.0001.

6. Articles supplementary were filed on July 2, 2025 (the "**Articles Supplementary**"), designating Series A preferred stock of the Corporation.

7. The Corporation desires to amend and restate its charter. The Original Articles, as amended by the Articles of Amendment as corrected on April 30, 2024, and the Articles Supplementary, are hereby amended and restated in their entirety as follows:

ARTICLES

FIRST: The name of the corporation is Aquinas Senior Living, Inc.

SECOND: The name and address of the resident agent for service of process of the Corporation in the State of Maryland is Paracorp Incorporated, 245 West Chase Street, Baltimore, MD 21201, Baltimore City. The address of the Corporation's principal office in the State of Maryland is c/o Barley Snyder LLP, 6700 Alexander Bell Dr, Suite 200, Columbia, MD 21046. The Corporation may have such other offices and places of business within or outside the State of Maryland as the board of directors may from time to time determine.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Maryland General Corporation Law (the "**MGCL**").

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 100,000,000, consisting of 25,000,000 shares of common stock, par value of $0.0001 per share, and

75,000,000 shares of preferred stock, par value of $0.0001 per share. The number of shares of each class and the rights, preferences, and limitations of each class are described in the Articles.

(a) As of immediately before the amendment, the total number of shares of stock of all classes which the Corporation had authority to issue was 30,000,000, consisting of 25,000,000 shares of Common Stock, par value $0.0001 per share, and 5,000,000 shares of Preferred Stock, par value $0.0001 per share.

(b) As amended, the total number of shares of stock of all classes which the Corporation has authority to issue is 100,000,000, consisting of 25,000,000 shares of Common Stock, par value $0.0001 per share, and 75,000,000 shares of Preferred Stock, par value $0.0001 per share, including Series A, Series B, and Series C Preferred Stock.

(c) The aggregate par value of all shares having a par value is $2,500 before the amendment and $10,000 after the amendment.

(d) The shares of stock of the Corporation are divided into classes, but the descriptions of each class of stock of the Corporation are not changed by the amendment except the addition of Series B Preferred Stock and Series C Preferred Stock.

(A) <u>Common Stock</u>.

I.   The holders of common stock will be entitled to one vote per share on all matters to be voted on by the Corporation's stockholders.

II.   In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of common stock shall be entitled to share, ratably according to the number of shares of common stock held by them, in the remaining assets of the Corporation available for distribution to its stockholders.

(B) <u>Preferred Stock.</u>

The Board of Directors of the Corporation is authorized, subject to any limitations prescribed by the laws of the State of Maryland, by resolution or resolutions, to provide for the issuance of the shares of Preferred Stock in one or more series, and, by filing a certificate of designation pursuant to the applicable law of the State of Maryland ("**Certificate of Designation**"), to establish from time to time the number of shares to be included in each such series, to fix the designation, powers (including voting powers), preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of such class) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series. The number of authorized shares of preferred stock may also be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, without a separate vote of the holders of the Preferred Stock or any series thereof, unless a vote of any such holders is required pursuant to the terms of any Certificate of Designation designating a series of Preferred Stock.

Except as otherwise expressly provided in any Certificate of Designation designating any series of Preferred Stock pursuant to the foregoing provision, any new series of Preferred Stock may be designated, fixed and determined as provided herein by the Board of Directors without approval of the holders of Common Stock or the holders of Preferred Stock, or any series thereof, and any such new series may have powers, preferences and rights, including, without limitation, voting powers, dividend rights, liquidation rights, redemption rights and conversion rights, senior to, junior to or pari passu with the rights of the Common Stock, the Preferred Stock, or any future class or series of Preferred Stock or Common Stock

I. Definitions

1. **"Amended and Restated Articles"** means these Articles of Amendment and Restatement, as it may be amended from time to time.

2. **"Applicable Courts" shall mean** the state and federal courts sitting in the Commonwealth of Pennsylvania.

3. **"Business Day"** shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required by law or executive order to close.

4. **"Charter"** shall have the meaning assigned to such term in the first paragraph of the preamble.

5. **"Close of Business"** shall mean 5:00 p.m. (New York or Eastern Standard Time).

6. **"Closing Bid Price"** of the Common Stock on any date shall mean the closing bid price per share on that date as reported on the NASDAQ Capital Market. If the Common Stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the "Closing Bid Price" will be the last quoted bid price for the Common Stock reported in the over-the-counter market on the relevant date. If the Common Stock is not so quoted, the "Closing Bid Price" will be determined by the Board of Directors in their reasonable, good faith discretion.

7. **"Common Stock"** shall mean the common stock, par value $0.0001 per share, of the Corporation or any other capital stock of the Corporation into which such Common Stock shall be reclassified or changed.

8. **"Conversion Agent"** shall have the meaning assigned to such term in Section B(II)(11) of Article 4.

9. **"Conversion Date"** shall have the meaning assigned to such term in Section B(II)(5)(h)(i) of Article 4.

10. **"Conversion Rate"** shall mean, in respect of each share of Series A Preferred Stock, a number equal to 1.10.

11. **"Corporation"** shall have the meaning assigned to such term in the preamble.

12. **"Deemed Liquidation Event"** shall mean any sale, transfer or other disposition of all or substantially all of the assets of the Corporation.

13. **"Determination Date"** shall mean May 31, 2024.

14. **"Holder"** shall mean a holder of record of capital stock of the Corporation. When referenced in a particular Preferred Stock series designation, it shall refer to a holder of record of shares of that particular series of Preferred Stock.

15. **"Issue Price"** shall mean $3.00 per share of Series A Preferred Stock, $4.00 per share of Series B Preferred Stock, and $5.00 per share of Series C Preferred Stock.

16. **"Issue Price Preference"** shall mean an amount equal to (i) the Issue Price multiplied by the number of shares of Series B Preferred Stock when referencing Series B Preferred Stock, and (ii) the Issue Price multiplied by the number of shares of Series C Preferred Stock when referencing Series C Preferred Stock.

17. **"Junior Stock"** shall mean all classes of the Common Stock, and each other class of capital stock or series of Preferred Stock of the Corporation established after the Determination Date by the Board of Directors, the terms of which do not expressly provide that such class or series ranks senior to or on a parity with another class or series of capital stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

18. **"Liquidation Event"** shall mean any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

19. **"Liquidation Preference"** shall mean the Series A Liquidation Preference, Series B Liquidation Preference, and any other like preference set forth in the Certificate of Designation of any other series of Preferred Stock.

20. **"Market Disruption Event"** shall mean, where applicable: (i) a failure by the primary United States national securities or regional exchange or market on which the Common Stock is listed, admitted for trading or quoted to open for trading during its regular trading session; or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any Trading Day for the Common Stock for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Stock or in any options, contracts or future contracts relating to the Common Stock.

21. **"Notice of Conversion"** shall have the meaning assigned to such term in Section B(II)(6)(a) of Article 4.

22. **"Parity Stock"** shall mean any class of capital stock or series of Preferred Stock of the Corporation established after the Determination Date by the Board of Directors, the terms of which expressly provide that such class or series will rank on a parity with another class or series of capital stock as to dividend rights and rights upon the liquidation, winding-up or dissolution of the Corporation (in each case without regard to whether dividends accrue cumulatively or non-cumulatively).

23. **"Paying Agent"** shall have the meaning assigned to such term in Section B(II)(12) of Article 4.

24. **"Payment Date"** shall mean January 1, 2026, and the first day of each calendar month thereafter.

25. **"Person"** shall mean any individual, corporation, general partnership, limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

26. **"Preferred Stock"** shall have the meaning assigned to such term in the first paragraph of the preamble.

27. **"Reference Property"** shall have the meaning assigned to such term in Section B(II)(8) of Article 4.

28. **"Registrar"** shall have the meaning assigned to such term in Section B(II)(12) of Article 4.

29. **"Scheduled Trading Day"** shall mean any day that is scheduled to be a Trading Day. If the Common Stock is not listed for trading or quotation on or by any exchange or quotation system, Scheduled Trading Day means a Business Day.

30. **"Securities Act"** shall mean the Securities Act of 1933, as amended.

31. **"Senior Stock"** shall mean each class of capital stock or series of Preferred Stock of the Corporation established after the Determination Date by the Board of Directors, the terms of which expressly provide that such class or series will rank senior to another class or series of capital stock as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Corporation.

32. **"Series A Preferred Stock"** shall have the meaning assigned to such term in Section B(II)(1)(a) of Article 4.

33. **"Series B Call Price"** shall have the meaning assigned to such term in Section (B)(III)(6) of Article 4.

34. **"Series B Initial Issuance Date"** shall mean the date on which the Corporation records the issuance of the first share of Series B Preferred Stock in its stock ledger following receipt of the applicable consideration and acceptance of the purchase by the Corporation.

35. **"Series B Liquidation Preference"** shall mean an amount equal to any accrued but unpaid dividends owed to the Holders of Series B Preferred Stock.

36. **"Series B Preferred Stock"** shall have the meaning assigned to such term in Section (B)(III)(1)(a) of Article 4.

37. **"Series C Call Price"** shall have the meaning assigned to such term in Section (B)(IV)(6) of Article 4.

38. **"Series C Initial Issuance Date"** shall mean the date on which the Corporation records the issuance of the first share of Series C Preferred Stock in its stock ledger following receipt of the applicable consideration and acceptance of the purchase by the Corporation.

39. **"Series C Liquidation Preference"** shall mean an amount equal to any accrued but unpaid dividends owed to the Holders of Series C Preferred Stock.

40. **"Series C Preferred Stock"** shall have the meaning assigned to such term in Section B(IV)(1)(a) of Article 4.

41. **"Trading Day"** shall mean a day during which (i) trading in the Common Stock generally occurs on The Nasdaq Capital Market, or if the Common Stock is not listed on the Nasdaq Capital Market, then the principal U.S. national or regional securities exchange on which the Common Stock is listed, admitted for trading or quoted or, if the Common Stock is not so listed, admitted for trading or quoted, any Business Day, and (ii) there is no Market Disruption Event. A Trading Day only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for a regular full Trading Day on the relevant exchange or trading system. For the avoidance of doubt, Trading Day shall not include any Scheduled Trading Day with a scheduled closing time earlier than the then standard closing time for a regular full Trading Day even if such earlier closing time is the scheduled closing time for such day.

42. **"Transfer Agent"** shall have the meaning assigned to such term in Section B(II)(12) of Article 4.

II.   Series A Preferred Stock.

1.   Designation; Number of Shares; Rank.

a.   **Designation; Number of Shares.** A series of Preferred Stock, designated the Series A Preferred Stock (the **"Series A Preferred Stock"**), is hereby established. The par value of the Series A Preferred Stock shall be $0.0001 per share. The number of authorized shares of Series A Preferred Stock shall be 800,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred Stock below the number of shares of Series A Preferred Stock then outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or other rights to acquire shares of Series A Preferred Stock.

b.   **Rank.** The Series A Preferred Stock, with respect to dividend rights, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all Parity Stock including Series B Preferred Stock and Series C Preferred Stock. The Series A Preferred Stock will also rank junior in right of payment to the Corporation's other existing and future indebtedness. The Series A Preferred Stock has no preferential rights upon liquidation, dissolution or winding up of the Corporation except as explicitly stated herein. The Corporation has the right to authorize and/or issue additional shares or classes or series of capital stock without the consent of the Holders.

2.   Distributions.

a.   Holders of record of the Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board or an authorized committee thereof, out of funds of the Corporation legally available therefor, non-cumulative cash dividends at the annual rate of 4.0% of the Issue Price of each such share of Series A Preferred Stock, with each aggregate payment made to each record holder of the Series A Preferred Stock being rounded to the next lowest cent.

b.   Dividends on the Series A Preferred Stock will accrue from the Determination Date and will be payable (when, as and if declared by the Board of Directors of the Corporation out of funds of the Corporation legally available therefor) quarterly, in arrears, in United States dollars commencing on June 30, 2024, and on the last day of each calendar quarter of each year thereafter to the Holders of record of the Series A Preferred Stock as they appear on the books of the Corporation on the fifteenth day of the last day of the calendar quarter, whether or not a Business Day, for which the dividends are payable, unless the Board of Directors or a committee thereof shall establish a different record date. In the case of the dividend payable on June 30, 2024, such dividend shall cover the period from the Determination Date to June 30, 2024. In the event that any date on which dividends are payable is not a Business Day, then payment of the dividend payable on such date will be made on the next succeeding Business Day without any interest or other payment in respect of any such delay, except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the Business Day immediately preceding the relevant date of payment, in each case with the same force and effect as if made on such date.

c. Dividends on the Series A Preferred Stock will be non-cumulative. The Corporation is not obligated or required to declare or pay dividends on the Series A Preferred Stock, even if it has funds available for the payment of such dividends. If the Board or a committee thereof does not declare a dividend payable on a dividend payment date in respect of the Series A Preferred Stock, then the Holders of such Series A Preferred Stock shall have no right to receive a dividend in respect of the quarterly dividend period ending on such dividend payment date, and the Corporation will have no obligation to pay the dividend accrued for such quarterly dividend period or to pay any interest thereon, whether or not dividends on such Series A Preferred Stock are declared for any future quarterly dividend period.

d. The amount of dividends payable for any quarterly dividend period will be computed on the basis of twelve 30-day months and a 360-day year. The amount of dividends payable for any period shorter than a full quarterly dividend period will be computed on the basis of the actual number of days elapsed in such period.

e. Subject to any applicable fiscal or other laws and regulations, each dividend payment will be made by check and mailed to the record holder thereof at such Holder's address as it appears on the register for such Series A Preferred Stock.

f. So long as any shares of the Series A Preferred Stock remain outstanding, the Corporation shall not declare, set apart or pay any dividend or make any other distribution of assets (other than dividends paid or other distributions made in stock of the Corporation ranking senior to the Series A Preferred Stock as to the payment of dividends) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Corporation ranking senior to the Series A Preferred Stock as to the payment of dividends), shares of Junior Stock unless the full quarterly dividend on the Series A Preferred Stock for the then current calendar quarter has been or is contemporaneously declared and paid or declared and set apart for payment.

g. When dividends are not paid in full on the Series A Preferred Stock and any other shares of stock of the Corporation ranking on a parity as to the payment of dividends with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and any such other shares of stock of the Corporation will be declared pro rata so that the amount of dividends declared per share on the Series A Preferred Stock and any such other shares of stock will in all cases bear to each other the same ratio that the accrued dividends per share on the Series A Preferred Stock for the then current dividend period bears to the accrued dividends per share on such other shares of stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend).

    h. Holders of record of the Series A Preferred Stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the dividends provided for herein on the shares of Series A Preferred Stock.

3. **Voting Rights.** Holders of Series A Preferred Stock will not have any voting rights, except as provided by the MGCL or as expressly provided for in these Amended and Restated Articles.

4. **Conversion.** Shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 4. From and after May 31, 2029, the Corporation may, at its sole option and subject to the notice requirements described in these Amended and Restated Articles, at any time and from time to time, convert any or all of the shares of Series A Preferred Stock into fully paid and nonassessable shares of the Common Stock at the Conversion Rate in effect at the Close of Business on the Conversion Date (the **"Conversion Right"**).

5. **Mechanics of Conversion.**

    a. Exercise. The Corporation may exercise its Conversion Right by sending a notice of conversion (a "**Notice of Conversion**") to the affected Holder(s) specifying the number of shares of Series A Preferred Stock to be converted, the number of shares of Series A Preferred Stock owned prior to the conversion at issue, the number of shares of Series A Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the Corporation transmits such Notice of Conversion to the Holder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error. Each share of Series A Preferred Stock shall be convertible into a number of fully paid and nonassessable shares of Common Stock equal to the Conversion Rate in effect at the Close of Business on the Conversion Date.

    b. Holder's Duty. Upon receipt by the Holder of the Notice of Conversion, the Holder shall, within three (3) Business Days, deliver to the Corporation a certificate for at least the number of shares of Series A Preferred Stock to be converted. If required by the Corporation or the Transfer Agent, the Holder shall also submit a written instrument or instruments of transfer in form reasonably satisfactory to the Corporation duly executed by the Holder or its duly authorized legal representative and transfer tax stamps or funds therefor, if required (collectively, the "**Conversion Documents**").

    c. Corporation's Response. Upon receipt by the Corporation of all Conversion Documents, the Corporation shall, within three (3) Business Days, issue and deliver to the Holder the number of shares of Common Stock to which the Holder shall be entitled as a result of the conversion. If the number of shares of Series A Preferred Stock represented by the stock certificate(s) submitted for conversion is greater than the number of shares of Series A Preferred Stock being converted, then the Corporation shall, as soon as practicable, issue and deliver to the Holder a new stock certificate representing the number of shares of Series A Preferred Stock not converted.

d. **Record Holder.** On and after the Close of Business on the Conversion Date, the Person entitled to receive the shares of Common Stock issuable upon a Conversion of Series A Preferred Stock shall be treated for all purposes as the record holder of such shares of Common Stock.

e. **Taxes.** The Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of Common Stock or other securities or property upon conversion, whether optional or mandatory, of the Series A Preferred Stock in a name other than that of the Holder of the shares of Series A Preferred Stock being converted, nor shall the Corporation be required to issue or deliver any such shares or other securities or property unless and until the person or persons requesting the issuance thereof shall have paid to the Corporation the amount of any tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

f. **Fractional Shares.** If, upon conversion of the Series A Preferred Stock, a Holder would be entitled to receive a fractional interest in a share of the Common Stock, the Corporation will, upon conversion, pay in lieu of such fractional interest, cash in an amount equal to the product of (a) the Closing Bid Price of a share of Common Stock on the Trading Day immediately preceding the date on which shares of Common Stock are issued upon conversion of a share of Series A Preferred Stock, and (b) such fraction of a share.

g. **Series A Preferred Stock Not Redeemable; No Sinking Fund.** The Series A Preferred Stock shall not be redeemable upon the request of Holders thereof or exchangeable for other capital stock or indebtedness of the Corporation or other property upon the request of Holders thereof. The shares of Series A Preferred Stock shall not be subject to the operation of a purchase, retirement or sinking fund.

h. **Effects of Conversion.**

    i.   The date on which the Corporation delivers a Notice of Conversion is the **"Conversion Date."** If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder.

    ii. Upon any such conversion of any share of Series A Preferred Stock, the Holder thereof shall also be entitled to receive a sum, in cash, equal to all declared and unpaid dividends thereon to the Conversion Date.

    iii. The Corporation shall deliver the shares of the Common Stock (in respect of the conversion obligation) and cash (in respect of any fractional shares and declared and unpaid dividends) deliverable upon conversion no later than the seventh Business Day immediately following the relevant Conversion Date.

    iv. On and after the Close of Business on the Conversion Date, the converted shares of Series A Preferred Stock shall cease to be outstanding, dividends with respect to such shares of Series A Preferred Stock shall cease and all rights whatsoever with respect to such shares of converted Series A Preferred Stock (except the right to receive the Common Stock, any accrued and unpaid dividends to the date of such conversion in cash and any cash in lieu of fractional shares of Common Stock due in connection with such conversion in accordance with Section 4) shall terminate.

    i. **Reservation of Shares; Compliance with Law.** A number of shares of the authorized but unissued Common Stock sufficient to provide for the conversion of the Series A Preferred Stock outstanding upon the basis hereinbefore provided shall at all times be reserved by the Corporation, free from preemptive rights, for such conversion, subject to the other provisions of this Section 5. If the Corporation shall issue any securities or make any change in its capital structure that would change the number of shares of Common Stock into which each share of the Series A Preferred Stock shall be convertible as herein provided, the Corporation shall at the same time also make proper provision so that thereafter there shall be a sufficient number of shares of Common Stock authorized and reserved, free from preemptive rights, for conversion of the outstanding Series A Preferred Stock on the new basis. The Corporation shall comply with all securities laws regulating the offer and delivery of shares of Common Stock upon conversion of the Series A Preferred Stock.

6. Conversion Rate Adjustments.

    a. Except as stated herein, the Corporation will not adjust the Conversion Rate for the issuance of shares of the Common Stock or any securities convertible into or exchangeable for shares of the Common Stock or the right to purchase shares of the Common Stock or such convertible or exchangeable securities.

    b. If, after the Determination Date, the Corporation: (i) pays a dividend or makes another distribution on Common Stock to holders of Common Stock payable in shares of Common Stock; (ii) subdivides or splits the outstanding shares of Common Stock into a greater number of shares of Common Stock; or (iii) combines or reclassifies or otherwise changes the outstanding shares of Common Stock into a smaller number of shares of Common Stock (each of (i) through (iii) an **"Adjustment Event"**), then the Conversion Rate shall be adjusted by multiplying the Conversion Rate in effect immediately before such Adjustment Event occurred by the number of shares of Common Stock which a Person who owns only one (1) share of Common Stock immediately before the record date or effective date, as applicable, of such Adjustment Event, and who is entitled to participate in such Adjustment Event, would own immediately after giving effect to such Adjustment Event (without giving effect to any arrangement pursuant to such Adjustment Event not to issue fractional shares of Common Stock). The Conversion Rate, as so adjusted, will be calculated to the nearest 1/10th of a share. Such Conversion Rate adjustment shall become effective: (1) in the case of an Adjustment Event described in this Section 6(b)(i) or (ii), immediately after the Close of Business on the record date; and (ii) in the case of an Adjustment Event described in Section 6(b)(iii), at the effective time of such Adjustment Event. For avoidance of doubt, if, after the Determination Date, the Corporation pays a dividend or makes another distribution on Common Stock to holders of Common Stock that is payable, in part (and not exclusively), in shares of Common Stock, then such dividend or distribution will be treated as an event described in Section 6(b)(i) with respect to the portion paid in Common Stock only.

7. Conversion Upon Reorganization Event. If, after the Determination Date: (i) there occurs (A) any consolidation or merger of the Corporation with or into another Person; (B) any sale, transfer, lease, exchange or conveyance to another Person of the assets of the

Corporation as an entirety or substantially as an entirety; or (C) any statutory exchange of securities of the Corporation with another Person or any binding share exchange which reclassifies or changes the outstanding Common Stock (excluding (i) a change in par value, or from par value to no par value, or from no par value to par value, and (ii) a change as a result of a transaction that is subject to Section 6(b)) (any such event in clauses (A) through (C), inclusive, a **"Reorganization Event"**); and (ii) pursuant to such Reorganization Event, the Common Stock is converted into or exchanged for, or constitutes solely the right to receive, cash, securities or other property, then, effective immediately after the effective time of such Reorganization Event, the Corporation shall make provision for each outstanding share of Series A Preferred Stock to be converted into or to receive in exchange for such share, out of funds legally available therefor, the kind and amount of cash, securities or other property (collectively, **"Reference Property"**) receivable pursuant to such Reorganization Event by a holder of a number of shares of Common Stock equal to the Conversion Rate in effect at such effective time. For purposes of this Section, if holders of Common Stock have a right to elect the type of consideration receivable in connection with a Reorganization Event, the Holders of shares of Series A Preferred Stock shall have a similar right of election, including being subject to any pro-ration provision applicable to the right of election of holders of Common Stock in connection with such Reorganization Event. On and after the effective time of a Reorganization Event of the type referred to in clause (A) of the first sentence of this Section, each outstanding share of Series A Preferred Stock shall cease to be outstanding, dividends on such share shall cease to accrue, and all rights of the Holder(s) of such share shall terminate with respect to such share, other than the right to receive the kind and amount of Reference Property into which such share of Series A Preferred Stock has been converted plus any declared and unpaid dividends.

8. <u>**Notice of Adjustments.**</u> Whenever the Conversion Rate is adjusted pursuant to Section 6.b, the Corporation shall, within ten (10) Business Days following the occurrence of the event that requires such adjustment, (i) compute the adjusted Conversion Rate in accordance with Section 6.b; and (ii) cause the Chief Financial Officer of the Corporation (or a designee of such Chief Financial Officer) to prepare and mail to each Holder, at such Holder's last address shown on the records of the Corporation, a certificate setting forth such adjustment and showing in reasonable detail the facts upon which such adjustment is based. The Corporation shall, upon the written request at any time of any Holder of Series A Preferred Stock, furnish or cause to be furnished to such Holder a like certificate setting forth (i) any adjustments and readjustments since the date of original issue of the Series A Preferred Stock, (ii) the applicable Conversion Rate at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such Holder's Series A Preferred Stock.

9. <u>**Status of Series A Preferred Stock Upon Retirement.**</u> Shares of Series A Preferred Stock that are converted pursuant to Section 4 or are otherwise redeemed shall be retired pursuant to the MGCL, or any successor provision, and thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to series. Upon the conversion pursuant to Section 4 or other redemption of all outstanding shares of Series A Preferred Stock, all provisions of these Amended and Restated Articles relating to the designation of Series A Preferred Stock shall cease to be of further effect. Upon the occurrence of such event, the Board of Directors of the Corporation shall have the power, pursuant to the MGCL, and without stockholder action, to cause this designation of Series A Preferred Stock within these Amended and Restated Articles to be eliminated from the Corporation's Charter.

10. **Certificates.** The Corporation may, in its sole discretion, deem the Person in whose name shares of Series A Preferred Stock shall be registered upon the registry books of the Corporation to be, and may treat him as, the absolute owner of the Series A Preferred Stock for all purposes, and the Corporation shall not be affected by any notice to the contrary. All such payments and such conversion shall be valid and effective to satisfy and discharge the liabilities arising under these Amended and Restated Articles to the extent of the sum or sums so paid or the conversion so made

11. **Transfer, Payment and Conversion.** The Series A Preferred Stock may be presented to the Corporation at its principal place of business for transfer, payment or conversion. The Corporation also shall maintain or cause to be maintained a register in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration of shares of Series A Preferred Stock and of transfers of shares of Series A Preferred Stock for the purpose of registering shares of Series A Preferred Stock and of transfers of shares of Series A Preferred Stock as herein provided. The initial registrar for the Series A Preferred Stock (the "**Registrar**") shall be the Corporation. The Corporation may appoint one or more additional transfer agents, paying agents and/or conversion agents in such other locations as it shall determine. The term "Transfer Agent" includes any additional transfer agent, the term **"Paying Agent"** includes any additional paying agent, and the term **"Conversion Agent"** includes any additional conversion agent. The Corporation may change any Transfer Agent, Paying Agent or Conversion Agent without prior notice to any Holder.

12. **No Preemptive Rights.** Holders of Series A Preferred Stock shall not be entitled to preemptive rights to acquire additional capital stock of the Corporation.

III. **Series B Preferred Stock**

1. **Designation; Number of Shares; Rank.**

   a. **Designation; Number of Shares.** A series of Preferred Stock, designated the Series B Preferred Stock (the **"Series B Preferred Stock"**), is hereby established. The par value of the Series B Preferred Stock shall be $0.0001 per share. The number of designated shares of Series B Preferred Stock shall be 1,250,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series B Preferred Stock below the number of shares of Series B Preferred Stock then outstanding plus the number of shares issuable upon exercise of outstanding rights, options, or warrants, or other rights to acquire shares of Series B Preferred Stock.

   b. **Rank.** The Series B Preferred Stock, with respect to dividend rights, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all Parity Stock, including the Series A Preferred Stock and the Series C Preferred Stock. With respect to any liquidation, dissolution, or winding up of the Corporation, the Series B Preferred Stock, with respect to dividend rights, ranks (a) senior to all Junior Stock; and (b) on parity, in all respects, with all Parity Stock, including Series C Preferred Stock as described in Section 3 below. Also, the Series B Preferred Stock and all other capital stock of the Corporation ranks junior in right of payment to the Corporation's existing and future indebtedness. The Corporation has the right to authorize and/or issue additional shares or classes or series of capital stock without the consent of the Holders.

2. **Distributions.**

    a. From and after the date on which the Corporation records the issuance of the first share of Series B Preferred Stock in its stock ledger following receipt of the applicable consideration and acceptance of the purchase by the Corporation (the "**Series B Initial Issuance Date**"), each Holder of shares of Series B Preferred Stock will be entitled to receive, when and as declared by the Board of Directors in its sole discretion, cumulative dividends, which dividends will be paid by the Corporation out of funds legally available therefor, payable in cash at the rate of ten percent (10%) per annum on the Issue Price per share of Series B Preferred Stock, payable monthly in arrears. The initial payment date will be January 1, 2026 and each subsequent payment date will be the first day of each calendar month thereafter (each a "**Payment Date**"). The record date to qualify for payment of dividends for a Payment Date is thirty (30) days prior to the Payment Date. Dividends will be computed on the basis of twelve (12) 30-day months and a 360-day year. Each payment made to a Series B Holder shall be rounded to the next lowest cent. Subject to any applicable fiscal or other laws and regulations, each dividend payment will be made by check and mailed to the Series B Holder's address as it appears on the register for such share of Series B Preferred Stock on the Payment Date.

    b. So long as any shares of the Series B Preferred Stock remain outstanding, the Corporation shall not declare, set apart or pay any dividend or make any other distribution of assets (other than dividends paid or other distributions made in stock of the Corporation ranking senior to the Series B Preferred Stock as to the payment of dividends) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Corporation ranking senior to the Series B Preferred Stock as to the payment of dividends, if any), shares of Junior Stock unless all cumulative dividends and the full monthly dividend on the Series B Preferred Stock for the then current calendar month has been or is contemporaneously declared and paid or declared and set apart for payment.

    c. When dividends are not paid in full on the Series B Preferred Stock and any other shares of stock of the Corporation ranking on a parity as to the payment of dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any such other shares of stock of the Corporation will be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Stock and any such other shares of stock will in all cases bear to each other the same ratio that the dividends per share on the Series B Preferred Stock for the then current dividend period bears to the dividends per share on such other shares of stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend).

    d. Holders will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the dividends provided for herein on the shares of Series B Preferred Stock.

3. **Liquidation, Dissolution, and Winding Up**

a. **Liquidation Event.** In the event of any Liquidation Event, not including a Deemed Liquidation Event, before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, (i) the Issue Price per share, and (ii) a ratable amount of any unpaid cumulative dividends owed to the Holders of Series B Preferred Stock (the "**Series B Liquidation Preference**") for any completed month. Such Series B Liquidation Preference shall be made in parity with any Holders of Parity Stock who also are entitled to receive a Liquidation Preference. After payment in full of the Series B Liquidation Preference, Holders of the Series B Preferred Stock shall not participate further in distribution of any remaining assets of the Corporation.

b. **Deemed Liquidation Event.** Upon a Deemed Liquidation Event, before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation, legally available for distribution to its stockholders, an amount equal to the Series B Liquidation Preference in parity with Holders of Parity Stock also entitled to a Liquidation Preference. Thereafter, Holders of Series B Preferred Stock will share ratably with any Holders of Parity Stock, ten percent (10%) of any remaining assets of the Corporation.

4. **Voting Rights.** Holders of Series B Preferred Stock will not have any voting rights, except as provided by the MGCL or as expressly provided for in these Amended and Restated Articles.

5. **No Conversion Rights.** There are no conversion rights for the Series B Preferred Stock.

6. **Corporation Call of Shares.** The Corporation may, at its sole option, redeem or call the shares of Series B Preferred Stock, in whole or in part, any time after eighteen (18) months from the Series B Initial Issuance Date, in cash, upon giving not less than ten (10) Business Days' prior written notice to any Holders whose shares are being redeemed. The Corporation shall call shares pro rata from the Holders of Series B Preferred Stock. The price for any shares called for redemption shall equal (i) the Issue Price for the shares, and (ii) an amount equal to any unpaid cumulative dividends for the Series B Preferred Stock multiplied by the number of shares of Series B Preferred Stock being redeemed divided by the total number of outstanding shares of Series B Preferred Stock (the "**Series B Call Price**"). For non-certificated shares, the Series B Call Price must be paid by the Corporation within thirty (30) days of the date of notice of the call provided to the Holders. For certificated shares, the Series B Call Price must be paid by the Corporation within thirty (30) days after the surrender to the Corporation the certificates thereof. Upon the Corporation's exercise of its call right and payment of the Series B Call Price, all rights of the Holders with respect to the called shares, including the right to receive future dividends, shall terminate and such shares shall return to the status of authorized and unissued shares of Preferred Stock as described in Section 7 below.

7. **Status of Series B Preferred Stock Upon Retirement.** Shares of Series B Preferred Stock that are called pursuant to Section 6 above thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to a specific series. If pursuant to Section 6 above, all outstanding shares of Series B Preferred

Stock are called by the Corporation, all provisions of the designation of Series B Preferred Stock within these Amended and Restated Articles shall cease to be of further effect.

8. **Series B Preferred Stock Not Redeemable.** Holders shall not be entitled to request a redemption of their shares of Series B Preferred Stock. Only the Corporation may initiate a call of the shares of Series B Preferred Stock pursuant to Section 6 above.

9. **No Preemptive Rights.** Holders shall not be entitled to preemptive rights to acquire additional capital stock of the Corporation.

IV. **Series C Preferred Stock**

1. **Designation; Number of Shares; Rank.**

   a. **Designation; Number of Shares.** A series of Preferred Stock, designated the Series C Preferred Stock (the **"Series C Preferred Stock"),** is hereby established. The par value of the Series C Preferred Stock shall be $0.0001 per share. The number of designated shares of Series C Preferred Stock shall be 31,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series C Preferred Stock below the number of shares of Series C Preferred Stock then outstanding plus the number of shares issuable upon exercise of outstanding rights, options, or warrants, or other rights to acquire shares of Series C Preferred Stock.

   b. **Rank.** The Series C Preferred Stock, with respect to dividend rights, ranks (a) senior to all Junior Stock; and (b) on a parity, in all respects, with all Parity Stock, including but not limited to the Series A Preferred Stock and the Series B Preferred Stock. With respect to any liquidation, dissolution, or winding up of the Corporation, the Series C Preferred Stock, with respect to dividend rights ranks (a) senior to all Junior Stock; and (b) on parity, in all respects, with all Parity Stock, including Series B Preferred Stock. The Series C Preferred Stock will also rank junior in right of payment to the Corporation's existing and future indebtedness. The Corporation has the right to authorize and/or issue additional shares or classes or series of capital stock without the consent of the Holders.

2. **Distributions.**

   a. From and after the date on which the Corporation records the issuance of the first share of Series C Preferred Stock in its stock ledger following receipt of the applicable consideration and acceptance of the purchase by the Corporation (the **"Series C Initial Issuance Date"**), each Holder of shares of Series C Preferred Stock will be entitled to receive, as and when declared by the Board of Directors in its sole discretion, cumulative dividends, which dividends shall be paid by the Corporation out of funds legally available therefor, payable in cash at the rate of ten percent (10%) per annum on the Issue Price per share of Series C Preferred Stock, payable monthly in arrears. The initial payment date will be January 1, 2026 and each subsequent payment date will be the first day of each calendar month thereafter (each a **"Payment Date"**). The record date to qualify for payment of dividends for a Payment Date is 30 days prior to the Payment Date. Dividends will be computed on the basis of twelve 30-day months and a 360-day year. Each payment made to a Series C Holder shall be rounded to the next lowest cent. Subject to any applicable fiscal or other laws and regulations, each dividend payment will be made by check and mailed to the Series C Holder's address as it appears on the register for such Series C Preferred Stock by the 15th day after the Payment Date.

b. So long as any shares of the Series C Preferred Stock remain outstanding, the Corporation shall not declare, set apart or pay any dividend or make any other distribution of assets (other than dividends paid or other distributions made in stock of the Corporation ranking senior to the Series C Preferred Stock as to the payment of dividends) on, or redeem, purchase, set apart or otherwise acquire (except upon conversion or exchange for stock of the Corporation ranking senior to the Series C Preferred Stock as to the payment of dividends, if any), shares of Junior Stock unless all cumulative dividends and the full monthly dividend on the Series C Preferred Stock for the then current calendar month has been or is contemporaneously declared and paid or declared and set apart for payment.

c. When dividends are not paid in full on the Series C Preferred Stock and any other shares of stock of the Corporation ranking on a parity as to the payment of dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any such other shares of stock of the Corporation will be declared pro rata so that the amount of dividends declared per share on the Series C Preferred Stock and any such other shares of stock will in all cases bear to each other the same ratio that the dividends per share on the Series C Preferred Stock for the then current dividend period bears to the accrued dividends per share on such other shares of stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend).

d. Holders will not be entitled to any dividend, whether payable in cash, property or stock, in excess of the dividends provided for herein on the shares of Series C Preferred Stock.

3. **Liquidation, Dissolution, and Winding Up**

a. **Liquidation Event.** In the event of any Liquidation Event, not including a Deemed Liquidation Event, before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series C Preferred Stock shall be entitled to receive, out of the assets of the Corporation legally available for distribution to its stockholders, an amount equal to (i) the Issue Price per share, and (ii) a ratable amount of any unpaid cumulative dividends owed to the Holders of Series C Preferred Stock (the "**Series C Liquidation Preference**") for any completed month. Such Series C Liquidation Preference shall be made in parity with any Holders of Parity Stock who also are entitled to receive a Liquidation Preference. After the payment in full of the Series C Liquidation Preference, the Holders of Series C Preferred Stock shall not participate further in distribution of any remaining assets of the Corporation.

b. **Deemed Liquidation Event.** Upon a Deemed Liquidation Event, before any distribution or payment shall be made to Holders of Junior Stock, the Holders of the Series C Preferred Stock shall be entitled to receive, out of the assets of the Corporation, legally available for distribution to its stockholders, an amount equal to the Series C Liquidation Preference in parity with Holders of Parity Stock also entitled to a Liquidation Preference. Thereafter, Holders of Series C Preferred Stock will share ratably with any Holders of Parity Stock, ten percent (10%) of any remaining assets of the Corporation.

4. **Voting Rights.** Holders of Series C Preferred Stock will not have any voting rights, except as provided by the MGCL or as expressly provided for in these Amended and Restated Articles.

5. **No Conversion Rights.** There are no conversion rights for the Series C Preferred Stock.

6. **Corporation Call of Shares.** The Corporation may, at its sole option, redeem or call the shares of Series C Preferred Stock, in whole or in part, any time after thirty-six (36) months from the Series C Initial Issuance Date, in cash, upon giving not less than ten (10) Business Days' prior written notice to any Holders whose shares are being redeemed. The Corporation shall call shares pro rata from the Holders. The price for any shares called for redemption shall equal (i) one hundred ten percent (110%) of the Issue Price for the shares, and (ii) an amount equal to any unpaid cumulative dividends for the Series C Preferred Stock multiplied by the number of shares of Series C Preferred Stock being redeemed divided by the total number of outstanding shares of Series C Preferred Stock (the **"Series C Call Price"**). For non-certificated shares, the Series C Call Price must be paid by the Corporation within thirty (30) days of the date of notice provided to the Holders. For certificated shares, the Series C Call Price must be paid by the Corporation within thirty (30) days after the surrender to the Corporation the certificates thereof. Upon the Corporation's exercise of its call right and payment of the Series C Call Price, all rights of the Holders with respect to the called shares, including the right to receive future dividends, shall terminate and such shares shall return to status of authorized and unissued shares of Preferred Stock as described in Section 7 below.

7. **Status of Series C Preferred Stock Upon Retirement.** Shares of Series C Preferred Stock that are called pursuant to Section 6 above thereupon shall return to the status of authorized and unissued shares of Preferred Stock of the Corporation without designation as to a specific series. If pursuant to Section 6 above, all outstanding shares of Series C Preferred Stock are called by the Corporation, all provisions of the designation of Series C Preferred Stock within these Amended and Restated Articles shall cease to be of further effect.

8. **Series C Preferred Stock Not Redeemable.** Holders shall not be entitled to request a redemption of their shares of Series C Preferred Stock. Only the Corporation may initiate a call of the shares of Series C Preferred Stock pursuant to Section 6 above.

9. **No Preemptive Rights.** Holders shall not be entitled to preemptive rights to acquire additional capital stock of the Corporation.

FIFTH: The Corporation, acting through its Board of Directors, may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the Corporation, rights or options entitling the Holders thereof to purchase from the Corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the Board of Directors. The terms upon which, including the time or times, which may be limited or unlimited in duration, at or with which, and the price or prices at which any such shares may be purchased from the Corporation upon exercise of any such right or option, shall be such as shall be stated in a resolution adopted by the Board of Directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. Without limiting the generality of the foregoing, the authority to adopt and maintain a stockholders' rights plan, and to establish the terms and conditions thereof, including the terms and circumstances under which the rights are to be redeemed, shall be reserved exclusively to the Board of Directors of the Corporation.

SIXTH: The number of directors of the Corporation shall be as specified in, or determined in the manner provided in, the bylaws of the Corporation; provided that the number of directors shall never be fewer than one (1). Election of directors need not be by written ballot. These directors may increase the number of directors and may fill any vacancy, whether resulting from an increase in the number of directors or otherwise, on the Board of Directors occurring before the first annual meeting of stockholders in the manner provided in the Bylaws. The number of directors is currently set at four. The names of the current directors are:
- Leonard S. Poncia
- James T. Burnham Jr.
- Michael T. Hines
- Joseph S. Martz

SEVENTH: In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of the Corporation.

EIGHTH:

(A) A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the laws of the State of Maryland (**"Maryland Law"**).

(B) Each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director of the Corporation or is or was serving at the request of the Corporation as a director of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Maryland Law. The right to indemnification conferred in this ARTICLE EIGHTH shall also include the right to be paid by the Corporation the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Maryland Law. The right to indemnification conferred in the ARTICLE EIGHTH shall be a contract right.

(C) The Corporation may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and authorized by Maryland Law.

(D) The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the

Corporation would have the power to indemnify him or her against such liability under Maryland Law.

(E) The rights and authority conferred in this ARTICLE EIGHTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

(F) Neither the amendment nor repeal of this ARTICLE EIGHTH, nor the adoption of any provision of these Articles of Amendment and Restatement or the bylaws of the Corporation, nor, to the fullest extent permitted by Maryland Law, any modification of law, shall eliminate or reduce the effect of this ARTICLE EIGHTH in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

NINTH: The Corporation shall have the right, subject to any express provisions or restrictions contained in the Articles of Amendment and Restatement or bylaws of the Corporation, from time to time, to amend the Articles of Amendment and Restatement or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Articles of Amendment and Restatement or any amendment thereof are subject to such right of the Corporation. Such amendment may be made upon the affirmative vote or written consent of stockholders holding two thirds (2/3) of the issued and outstanding shares of common stock.

TENTH: Except upon the affirmative vote of stockholders holding all the issued and outstanding shares of common stock, no amendment to these Articles of Amendment and Restatement may be adopted by the Corporation which would impose personal liability for the debts of the Corporation on the stockholders of the Corporation or which would amend, alter or repeal or adopt any provision inconsistent with this Article TENTH.

ELEVENTH: Any action which may be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote, only if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of all the outstanding capital stock of the Corporation required to approve such action.

TWELFTH:

(A) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of these Amended and Restated Articles shall be governed by and construed and enforced in accordance with the internal laws of the State of Maryland, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated hereby (whether brought against a party hereto or its respective affiliates, directors, officers, stockholders, employees or agents) shall be commenced in the state and federal courts sitting in the Applicable Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Applicable Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such Applicable Courts, or such Applicable Courts are improper or inconvenient venue for such proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under these Amended and Restated Articles and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to these Amended and Restated Articles or the transactions contemplated hereby. If either party shall commence an action or proceeding to enforce any provisions of these Amended and Restated Articles, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys' fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(B) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of these Amended and Restated Articles shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of these Amended and Restated Articles or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of these Amended and Restated Articles on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of these Amended and Restated Articles. Any waiver by the Corporation or a Holder must be in writing.

(C) Severability. If any provision of these Amended and Restated Articles is invalid, illegal or unenforceable, the balance of these Amended and Restated Articles shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(D) Headings. The headings of the various subdivisions hereof are for convenience only, do not constitute a part of these Amended and Restated Articles and shall not affect the interpretation of and not be deemed to limit or affect any of the provisions hereof.

(E) Notices. All notice periods referred to herein shall commence on the date of the mailing of the applicable notice. Notice to any Holder shall be given to the registered address set forth in the Corporation's records for such Holder. With respect to any notice required to be given to a Holder hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders or affect the legality or validity of any distribution, rights, warrant, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding-up, or the vote upon any such action. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Holder receives the notice.

(F) Payment Timing. Any payments required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day without interest or additional payment for such delay. Unless otherwise stated herein, any actions required to be made hereunder on any day that is not a Business Day shall be taken on the next succeeding Business Day.

(G) Effectiveness. These Amended and Restated Articles shall become effective upon the filing thereof with the Maryland Department of Assessments and Taxation.

This Articles of Amendment and Restatement has been advised by the Board of Directors and approved by the stockholders of the Corporation. Information required by item (i) of Section 2-607(b)(2)(i) of the MGCL was not changed by the Articles of Amendment and Restatement. The undersigned acknowledges that this is an act of the above-named Corporation, and verifies, under the penalties for perjury, that the matters and facts stated herein, which require such verification, are true and accurate, to the best of his/her knowledge, information and belief.

ATTESTED BY: **SIGNED BY:**

By: /s/ Michael T. Hines   By: /s/ Stephen Schmid
      Signature   Signature

      Michael T. Hines   Stephen J. Schmid
      Name   Name

      Secretary   President
      Title

Return Address of Filing Party:

Solon Law, PC
Attn: Arden Anderson, Esq.
550 W B Street, #1913
San Diego, CA 92101

Exhibit C

BYLAWS
OF
AQUINAS SENIOR LIVING, INC.

ARTICLE I
OFFICES AND RECORDS

Section 1.1. PRINCIPAL AND OTHER OFFICES. The Corporation shall have a principal office in the State of Maryland as set forth in the Corporation's articles of incorporation, as amended or restated (the "**Articles of Incorporation**"). The board of directors of the Corporation (the "**Board of Directors**") may at any time change the Corporation's principal office in the State of Maryland by making the appropriate filing with the Maryland State Department of Assessments & Taxation (the "**SDAT**"). The Corporation may also have other offices, within or without the State of Maryland, as the Board of Directors may designate, as the business of the Corporation may require, or as may be desirable.

Section 1.2. RESIDENT AGENT. The resident agent of the Corporation and the agent's address shall be as set forth in the Articles of Incorporation. The Board of Directors may at any time change the Corporation's resident agent or address by making the appropriate filing with the SDAT.

Section 1.3. BOOKS AND RECORDS. The Corporation shall keep and maintain at a minimum:

(a) A stock ledger which contains: (i) the name and address of each of its stockholders, and; (ii) the number of shares of each class which the stockholder holds.

(b) Books and records of its accounts and transactions.

(c) Minutes of the meetings of, and records of action taken by (i) its stockholders; (ii) the Board of Directors; and (iii) any executive or other committee exercising any of the powers of the Board of Directors.

The Secretary or other officer designated by the Board of Directors of the Corporation shall prepare a full and correct statement of the affairs of the Corporation, including a balance sheet and a financial statement of operations for the preceding fiscal year. This statement shall be presented at the next annual meeting of the stockholders as provided by Section 2.3 of these Bylaws.

All records required by the Maryland General Corporation Law (the "**MGCL**") to be maintained by the Corporation shall be kept at such place designated by the Board of Directors. Such records may be maintained on any information storage device or method that can be converted into written form for visual inspection within a reasonable time. The Corporation shall convert any records so kept on the written request of any person entitled to inspect such records pursuant to applicable law and these Bylaws.

In addition to the corporate documents specified by Section 2-512(a) of the MGCL, the stockholders of the Corporation are also entitled to inspect and copy the minutes of the proceedings of the Board of Directors and of any executive or other committee exercising any of the powers of the Board of Directors, including any consents or other records of action taken by the Board of Directors or such committee, in accordance with the procedure set forth by Section 2-512(b) of the MGCL.

ARTICLE II
STOCKHOLDERS

Section 2.1. PLACE OF MEETING. Meetings of the stockholders of the Corporation shall be held at any place, within or without the State of Maryland, as shall be fixed by the Board of Directors. The Board of Directors may determine, in its discretion, that any meeting of the stockholders may be held partially or solely by remote communication in accordance with Section 2.2 of these Bylaws, without designating a place for a physical assembly of stockholders.

Section 2.2. REMOTE COMMUNICATION. The Board of Directors may authorize stockholders not physically present at any meeting of stockholders to participate in the meeting by remote communication, videoconference, teleconference, or other available technology, subject to any guidelines and procedures adopted by the Board of Directors. At a meeting in which stockholders can participate by remote communication, the Corporation shall implement reasonable measures to:

(a) verify that each person deemed present and permitted to vote at the meeting by remote communication is a stockholder or proxy holder; and

(b) allow stockholders and proxy holders participating by remote communication to either read or hear the proceedings as they take place and to participate in the meeting and vote on matters submitted to the stockholders.

The Corporation shall maintain a record of the vote or other action taken by stockholders or proxy holders at the meeting by remote communication.

Section 2.3. ANNUAL MEETING. An annual meeting of the stockholders, for the purpose of electing directors, presenting the Corporation's annual statement of affairs to the stockholders, and transacting any other business as may be brought before the meeting, shall be held on the date and time fixed by the Board of Directors and designated in the notice of the meeting, provided that it shall be held within 180 days following the end of the fiscal year of the Corporation.

Failure to hold the annual meeting of stockholders at the designated time shall not affect the validity of any action taken by the Corporation.

Section 2.4. SPECIAL MEETINGS. Special meetings of the stockholders may be called by:

(a) the President;

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(b) the Board of Directors; or

(c) the Secretary, on written request of stockholders entitled to cast at least 50% of all the votes entitled to be cast at the meeting, following payment of the reasonable estimate costs of preparing and mailing notice of the proposed meeting. The stockholders' request must state the purpose of the meeting and the matters proposed to be acted on at the meeting.

Only business within the purposes described in the Corporation's meeting notice may be conducted at a special meeting of the stockholders.

Section 2.5. RECORD DATE FOR MEETINGS. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may either:

(a) fix in advance a date, not more than 60 days or less than 10 days before the date of the meeting, as the record date; or

(b) direct that the stock transfer books of the Corporation be closed for a stated period, but no longer than 30 days or less than 10 days before the date of the meeting.

If no record date is fixed and the stock transfer books are not closed, the record date shall be the later of:

(x) the close of business on the day on which notice of the meeting is mailed; or

(y) the 30th day before the meeting.

A determination of stockholders entitled to notice of or to vote at a meeting of stockholders is effective for any adjournment or postponement of the meeting unless the Board of Directors fixes a new record date for the adjourned or postponed meeting. The Board of Directors must fix a new record date if the meeting is adjourned or postponed more than 90 days after the record date fixed for the original meeting of stockholders.]

Section 2.6. NOTICE OF STOCKHOLDERS' MEETING. Written notice of any annual or special meeting of stockholders shall be given not less than 10 or more than 90 days before the date of the meeting to all stockholders entitled to vote at the meeting and to all other stockholders entitled to notice of the meeting. Such notice shall state:

(a) the time and date of the meeting;

(b) the place of the meeting, if any;

(c) if remote communication is authorized for the meeting, the information required for stockholders and proxy holders to participate, be considered present, and vote at the meeting; and

(d) the purpose or purposes for which the meeting is called, if the meeting is a special meeting or notice of the meeting's purpose is required by the MGCL.

The corporation shall provide any notice to a stockholder:

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(x) on paper by personal delivery, leaving it at the stockholder's residence or usual place of business, or mailing it to the stockholder's address as it appears on the Corporation's records; or

(y) by electronic transmission to any address or number at which the stockholder receives electronic transmissions, unless the Corporation has received a request from such stockholder that notice not be sent by electronic transmission.

Any person entitled to notice of a meeting may deliver a waiver of notice to the Corporation in writing or by electronic transmission either before or after the time of the meeting. A stockholder's participation or attendance at a meeting in person or by proxy shall constitute a waiver of notice, except where the stockholder attends for the specific purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Section 2.7. VOTING LISTS. The Corporation shall prepare, as of the record date fixed for a meeting of stockholders or the date the stock transfer books are closed as provided by Section 2.5 of these Bylaws, an alphabetical list of all stockholders entitled to vote at the meeting (or any adjournment thereof).

If any or all of the stockholders are participating in the meeting by remote communication, the list shall be open to examination by the stockholders for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list shall be provided to stockholders with the notice of the meeting.

Section 2.8. QUORUM OF STOCKHOLDERS. At each meeting of stockholders for the transaction of any business, a quorum must be present to approve any matter that properly comes before such meeting. The presence in person, by remote communication, or by proxy of a majority of the voting power constitutes a quorum for the transaction of business at a meeting of stockholders.

Section 2.9. CONDUCT OF MEETINGS. The Board of Directors may adopt by resolution rules and regulations for the conduct of meetings of the stockholders as it shall deem appropriate. At every meeting of the stockholders, the Chairman of the Board of Directors, or in such person's absence or inability to act, a director or officer designated by the Board of Directors, shall serve as chair of the meeting (the "**Chair**"). The Secretary or, in the Secretary's absence or inability to act, the person whom the Chair shall appoint, shall act as secretary of the meeting and keep the minutes thereof.

Unless the Articles of Incorporation or these Bylaws provide otherwise, the Chair shall determine the order of business and establish rules for the conduct of the meeting. The Chair shall announce the close of the polls for each matter voted upon at the meeting, after which no ballots, proxies, votes, changes, or revocations will be accepted. Polls for all matters before the meeting will be deemed to be closed upon final adjournment of the meeting.

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Section 2.10. VOTING OF SHARES. Each outstanding share of stock, regardless of class or series, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders, except as otherwise provided by the Articles of Incorporation. Unless a different proportion is required by the Articles of Incorporation or the MGCL, a majority of all votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.

Directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

The Articles of Incorporation do not authorize stockholders from cumulating their votes in any election of directors of the Corporation.

Section 2.11. VOTING BY PROXY. A stockholder may vote either in person or by proxy executed in writing by the stockholder or the stockholder's attorney-in-fact. Any copy, communication by electronic transmission, or other reliable written reproduction may be substituted for the stockholder's original written proxy for any purpose for which the original proxy could have been used if such copy, communication by electronic transmission, or other reproduction is a complete reproduction of the entire original written proxy.

No proxy shall be valid more than 11 months after the date of the proxy unless the proxy provides otherwise. A proxy shall be revocable unless the proxy states that the proxy is irrevocable and is coupled with an interest sufficient to support an irrevocable power.

Section 2.12. ACTION BY STOCKHOLDERS WITHOUT A MEETING. Any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if a unanimous consent which sets forth the action is:

      (a) given in writing or by electronic transmission by each stockholder entitled to vote on the matter; and

      (b) filed in paper or electronic form with the minutes of the proceedings of the stockholders.

The holders of any class of stock, other than common stock, entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders' meeting if the Corporation gives notice of the action to each holder of the class of stock not later than 10 days after the effective time of the action.

As authorized by the Articles of Incorporation, the holders of common stock, entitled to vote generally in the election of directors, may take action or consent to any action by delivering a consent in writing or by electronic transmission of the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a stockholders' meeting if the Corporation gives notice of the action not later than 10 days after the

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effective date of the action to each holder of the class of common stock and to each stockholder who, if the action had been taken at a meeting, would have been entitled to notice of the meeting.

The Board of Directors may (a) set a record date as provided by the MGCL for the purposes of determining stockholders entitled to take action by written consent and to receive notice of any such action; and (b) adopt reasonable procedures for providing consents instead of holding a meeting.

An action shall not be effective unless written consents signed by a sufficient number of stockholders to take the action are delivered to the Corporation within 60 days after the date of the earliest consent in accordance with procedures adopted by the Board of Directors.

ARTICLE III
DIRECTORS

Section 3.1. BOARD OF DIRECTORS. The business and affairs of the Corporation shall be managed under the direction of the Board of Directors, except as conferred on or reserved to the stockholders by law, the Articles of Incorporation, or these Bylaws.

Directors must be natural persons at least 18 years of age need not be stockholders of the Corporation.

Section 3.2. NUMBER OF DIRECTORS.

The number of directors shall be at least two (2) and not more than seven (7), provided that the minimum or maximum number or both may be increased or decreased from time to time by an amendment to these Bylaws. Subject to any provision in the Articles of Incorporation fixing the number of directors, the exact number of directors shall be fixed, within such range, by a majority of the entire Board of Directors.

No decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

Section 3.3. TERM OF OFFICE. At the first annual meeting of stockholders and at each annual meeting thereafter, the holders of shares of stock entitled to vote in the election of directors shall elect directors to hold office until the next succeeding annual meeting or until the director's earlier death, resignation, disqualification, or removal. A director shall continue to serve after the expiration of the director's term until a successor is elected and qualified.

Section 3.4. REMOVAL. Any or all of the directors may be removed at any time, with or without cause by the affirmative vote of 2/3 of the votes entitled to be cast generally for the election of directors. A director may be removed by stockholders or directors only at a meeting called for that purpose, for which the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director or directors.

Section 3.5. RESIGNATION. A director may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors, its chair, or the Secretary of the Corporation. A resignation is effective when the notice is given unless the notice states a later effective time or makes resignation effective on the occurrence of an event. Acceptance of the resignation shall not be required to make the resignation effective. The pending vacancy may be filled in accordance with Section 3.6 of these Bylaws before the effective time, but the successor shall not take office until the effective time.

Section 3.6. VACANCIES. A vacancy on the Board of Directors resulting from the removal of a director in accordance with Section 3.4 of these Bylaws may be filled by the stockholders at an annual or special meeting of stockholders. A director elected by the stockholders to fill a vacancy which resulted from the removal of a director shall hold office for the remaining term of the director's predecessor and until a successor is elected and qualified.

A vacancy on the Board of Directors resulting from any cause other than an increase in the number of directors or the removal of a director in accordance with Section 3.4 of these Bylaws may be filled by a majority of the remaining directors, whether or not sufficient to constitute a quorum. A vacancy on the Board of Directors resulting from an increase in the number of directors may be filled by a majority of the entire Board of Directors. A director elected by the board of directors to fill a vacancy serves until the next annual meeting of stockholders and until a successor is elected and qualified.

Section 3.7. MEETINGS OF DIRECTORS. A regular meeting of the newly elected Board of Directors shall be held, without other notice, immediately after and at the place of the annual meeting of stockholders, provided a quorum is present. Other regular meetings of the Board of Directors may be held at such times as the Board of Directors may determine.

Special meetings of the Board of Directors may be called by the President, the chair of the Board of Directors, or any two directors.

A regular or special meeting of the Board of Directors may be held in or out of the state of Maryland.

Section 3.8. REMOTE COMMUNICATION. Directors not physically present at a meeting of the Board of Directors may participate in the meeting by remote communication, video conference, teleconference, or other available technology if all directors participating in the meeting can hear each other at the same time. Directors participating by remote communication shall be considered present in person at the meeting. The Board of Directors may also determine that any meeting of the Board of Directors may be held solely by remote communication.

Section 3.9. NOTICE OF DIRECTORS' MEETINGS. Regular meetings of the Board of Directors may be held without notice of the date, time, place (if any), or purpose of the meeting.

All special meetings of the Board of Directors shall be held upon not less than three days' notice. Such notice shall state:

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(a) the time and date of the meeting;

(b) the place of the meeting (if any);

(c) the any remote communication by which directors may participate at the meeting; and

(d) the business to be transacted at the meeting or the purpose or purposes for which the meeting is called if the meeting is a special meeting.

Notice as provided by this Section 3.9 shall be given to a director (x) on paper by personal delivery or mail or (y) by electronic transmission.

A director entitled to notice of a meeting may deliver a waiver of notice to the Corporation in writing or by electronic transmission either before or after the time of the meeting. A director's presence at a meeting shall also constitute a waiver of notice, except where the director attends for the specific purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called or convened.

Section 3.10. QUORUM AND ACTION BY DIRECTORS. A majority of the Board of Directors then in office shall constitute a quorum for the transaction of business.

The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater proportion is required under the MGCL, the Articles of Incorporation, or these Bylaws.

The directors at a meeting for which a quorum is not present may adjourn the meeting until a time and place as may be determined by a majority of the directors present at that meeting.

Section 3.11. COMPENSATION. Directors shall not receive any stated salary for their services, but the Board of Directors may provide for a fixed sum and expenses of attendance, if any, for attendance at any meeting of the Board of Directors or committee thereof. A director shall not be precluded from serving the Corporation in any other capacity and receiving compensation for services in that capacity.

Section 3.12. ACTION BY DIRECTORS WITHOUT MEETING. Any action required or permitted to be taken at a meeting of the Board of Directors or of a committee thereof may be taken without a meeting if a unanimous consent which sets forth the action is:

(a) given in writing or by electronic transmission by each member of the Board of Directors or committee thereof entitled to vote on the matter; and

(b) filed in paper or electronic form with the minutes of proceedings of the Board of Directors or committee thereof.

Section 3.13. COMMITTEES OF THE BOARD OF DIRECTORS. The Board of Directors, by resolution adopted by a majority of the directors, may establish one or more committees, each consisting of one or more directors, to exercise the authority of the Board of Directors to the extent provided in the resolution establishing the committee and allowed under the MGCL.

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Notwithstanding the foregoing, a committee of the Board of Directors shall not have the authority to:

(a) issue stock, other than as expressly authorized by the MGCL;

(b) recommend to the stockholders any action which requires stockholder approval, other than the election of directors;

(c) amend these Bylaws; or

(d) approve any merger or share exchange which does not require stockholder approval.

The establishment of any committee, the delegation of authority to such committee, or action by such committee under that authority does not constitute, of itself, compliance by any director not a member of the committee with the standards for performance of the duties on directors imposed by law.

ARTICLE IV
OFFICERS

Section 4.1. POSITIONS AND ELECTION. The officers of the Corporation shall be elected by the Board of Directors and shall be a President, a Vice President, a Secretary, a Treasurer, and any other officers, including assistant officers and agents, as may be deemed necessary by resolution of the Board of Directors. Any two or more offices may be held by the same person; provided that a person may not serve concurrently as both president and vice president.

Officers shall be elected annually at the meeting of the Board of Directors held after each annual meeting of stockholders. Each officer shall serve until a successor is elected and qualified or until the earlier death, resignation, disqualification, or removal of that officer. Vacancies or new offices shall be filled at the next regular or special meeting of the Board of Directors. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 4.2. REMOVAL AND RESIGNATION. Any officer elected by the Board of Directors may be removed, with or without cause, at any regular or special meeting of the Board of Directors by the affirmative vote of the majority of the directors in attendance where a quorum is present. Removal shall be without prejudice to the contract rights, if any, of the officer so removed.

Any officer may resign at any time by delivering notice in writing or by electronic transmission to the Secretary of the Corporation. Resignation is effective when the notice is delivered unless the notice provides a later effective date.

Any vacancies may be filled in accordance with Section 4.1 of these Bylaws.

Section 4.3. PRESIDENT. The President shall be the chief executive officer of the Corporation, and subject to the direction of the Board of Directors, shall have active, general supervision and executive management over the business and affairs of the Corporation. The President shall

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preside at all meetings of the Board of Directors; shall see that all orders and resolutions of the Board of Directors are carried out; and shall perform any other duties as the Board of Directors may assign.

Section 4.4. VICE-PRESIDENTS. Each Vice President, in order of their rank as designated by the Board of Directors, shall perform the duties and exercise the powers of the President in the absence or disability of the President, and shall perform other duties, as the Board of Directors or President shall assign.

Section 4.5. SECRETARY. The Secretary shall attend all meetings of the Board of Directors and stockholders, shall record all votes and the minutes of all proceedings, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given notice of all meetings of the Board of Directors and stockholders and shall perform all other duties as the Board of Directors or President shall assign. The Secretary shall be the custodian of the records of the Corporation.

In the absence of the Secretary, the minutes of all meetings of the Board of Directors and stockholders shall be recorded by the person designated by the President or by the Board of Directors.

Section 4.6. TREASURER. The Treasurer shall be the principal financial officer of the Corporation, shall have the custody of the corporate funds and securities, shall keep full and accurate accounts of receipts and disbursements of the Corporation, shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in the depositories designated by the Board of Directors, and in general shall perform all duties incident to the office of Treasurer and such other duties as the Board of Directors or President shall assign.

The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for the disbursements. The Treasurer shall keep and maintain the Corporation's books of account and shall render to the President and Board of Directors an account of all transactions as Treasurer and of the financial condition of the Corporation and exhibit the books, records, and accounts to the President or Board of Directors at any time.

ARTICLE V
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND AGENTS

Section 5.1. INDEMNIFICATION AND ADVANCEMENT OF EXPENSES. The Corporation shall, to the extent permitted by the MGCL, indemnify or advance expenses to any person who is or was a director, officer, employee, or agent of the Corporation and any person who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, limited liability company, other enterprise, or employee benefit plan (each such person, an **"Indemnitee"**), against judgments, penalties, fines, settlements, and expenses (including attorney's fees) actually and reasonably incurred by the Indemnitee in connection with

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any threatened, pending, or completed action, suit, or proceeding, wherein Indemnitee is named as a party to, witness of, or otherwise.

Section 5.2. NON-EXCLUSIVITY OF INDEMNIFICATION RIGHTS. The rights of indemnification set out in this Article V shall be in addition to and not exclusive of any other rights to which any Indemnitee may be entitled under the Articles of Incorporation, these Bylaws, a resolution of the stockholders or Board of Directors, any other agreement with the Corporation, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.

Section 5.3 AUTHORITY TO INSURE. The Corporation may purchase and maintain insurance to protect itself and any agent against any expense asserted against or incurred by such person, whether or not the Corporation would have the power to indemnify the Indemnitee against such expense under applicable law or the provisions of this Article V.

Section 5.4 SURVIVAL OF RIGHTS. The rights provided by this Article shall continue as to a person who has ceased to be an Indemnitee and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 5.5 SETTLEMENT OF CLAIMS. The Corporation shall not be liable to indemnify any Indemnitee under this Article V (a) for any amounts paid in settlement of any action or claim effected without the Corporations' written consent, which consent shall not be unreasonably withheld; or (b) for any judicial award, if the Corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 5.6 EFFECT OF AMENDMENT. Any amendment, repeal or modification of this Article shall not adversely affect any right or protection of any Indemnitee existing at the time of such amendment, repeal or modification.

Section 5.7 SUBROGATION. In the event of payment under this Article V, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 5.8 NO DUPLICATION OF PAYMENTS. The Corporation shall not be liable under this Article to make any payment in connection with any claim made against the Indemnitee to the extent the Indemnitee has otherwise actually received payment (under any insurance policy, agreement, vote, or otherwise) of the amounts otherwise identifiable hereunder.

Section 5.9 RIGHT OF INDEMNITEE TO BRING SUIT. If a claim under Section 5.1 or 5.2 of this Article is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part,

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the claimant shall be entitled to be paid also the expense (including attorneys' fees) of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending a proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standards of conduct that make it permissible under the Corporation laws of the State of Maryland for the Corporation to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper under the circumstances because he has met the applicable standard of conduct set forth in the Corporation laws of the State of New Jersey, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that he claimant had not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not me the applicable standard of conduct.

ARTICLE VI
SHARE CERTIFICATES AND TRANSFER

Section 6.1. CERTIFICATES REPRESENTING SHARES. Certificates representing shares of the Corporation may be issued in book form, or by physical certificate, maintained by a third party registrar company. They shall be signed by officers or agents designated by the Corporation for such purpose and shall include:

(a) the name of the Corporation;

(b) the name of the person to whom the certificate is issued;

(c) the class of stock and number of shares represented by the certificate;

(d) the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications, and terms and conditions of redemption of the stock of each class the Corporation is authorized to issue, and if the Corporation is authorized to issue any preferred or special class in series: (i) the differences in the relative rights and preferences between the shares of each series to the extent they have been set; and (ii) the authority of the Board of Directors to set the relative rights and preferences of subsequent series (alternatively, the certificate may state that the Corporation will furnish a full statement of the required information to any stockholder on request and without charge); and

(e) A full statement of any transfer restrictions, or a statement that the Corporation will furnish information about the transfer restrictions to the stockholder on request and without charge.

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Section 6.2. TRANSFERS OF SHARES. Shares of the Corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of the Corporation shall be made on the books of the Corporation only by the holder of record thereof, or by such person's attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of shares shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 6.3. RECORD STOCKHOLDERS. The Corporation may treat the holder of record of any shares issued by the Corporation as the holder in fact thereof, for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, exercising rights of dissent with respect to those shares, exercising or waiving any preemptive right with respect to those shares, entering into agreements with respect to those shares in accordance with the laws of the State of Maryland, or giving proxies with respect to those shares. Neither the Corporation nor any of its officers, directors, employees, or agents shall be liable for regarding that person as the owner of those shares at that time for those purposes, regardless of whether that person possesses a certificate for those shares and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express notice thereof, except as otherwise provided by law.

Section 6.4. REPLACEMENT CERTIFICATES. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing the issue of a new certificate or certificates, the Board of Directors, in its discretion and as a condition precedent to the issuance thereof, may require the owner of the allegedly lost, stolen, or destroyed certificate, or the owner's legal representative, to give the Corporation a bond or other security sufficient to indemnify it against any claim that may be made against the Corporation or other obligees with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or certificates.


ARTICLE VII
DISTRIBUTIONS


Section 7.1. DECLARATION. The Board of Directors may authorize, and the Corporation may make, distributions to its stockholders in cash, property (other than stock of the Corporation), or a dividend of stock of the Corporation to the extent permitted by the Articles of Incorporation and the MGCL.

Section 7.2. RECORD DATE FOR DISTRIBUTIONS AND STOCK DIVIDENDS. For the purpose of determining stockholders entitled to receive a distribution by the Corporation (other

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than a distribution involving a purchase or redemption by the Corporation of any of its own shares) or a stock dividend, the Board of Directors may, at the time of declaring the distribution or stock dividend, set a date no more than 60 days prior to the date of the distribution or stock dividend.

If no record date is fixed, the record date shall be the date on which the resolution of the Board of Directors authorizing the distribution or stock dividend is adopted.

ARTICLE VIII
GENERAL PROVISIONS

Section 8.1. FORUM FOR INTERNAL CORPORATE CLAIMS. Unless the Corporation consents in writing to the selection of an alternative forum, any or all internal corporate claims shall be brought exclusively in:

(a) a Circuit Court in Howard County, Maryland

(b) a Federal Court in the State of Maryland; or

(c) Court of Common Pleas of Lancaster County, Pennsylvania.

Section 8.2. CHECKS, DRAFTS, ETC. All checks, drafts, or other instruments for payment of money or notes of the Corporation shall be signed by an officer or officers or any other person or persons as shall be determined from time to time by resolution of the Board of Directors.

Section 8.3. FISCAL YEAR. The fiscal year of the Corporation shall be as determined by the Board of Directors.

Section 8.4. CONFLICT WITH APPLICABLE LAW OR ARTICLES OF INCORPORATION. Unless the context requires otherwise, the general provisions, rules of construction, and definitions of the MGCL shall govern the construction of these Bylaws. These Bylaws are adopted subject to any applicable law and the Articles of Incorporation. Whenever these Bylaws may conflict with any applicable law or the Articles of Incorporation, such conflict shall be resolved in favor of such law or the Articles of Incorporation.

Section 8.5. INVALID PROVISIONS. If any one or more of the provisions of these Bylaws, or the applicability of any provision to a specific situation, shall be held invalid or unenforceable, the provision shall be modified to the minimum extent necessary to make it or its application valid and enforceable, and the validity and enforceability of all other provisions of these Bylaws and all other applications of any provision shall not be affected thereby.

ARTICLE IX
AMENDMENT OF BYLAWS

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Section 9.1. STOCKHOLDERS. The stockholders shall have the power to adopt, amend, repeal, or otherwise alter these Bylaws by a three-quarters majority of a quorum vote at any regular or special meeting.

Section 9.2. BOARD OF DIRECTORS. By majority vote, the Board of Directors may make, amend, or repeal, subject to any provision of the MGCL, the Articles of Incorporation, or a bylaw adopted by the stockholders that reserves the power exclusively to the stockholders, or otherwise restricts the authority of the Board of Directors.


ARTICLE X
CERTIFICATION


The Secretary of Aquinas Senior Living, Inc., hereby certifies that the foregoing is a true and correct copy of the bylaws of the Corporation, duly adopted by the Board of Directors at its organizational meeting, October 23, 2023.

/s/ Michael T. Hines
Michael T. Hines, Secretary

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THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("**SEC**"), ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE OFFERING MATERIALS.

SUBSCRIPTION AGREEMENT

To: Aquinas Senior Living Inc.
        33 West King St. #0176
        Malvern, PA 19355

        Ladies and Gentlemen:

        The undersigned ("**Investor**") hereby subscribes for the dollar amount ("**Subscription Amount**") for shares of Series C preferred stock ("**Shares**") of Aquinas Senior Living Inc., a Maryland corporation (the "**Company**") as indicated on the Investor Information.

        WHEREAS, the Company is offering up Shares at $5.00 per Unit for proceeds up to $124,000.00, pursuant to its Form C, including exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation CF promulgated under the Securities Act of 1933, as amended. If the minimum amount of $10,000.00 (the "**Target Offering Amount**") is not raised through the offering by January 31, 2027, no Units will be sold, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction

NOW, THEREFORE, it is agreed as follows:

1.   Investor understands and agrees that this subscription agreement ("**Agreement**") is comprised of the below terms, exhibits and schedules to the subscription agreement, as well as the information Investor provides via the Company's investment portal at www.invest.aquinasseniorliving.com ("**Company Portal Site**") relating to its purchase of Shares pursuant to this Agreement, which information may include, but not be limited to, Investor's identity and personal information, contact information, accredited investor status, signature, the amount of Shares being purchased by Investor, Subscription Amount, how the Shares will be held and similar personal information of the Investor and its purchase of Shares (collectively, "**Investor Information**"), which Investor Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Investor agrees to the terms of service and privacy policy contained on the Company Portal Site.

2.   To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

a.   The Shares will be held by the Investor as indicated on the signature page hereto (e.g., individual, corporation, custodial account, community property, etc.).

b.   Concurrent with the execution hereof, the Investor authorizes Enterprise Bank & Trust, a Missouri chartered trust company with banking powers, as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

c.   Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

d.   The Company has entered, and from time to time may enter into, separate subscription agreements with other investors for the sale of Shares to such other investors. The sale of Shares to such other investors and this sale of the Shares shall be separate sales and this Agreement and the other subscription agreements shall be separate agreements.

e.   The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Shares in exchange for his or her or its investment. Shares will be issued in book entry form.

f.   The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Agreement.

g.   The Investor has read the educational materials on the Company Portal Site and has been informed of Investor's right to cancel the investment up to 48-hours prior to Investor's Closing Date.

h.   The Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company.

i.   Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

3.   The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

a.   an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

b.   the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Agreement does not represent:

(i)   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

(ii)   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

(iii)   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4.   The Investor hereby further represents, warrants, acknowledges and agrees, which representations and warranties will be true and correct as of Investor's Closing Date, that:

a.   The information provided by the Investor to the Company via this Agreement or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

b.   The Investor, if an individual, is over 18 years of age (or older if required by Investor's state in order to purchase securities), and the address set forth in the Investor Information is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

c.   If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the

Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Investor's jurisdiction.

d.   The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

e.   Except as set forth in this Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Shares. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement and not based on any other documents or information generated by the Company or its existing Shareholders, directors, employees, or agents.

f.   The Investor has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company.

g.   The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

h.   The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

i.   The Investor acknowledges and understands that:

(i)   The Shares are a speculative investment and involve a substantial degree of risk;

(ii)   The Shares are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

(iii)   Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

j.   The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

k.   The Investor represents and warrants that (i) the Shares are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Shares are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure.

l.   If the Investor is an individual retirement account, qualified pension, profit sharing or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

m.   Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

n.   Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

o.   Investor acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Shares on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") with respect to facilitating trading or resale of the Shares. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Shares. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Shares.

p.   Investor represents and warrants that the Investor is either:

(i)   Purchasing the Shares with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; or (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(ii)   Not purchasing the Shares with funds that constitute the assets of any of the entities or plans described in this Section 4(p).

5.   It is understood that this subscription is irrevocable by Investor, subject to the cancellation procedures detailed in the Offering Statement, but is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to Investor is not consummated for any reason, this Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), which shall remain in force and effect.

6.   The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

7.   The Company represents and warrants to the Investor that:

a.   The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Maryland and has all requisite power and authority to carry on its business as now conducted.

b.   The execution, delivery and performance by the Company of this Agreement have been authorized by all necessary action on behalf of the Company, and this Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

8.   Notwithstanding anything contained in this Agreement, Investor is not being asked to waive and is not waiving any right to bring a claim against the Company under the Securities Act; however, the Company may rely on the representations contained in this Agreement in defense of such claims, if applicable.

9.   Investor has had an opportunity to review the amended and restated articles of incorporation and the bylaws of the Company, as may be amended from time to time (the "**Governing Documents**")..

10.   Miscellaneous.

a.   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b.   This Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

e. The invalidity, illegality, or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

f. This Agreement and the Governing Documents constitute the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

g. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer third-party beneficiary rights upon any other person.

h. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

i. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

j. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above with respect to the Company. The Company will not accept notice by email or other electronic communication.

k. Investor agrees that the Company may deliver all notices, tax reports and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company right away if Investor changes its email address or home mailing address so the Company can send information to the new address.

l. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES.

m. Each of the parties hereto agrees that the transaction consisting of this Agreement (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

n.   **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER.**

(i)   IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION ("**ARBITRATION PROVISION**") CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. THAT MEANS THAT, IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPAY THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION, YOU AND THE COMPANY AGREE TO RESOLVE YOUR DISPUTE THROUGH BINDING ARBITRATION, INSTEAD OF THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND TO PARTICIPATE IN ANY CLASS ACTION. THE ARBITRATION PROVISION AND THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION IS NOT INTENDED TO BE DEEMED A WAIVER BY YOU OF OUR COMPLIANCE WITH THE EXCHANGE ACT AND SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

(ii)   "**Claim**" shall mean any dispute or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing. Claims include, but are not limited to, breach of contract, fraud, misrepresentation, express or implied warranty, and equitable, injunctive, or declaratory relief. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise and include those brought by or against your assigns, heirs, or beneficiaries.

(iii)   If a Claim arises and such Claim cannot be settled through direct discussions, the parties hereto agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association (the "**AAA**") under its Commercial Mediation Procedures before resorting to arbitration pursuant to this Section.

(iv)   Any unresolved Claim shall be settled by binding arbitration as the sole and exclusive forum and remedy for resolution of a Claim between you and the Company. The Party initiating arbitration shall do so with the AAA. The procedure shall be governed by the AAA Commercial Arbitration Rules, and the parties stipulate that the laws of the State of Maryland shall apply, without regard to conflict-of-law principles. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to controlling law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. Arbitration shall take place in the county of the principal office of the Company or in such location as agreed upon by the parties. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

(v)   Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

(vi)   If the amount in controversy exceeds $50,000, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. Additionally, in the event of such an appeal, any opposing party may cross-appeal within thirty (30) days after notice of the appeal. The three-arbitrator panel may consider all of the evidence and issue a new award, and the panel does not have to adopt or give any weight to the first arbitrator's findings of fact or conclusion. This is called "*de novo*" review. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

(vii)   The parties agree that this Arbitration Provision is made pursuant to a transaction between the parties that involves and affects interstate commerce and therefore shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by the law of the State of Maryland, subject to the limitations set forth in this Agreement. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The parties also agree that the proceedings shall be confidential to protect intellectual property rights.

(viii)   IF YOU DO NOT AGREE TO THE TERMS OF THIS ARBITRATION AGREEMENT, YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING AN ARBITRATION OPT-OUT NOTICE TO THE COMPANY THAT IS RECEIVED AT THE ABOVE ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS FORM. YOUR OPT-OUT NOTICE MUST CLEARLY STATE THAT YOU ARE REJECTING ARBITRATION; IDENTIFY THE AGREEMENT TO WHICH IT APPLIES BY DATE; PROVIDE YOUR NAME, ADDRESS, AND SOCIAL SECURITY NUMBER; AND BE SIGNED BY YOU. YOU MAY CONVEY THE OPT-OUT NOTICE BY U.S. MAIL OR ANY PRIVATE MAIL CARRIER (E.G. FEDERAL EXPRESS, UNITED PARCEL SERVICE, DHL EXPRESS, ETC.), SO LONG AS IT IS RECEIVED AT THE ABOVE MAILING ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THE TERMS OF THIS AGREEMENT. IF THE NOTICE IS SENT BY A THIRD PARTY, SUCH THIRD PARTY MUST INCLUDE EVIDENCE OF HIS OR HER LEGAL AUTHORITY TO SUBMIT THE OPT-OUT NOTICE ON YOUR BEHALF. IF YOUR OPT-OUT NOTICE IS NOT RECEIVED WITHIN THIRTY (30) DAYS FROM THE DATE YOU SIGN THIS AGREEMENT, YOU WILL BE DEEMED TO HAVE ACCEPTED ALL TERMS OF THIS ARBITRATION AGREEMENT.

(ix)   NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

(x)   This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, termination, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any Shares. If any portion of this Arbitration Provision other than the prohibitions on class arbitration in this Section is deemed invalid or unenforceable under any law or statute consistent with the FAA, it shall not invalidate the other provisions of this Arbitration Provision or this Agreement; if the prohibition on class arbitration is deemed invalid, however, then this entire Arbitration Provision shall be null and void

[SIGNATURE PAGE FOLLOWS]

Aquinas Senior Living, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series C Preferred Stock of Aquinas Senior Living, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Series C Preferred Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

        Dated as of

                Aquinas Senior Living, Inc.

          By:

                Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Aquinas Senior Living, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Series C Preferred Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐	(j)	an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;
☐	(j.1)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;
	(k.1)	an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;
	(k.2)	Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year
☐	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;
☐	(m)	a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;
☐	(n)	an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;
☐	(o)	an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;
☐	(p)	a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;
	(q)	a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;
☐	(r)	a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;
☐	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;
☐	(t)	a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;
☐	(u)	an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;
	(v)	a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or
☐	(w)	a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Series C Preferred Stock	Issuer: Aquinas Senior Living, Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

For more information about this investment / the Issuer:

Company Name: **Aquinas Senior Living, Inc.**
Address: , , ,
Contact:
Email:
Telephone:

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                      By:

                                                           (Signature)

                                                      Name:

                                                      (If signing on behalf of entity)

                                                      Title:

                                                      (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Aquinas Senior Living, Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Aquinas Senior Living, Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:



Post Office Box 176
Malvern, PA 19355
610.420.7657

April 30, 2026

Self-Certification of Financials

I, Stephen J. Schmid, being the CEO of Aquinas Senior Living, Inc. a Maryland Corporation, (the "Company," hereby certify that as of this Form C filing date that:

(i) the accompanying consolidated, unaudited statements of financial position of the Company as of December 31, 2025 and the consolidated, audited statements of financial position as of December 31, 2024, and the related statements of operations, statements of cash flows, and the statements of changes in shareholder equity for the years then ended (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of Aquinas Senior Living Inc. included in this Form C reflects accurately the information reported on the tax return for Aquinas Senior Living Inc. filed for the fiscal year ended December 31, 2024.

Stephen J. Schmid

President and CEO

April 30, 2026



AQUINAS SENIOR LIVING, INC.

Notes To The Consolidated, Unaudited Financial Statements

December 31, 2025

$USD

Fiscal Years Ended December 31, 2025 and 2024

1. **Organization and Purpose**

NOTE 1 – Organization and Nature of Activities. Aquinas Senior Living, Inc., ("the Company,") was formed in Maryland on October 23, 2023, for the purpose of acquiring, owning, operating, and managing senior housing communities. The Company's growth strategy is focused on purchasing existing communities that provide housing, hospitality, and care services to senior residents across three primary categories: independent living, assisted living, and memory care. Independent living communities are designed for seniors who seek an active lifestyle with minimal assistance, assisted living communities provide residents with daily living support and basic health-related services, and memory care communities offer specialized programs and secure environments tailored to individuals with Alzheimer's disease or other forms of dementia. The Company intends to expand its operations through strategic acquisitions primarily in the Mid-Atlantic region of the United States, with an initial focus on Pennsylvania, Maryland, and Delaware. The Company's strategy is to acquire properties primarily in secondary markets that require managerial and capital improvements and to pursue acquisition opportunities from regional operators, family-managed communities, and individual owners who are exiting the business. The Company owns two facilities outright. It has leases with options to purchase five facilities. It manages and operates all seven facilities. Revenues are expected to be generated primarily from resident fees and service charges, with additional growth supported by the incorporation of technology and the achievement of economies of scale.

The Company has conducted and will continue to conduct capital raising activities for use in corporate operations and for property acquisitions simultaneously pursuant to Regulation D private placement to accredited investors; under Regulation D for public distribution to accredited investors and under Regulation CF in 2025 and 2026, respectively.

NOTE 2. Summary of Significant Accounting Policies. A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a. Basis of Accounting. The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.



b. Fiscal Year. The Company operates on a 52-week fiscal year ending on December 31.

c. Cash Equivalents. Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d. Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

e. Revenue Recognition. The Company is the lessor under a triple-net operating lease covering two senior living facilities located in Centre Hall, Pennsylvania and Spring Mills, Pennsylvania. The lease commenced in March 2024 and has an initial noncancelable term of 120 months (10 years), commencing upon the acquisition of the leased properties by the Company. The lease provides the landlord with the right to extend the term for up to an additional 48 months. The lease requires the tenant to pay fixed base rent of $585,000 per year, payable in equal monthly installments. In addition to base rent, the tenant is responsible for all property-level costs, including real estate taxes, insurance, utilities, and operating and maintenance costs, which are classified as variable lease payments and recognized as income when earned.

f. Lease Classification The Company has classified the lease as an operating lease under ASC 842, as the lease does not transfer ownership of the underlying assets to the tenant, does not include a purchase option that is reasonably certain to be exercised, and does not otherwise meet the criteria for sales-type or direct financing lease classification.

e. The Company has not filed its tax returns for 2025, for which it filed an extension. For 2024, total income reported on the Company's federal tax returns was $366,250, taxable income was ($494,441), and taxes paid was $0.

NOTE 3 – Compliance with Laws and Regulations The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers for activities related to the Company. Further, the Company is currently complying with all relevant laws and regulations.

Additional detailed information is provided in the Notes to the consolidated, audited financial reports for the years ended December 31, 2024 and 2023 and is incorporated by reference herein.



AQUINAS SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31, 2025 Unaudited		As of December 31, 2024 Audited
Assets				
Current Assets:				
Cash and Cash Equivalents	$	1,960,882	$	1,101,266
Investments		237,084		-
Accounts Receivable		35,991		336,688
Due from EMRL		734,096		-
Note Receivable - Seed Round		-		20,000
Prepaid Expenses		256,471		45,760
Total Current Assets	$	2,014,317	$	176,873
Other Assets:				
Buildings (net)		6,239,271		5,949,727
Land		671,848		671,848
Other		177,239		81,086
Total Other Assets		7,088,358		6,702,661
Total Assets	$	10,312,882	$	8,206,375
Liabilities and Stockholders' Deficit				
Liabilities				
Current Liabilities:				
Real Estate Tax Liability		53,064		336,688
Accounts Payable		60,990		-
Convertible Notes		-		200,000
Notes Payable from Related Party		132,195		217,500
Credit Card Payable		47,581		-
Intercompany timing difference		(318,476)		-
Notes Payable - Short Term Portions		120,168		1,421,754
Accrued Expenses		11,756		-
Accrued Interest - Related Party		-		4,022
Accrued Interest		-		10,255
Total Current Liabilities		107,278		2,190,219
Long-Term Liabilities:				
Other Liabilities		225,000		-
Notes Payable - Long Term Portion		4,318,298		3,736,285
Total Long-Term Liabilities:		4,650,575		3,736,285
Total Liabilities		4,650,575		5,926,504
Stockholders' Equity (Deficit)				
Preferred Stock, $0.0001 Par Value - 5,000,000 Shares Authorized, No shares and 400,0000 shares were issued and outstanding as of 2025 and 800,000 shares were issued and outstanding as of 2024.		40		80
Common Stock, $0.0001 Par Value - 25,000,000 Shares Authorized, 10,680,450 and 7,059,526 shares were issued and outstanding as of 2025 and 2024, respectively.		914		711
Additional Paid in Capital		6,477,879		2,400,441
Accumulated Deficit		(816,526)		(121,361)
Total Stockholders' Equity (Deficit)		5,662,307		2,279,871
Total Liabilities and Stockholders' Equity (Deficit)	$	10,312,882	$	8,206,375



AQUINAS SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		Year ended December 31, 2025 Unaudited		Year Ended December 31, 2024 Audited
Revenues:				
Revenue	$	5,444,701	$	341,250
Total Revenues	$	**5,444,701**	$	**341,250**
Operating Expenses:				
General and Administrative		6,040,044		162,953
Depreciation Expense		96,902		96,902
Total Operating Expenses	$	**6,136,946**	$	**259,855**
Other (Income) Expense:				
Interest Expense - Related Party	$	4,050		4,022
Interest Expense		210,455	$	199,723
Interest Income		(90,224)		(25,348)
Total Other (Income) Expense	$	**124,281**	$	**178,397**
Loss from Continuing Operations Before Income Taxes	$	**(816,526)**	$	**(97,002)**
Provision for Income Tax Expense/(Benefit)				-
Net Income (loss)	$	**(816,526)**	$	**(97,002)**



AQUINAS SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31, 2025		Year Ended December 31, 2024
OPERATING ACTIVITIES				
Net Income (Loss)	$	(816,526)	$	(97,002)
Changes in operating assets and liabilities:				
Depreciation		96,902		96,902
Accounts Receivable		300,697		-
Other Assets		(96,153)		-
Accounts & Other Payables		(163,297)		
Accrued Interest - Related Party		-		4,022
Accrued Interest		(14,277)		10,255
Prepaid Expenses		(210,711)		(45,760)
Net Cash provided by (used in) Operating Activities	$	(903,365)	$	(31,583)
INVESTING ACTIVITIES				
Purchase of Investments	$	(237,084)		-
Capital Expenditures		(289,544)		-
Note Receivable Collected		20,000		-
Notes Receivable - Seed Round				118,000
Purchase of Buildings				(6,046,629)
Purchase of Land				(671,848)
Goodwill	$		$	(81,086)
Net Cash provided by (used by) Investing Activities	$	(506,628)	$	(6,681,563)
FINANCING ACTIVITIES				
Proceeds from Convertible Notes	$	1,000,000		-
Proceeds from Notes Payable - Related Party		(85,305)		217,500
Proceeds from Notes Payable		(1,919,573)		5,158,039
Proceeds from Preferred Stock		(40)		80
Proceeds from Common Stock		203		5
Proceeds from Paid-in Capital		3,274,324		2,399,915
Net Cash provided by (used in) Financing Activities	$	2,269,609	$	7,775,539
Cash at the beginning of period	$	1,101,266	$	38,873
Net Cash increase (decrease) for period		859,616		1,062,393
Cash at end of period	$	1,960,882	$	1,101,266



AQUINAS SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2025 (Unaudited) & 2024 (Audited)

	Preferred Stock # of Shares Amount	Preferred Stock $ Amount	Common Stock # of Shares Amount	Common Stock $ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Balance on 1/1/2023	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Stock	-	-	7,059,526	706	526	-	1,232
Net Income (Loss)	-	-	-	-	-	(24,359)	(24,359)
Balance on 1/1/2024	-	$ -	7,059,526	$ 706	$ 526	$ (24,359)	$ (23,127)
Issuance of Stock	800,000	80	48,701	5	2,399,915	-	2,400,000
Net Income (Loss)	-	-	-	-	-	(97,002)	(97,002)
Balance on 12/31/2024	800,000	$ 80	7,108,227	$ 711	$ 2,400,441	$ (121,361)	$ 2,279,871
Issuance of Stock	(400,000)	(40)	3,572,223	203	4,077,438		4,198,962
Net Income (Loss)	-	-	-	-	-	(816,526)	(816,526)
Balance on 12/31/2025	400,000	40	10,680,450	914	6,477,879	(816,526)	5,662,307

Aquinas Senior Living, Inc. (the "Company") a Marland Corporation

Consolidated Financial Statements and
Independent Accountant's Audit Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
Aquinas Senior Living, Inc.

We have audited the accompanying statements of financial position of Aquinas Senior Living, Inc as of December 31st, 2024 and 2023, and the related statements of operations, statements of cash flows, and the statements of changes in shareholder equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Aquinas Senior Living, Inc as of December 31st, 2024 and 2023, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
December 17, 2025
Vincenzo Mongio

AQUINAS SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (AUDITED)

		As of December 31, 2024		As of December 31, 2023
Assets				
Current Assets:				
Cash and Cash Equivalents	$	1,101,266	$	38,873
Accounts Receivable		336,688		-
Note Receivable - Seed Round		20,000		138,000
Prepaid Expenses		45,760		-
Total Current Assets		1,503,714		176,873
Other Assets:				
Buildings		5,949,727		-
Land		671,848		-
Other		81,086		-
Total Other Assets		6,702,661		-
Total Assets	$	8,206,375	$	176,873
Liabilities and Stockholders' Deficit				
Liabilities				
Current Liabilities:				
Real Estate Tax Liability		336,688		-
Convertible Notes – Related Party		200,000		200,000
Notes Payable - Related Party		217,500		-
Notes Payable - Short Term Portions		1,421,754		-
Accrued Interest - Related Party		4,022		-
Accrued Interest		10,255		-
Total Current Liabilities		2,190,219		200,000
Long-Term Liabilities:				
Notes Payable - Long Term Portion		3,736,285		-
Total Long-Term Liabilities:		3,736,285		-
Total Liabilities		5,926,504		200,000
Stockholders' Equity (Deficit)				
Preferred Stock, $0.0001 Par Value - 5,000,000 Shares Authorized, No shares and 800,0000 shares were issued and outstanding as of 2023 and 2024, respectively.		80		-
Common Stock, $0.0001 Par Value - 25,000,000 Shares Authorized, 7,059,526 and 7,108,227 shares were issued and outstanding as of 2023 and 2024, respectively.		711		706
Additional Paid in Capital		2,400,441		526
Accumulated Deficit		(121,361)		(24,359)
Total Stockholders' Equity (Deficit)		2,279,871		(23,127)
Total Liabilities and Stockholders' Equity (Deficit)	$	8,206,375	$	176,873

AQUINAS SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Revenues:				
Revenue	$	341,250	$	-
Total Revenues	$	**341,250**	$	**-**
Operating Expenses:				
General and Administrative		162,953		24,359
Depreciation Expense		96,902		-
Total Operating Expenses	$	**259,855**	$	**24,359**
Other (Income) Expense:				
Interest Expense - Related Party	$	4,022		-
Interest Expense		199,723	$	-
Interest Income		(25,348)		-
Total Other (Income) Expense	$	**178,397**	$	**-**
Loss from Continuing Operations Before Income Taxes	$	**(97,002)**	$	**(24,359)**
Provision for Income Tax Expense/(Benefit)		-		-
Net Income (loss)	$	**(97,002)**	$	**(24,359)**

AQUINAS SENIOR LIVING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (AUDITED)

		Year Ended December 31, 2024		Year Ended December 31, 2023
OPERATING ACTIVITIES				
Net Income (Loss)	$	(97,002)	$	(24,359)
Changes in operating assets and liabilities:				
Depreciation		96,902		-
Accrued Interest - Related Party		4,022		-
Accrued Interest		10,255		-
Prepaid Expenses		(45,760)		-
Net Cash provided by (used in) Operating Activities	$	(31,583)	$	(24,359)
INVESTING ACTIVITIES				
Notes Receivable - Seed Round		118,000		(138,000)
Purchase of Buildings		(6,046,629)		-
Purchase of Land		(671,848)		-
Goodwill	$	(81,086)	$	-
Net Cash provided by (used by) Investing Activities	$	(6,681,563)	$	(138,000)
FINANCING ACTIVITIES				
Proceeds from Convertible Notes		-		200,000
Proceeds from Notes Payable - Related Party		217,500		-
Proceeds from Notes Payable		5,158,039		-
Proceeds from Preferred Stock		80		-
Proceeds from Common Stock		5		706
Proceeds from Paid-in Capital		2,399,915		526
Net Cash provided by (used in) Financing Activities	$	7,775,539	$	201,232
Cash at the beginning of period	$	38,873	$	-
Net Cash increase (decrease) for period		1,062,393		38,873
Cash at end of period	$	1,101,266	$	38,873

AQUINAS SENIOR LIVING, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (AUDITED) (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2024 & 2023

	Preferred Stock			Common Stock									
	# of Shares Amount		$ Amount		# of Shares Amount		$ Amount		APIC		Accumulated Deficit		Total Shareholder Equity
Balance on 1/1/2023	-	$	-		-	$	-	$	-	$	-	$	-
Issuance of Stock	-		-		7,059,526		706		526		-		1,232
Net Income (Loss)	-		-		-		-		-		(24,359)		(24,359)
Balance on 1/1/2024	-	$	-		7,059,526	$	706	$	526	$	(24,359)	$	(23,127)
Issuance of Stock	800,000		80		48,701		5		2,399,915		-		2,400,000
Net Income (Loss)	-		-		-		-		-		(97,002)		(97,002)
Balance on 12/31/2024	800,000	$	80		7,108,227	$	711	$	2,400,441	$	(121,361)	$	2,279,871

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Aquinas Senior Living, Inc., ("the Company,") was formed in Maryland on October 23, 2023, for the purpose of acquiring, owning, operating, and managing senior housing communities. The Company's growth strategy is focused on purchasing existing communities that provide housing, hospitality, and care services to senior residents across three primary categories: independent living, assisted living, and memory care. Independent living communities are designed for seniors who seek an active lifestyle with minimal assistance, assisted living communities provide residents with daily living support and basic health-related services, and memory care communities offer specialized programs and secure environments tailored to individuals with Alzheimer's disease or other forms of dementia. The Company intends to expand its operations through strategic acquisitions primarily in the Mid-Atlantic region of the United States, with an initial focus on Pennsylvania, Maryland, and Delaware. The Company's strategy is to acquire properties primarily in secondary markets that require managerial and capital improvements and to pursue acquisition opportunities from regional operators, family-managed communities, and individual owners who are exiting the business. Revenues are expected to be generated primarily from resident fees and service charges, with additional growth supported by the incorporation of technology and the achievement of economies of scale.

The Company will conduct capital raising activities for use in corporate operations and for property acquisitions simultaneously pursuant to Regulation D private placement and under Regulation D in 2025 and 2026.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries, AQ Penns Valley LLC and AQ Salem Hill LLC. All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments (Continued)

Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company is the lessor under a triple-net operating lease covering two senior living facilities located in Centre Hall, Pennsylvania and Spring Mills, Pennsylvania. The lease commenced in March 2024 and has an initial non-cancelable term of 120 months (10 years), commencing upon the acquisition of the leased properties by the Company. The lease provides the landlord with the right to extend the term for up to an additional 48 months.

The lease requires the tenant to pay fixed base rent of $585,000 per year, payable in equal monthly installments, subject to annual CPI-based escalations beginning on the first anniversary of the lease. In addition to base rent, the tenant is responsible for all property-level costs, including real estate taxes, insurance, utilities, and operating and maintenance costs, which are classified as variable lease payments and recognized as income when earned.

Lease Classification

The Company has classified the lease as an operating lease under ASC 842, as the lease does not transfer ownership of the underlying assets to the tenant, does not include a purchase option that is reasonably certain to be exercised, and does not otherwise meet the criteria for sales-type or direct financing lease classification.

Significant Judgments and Estimates

Management exercised judgment in determining that the contract contains a lease under ASC 842 and in classifying the lease as an operating lease. Management also evaluated renewal options and concluded that the extension period is not reasonably certain to be exercised for purposes of determining the lease term. Variable lease payments based on CPI escalation and reimbursable operating costs were excluded from fixed lease payments.

Lease Income

Lease income is recognized on a straight-line basis over the non-cancelable lease term. Lease income consists solely of operating lease income related to fixed base rent. Variable lease income related to reimbursable operating costs is recognized in the period incurred by the tenant.

Variable Lease Payments

The lease includes variable lease payments related to property taxes, insurance, utilities, and operating and maintenance costs, all of which are paid directly by the tenant. These amounts are not included in minimum lease payments and are recognized as income in the period in which the related costs are incurred.

Lease Maturity Analysis

Future minimum lease payments to be received under the operating lease as of December 31, 2024 are as follows:

2025	$585,000
2026	$585,000
2027	$585,000
2028	$585,000
2029	$585,000
Thereafter	$2,583,750

Concentration Risks

For the year ended December 31, 2024, all of the Company's revenue was derived from a single tenant under a triple-net lease associated with the Penns Valley and Salem Hill communities. This customer accounted for 100% of lease revenue.

The Company operates exclusively within the senior housing segment of the real estate market, including assisted living and memory care. As a result, operations are dependent on demand for senior housing services driven by demographic trends affecting aging seniors.

The Company's five communities are all located in the State College, Pennsylvania market. Accordingly, the Company is exposed to economic, demographic, and employment conditions within this specific geographic region.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024. All of the company's real estate assets are currently encumbered by existing mortgage liens.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Land	Indefinite	671,848	-	-	671,848
Buildings	39	6,046,629	(96,902)	-	5,949,727
Grand Total	-	**6,718,477**	**(96,902)**	-	**6,621,575**

Accounts Receivable

As of December 31, 2024, the Company recorded an accounts receivable balance of $336,688 related to reimbursable real estate taxes under a NNN lease agreement. A corresponding real estate tax liability of $336,688 was recorded for amounts accrued but not yet remitted.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Corporation leases its office space under a month-to-month operating lease requiring monthly payments of $850. The current lease is cancelable upon 30 days' prior written notice. The Company originally entered into a 12-month lease agreement beginning on September 2021 with a month-to-month agreement after September 2022.

Warrants

As of December 31, 2023 and 2024, the Company had no warrants issued or outstanding. Pursuant to the Note B Subscription Agreement, warrants are available only to Note B holders upon conversion. The maximum number of warrants that may be issued is calculated as 110% of the number of shares obtained by dividing 75% of the Note B outstanding balance by $3.00. Based on the Note B balance of $200,000, the Company may issue up to 55,000 warrants.

The warrant exercise price is equal to 85% of the most recent share offering price. Using a share price of $5.00 at conversion, the resulting strike price would be $4.25 per share, resulting in maximum potential proceeds of approximately $233,750. Any warrants issued will have a contractual term of 12 months from issuance and will expire no later than November 2026.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Maryland, and Pennsylvania. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Equity holders or management loaned the Company amounts of approximately $300,000 throughout 2024. The loan accrues interest at approximately 8% and is due on demand. The balance of the loan was $217,500 as of December 31st, 2024. The Company incurred and accrued interest of $4,022 as of December 31st, 2024, related to this loan.

The $200,000 convertible notes referenced in Note 5 are also from related parties such as equity holders or management.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases its office space under a 3-year operating lease requiring monthly payments of $1,000, with the first twenty-nine months, prepaid. The current lease began on January 1, 2025 and expires on December 31, 2027. Monthly payments will begin again in the thirtieth month at the rate of $1,000 per month. At the Company's option, the lease is renewable for two additional years at a mutually agreed upon rental rate.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party loans.

In October 2023, the Company issued a Series Pre convertible note with an aggregate principal amount of $200,000. The note accrued interest at 5% per annum and contained a maturity date 180 days from issuance, unless earlier converted or repaid. The note converted into 2,048,701 common shares.

The Company sold $1,000,000 of general corporate debentures in May 2024 to facilitate the acquisition of the Salem Hill and Penns Valley senior communities. During 2024, the Company issued a series of unsecured promissory notes

("Note A") under a Note Purchase Agreement. Each Note A was issued at face value and bears interest at a fixed annual rate of 8%, payable in two installments: the first payment due six months from the closing date and the second payment due twelve months from the closing date. The entire principal balance, together with all accrued but unpaid interest, is due at maturity, which occurs twelve months from the date of issuance. The notes are general unsecured obligations of the Company and may be prepaid, together with accrued interest, without penalty. The balance of the loan was $1,000,000 as of December 31st, 2024. The Note A was redeemed in full on May 31, 2025.

The Company sold $200,000 of general corporate debentures ("Note B") in 2024. Note B was issued at face value and bears interest at a fixed annual rate of 5%, payable in accordance with the terms of the agreement. The entire principal balance, together with all accrued but unpaid interest, is due at maturity. Beginning eighteen months from the date of issuance and ending twenty-four months from the date of issuance, the Company may elect to convert the outstanding balance into common stock at 75% of the price per share in the most recent equity financing. Upon conversion, the holder is entitled to receive additional common shares equal to 10% of the conversion shares and a one-year warrant to purchase common stock at an exercise price equal to the greater of 85% of the most recent equity financing price or $3.00 per share. The balance of the loan was $200,000 as of December 31st, 2024.

On May 31, 2024, the Company entered into a promissory note with Roman Empire Holdings, LLC, in the principal amount of $500,000. The note bears interest at a fixed annual rate of 6.5% and requires monthly payments of principal and interest of approximately $5,678 beginning July 1, 2024, with a final maturity date of June 1, 2034. The note may be prepaid at any time without penalty. The note provides for a 5% late charge on overdue payments and contains customary default provisions, including failure to make timely payments not cured within 60 days following written notice from the lender. The note is unsecured. The balance of the loan was $481,943 as of December 31st, 2024.

On May 31, 2024, the Company entered into a purchase-money mortgage and related promissory note with Jersey Shore State Bank to finance the Salem Hills property. The mortgage secures maximum advances of approximately $3,500,000 and is collateralized by the land, buildings, improvements, fixtures, and rents of the property. Under the promissory note, the Company borrowed approximately $1,540,000 at a fixed annual interest rate of 7.25%, payable in 240 fully amortizing monthly installments of approximately $12,172 beginning July 1, 2024. The loan matures in 20 years and contains customary covenants and lender rights upon default. The balance of the loan was $1,529,483 as of December 31st, 2024.

On May 31, 2024, the Company entered into a purchase-money mortgage and related promissory note with Jersey Shore State Bank to finance the Penns Valley property. The mortgage secures maximum advances of approximately $3,500,000 and is collateralized by the land, buildings, improvements, fixtures, and rents of the property. Under the promissory note, the Company borrowed approximately $1,960,000 at a fixed annual interest rate of 7.25%, repayable over 20 years through 240 fully amortizing monthly installments of approximately $14,303 beginning July 1, 2024. The balance of the loan was $1,946,614 as of December 31st, 2024.

Estimated Debt Principal Maturities
5 Years Subsequent to 2024

Year		Amount
2025	$	1,839,254
2026		330,587
2027		140,052
2028		150,204
2029		161,096
Thereafter	$	2,954,346

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate/APR	Maturity Date	For the Year Ended December 2024			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party	217,500	8.00%	On Demand	217,500	-	217,500	4,022
Seed Round Convertible Note	200,000	5.00%	2025	200,000	-	200,000	-
Note A	1,000,000	8.00%	2025	1,000,000	-	1,000,000	6,795
Note B	200,000	5.00%	2026	-	200,000	200,000	849
Roman Empire Note	500,000	6.50%	2034	337,919	144,024	481,943	2,611
Mortgage Note - Salem Hills	3,500,000	7.25%	2044	36,888	1,492,595	1,529,483	-
Mortgage Note - Penns Valley	3,500,000	7.25%	2044	46,948	1,899,666	1,946,614	-
Total				$ 1,839,254	3,736,285	5,575,539	14,277

NOTE 6 – EQUITY

The Company has authorized 25,000,000 shares of common stock with a par value of $0.0001 per share. A total of 7,059,526 and 7,108,227 shares were issued and outstanding as of December 31, 2023 and 2024, respectively.

Upon formation in 2023, the Company acquired a majority of the common stock of an unrelated entity through a 1-for-1 exchange of its common stock via a merger, with the Company as the surviving entity. Subsequent to the merger, unrelated existing shareholders were notified to exchange their common shares for common shares of the Company.

Common stockholders are entitled to one vote per share. Holders of common stock are entitled to receive dividends if, as and when, declared by the Board of Directors.

The Company has authorized 5,000,000 shares of preferred stock with a par value of $0.0001 per share. There were no preferred shares outstanding as of December 31, 2023. As of December 31, 2024, 800,000 shares of Series A

Preferred Stock were issued and outstanding, with the following characteristics:

The Series A Preferred Stock is designated as 4.0% Series A Non-Cumulative, Convertible Preferred Stock. Series A Preferred shareholders do not have voting rights; however, if converted to common stock, the resulting common shares carry one vote per share. Holders of Series A Preferred Stock are entitled to receive dividends, if, as and when, declared by the Board of Directors. Preferred dividends are payable in preference to any dividends on other series of preferred stock or common stock and are non-cumulative. No dividends had been declared as of December 31, 2024.

The Series A Preferred Stock has no redemption rights. Shares are not convertible into any property or securities other than common stock. From and after May 31, 2029, the Company may, at its sole option, convert any or all outstanding Series A Preferred shares into fully paid and nonassessable shares of common stock at a conversion rate of 1 preferred share for 1.1 common shares. The Series A Preferred Stock has no preferential rights upon liquidation, dissolution, or winding up of the Company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 17, 2025, the date these financial statements were available to be issued.

On March 31st, 2025, the Company issued a grant of 250,000 shares at par value, $0.0001 per share, for services rendered in arranging capital investments.

On April 23, 2025, the Company's Board of Directors approved the acceptance of an investment from Northwestern Enterprises, Inc., a wholly owned subsidiary of strategic partner Merakey Behavioral Health. On May 20, 2025, the Company issued 1,666,667 shares of common stock at $3.00 per share for total proceeds of approximately $5,000,000.

On April 23rd, 2025, the Company's Board also approved the issuance of 522,223 shares of common stock for access to, and use of, the suite of administrative services offered by Northwestern Enterprises, Inc. Access to the suite of services is valued by the Company at $1.00 per share. The shares were issued on May 20th, 2025.

On May 20, 2025, the Company entered into an Operating Agreement establishing AQ Opco Holdings, LLC as a manager-managed limited liability company under Pennsylvania law, with ASL Management Co., LLC designated as Manager. Under the Operating Agreement, Northwestern Enterprises, Inc. holds a 51% ownership interest and ASL Opco Holdings Member, LLC holds a 49% ownership interest, with initial capital contributions of $100 each. The Operating Agreement governs management authority, distributions, transfer restrictions, and matters requiring Member approval.

Subsequent to year end, the Company completed a strategic equity investment of approximately $5.0 million in late May 2025. In connection with this transaction, the Company implemented an updated operating and organizational structure separating property ownership and operating activities, whereby the Company retains 100% ownership of its real estate assets and holds a 49% economic interest in operating company activities beginning in 2025. Management expects this restructuring to be accretive to the Company's balance sheet and results of operations in future periods.

On May 31st, 2025, the Company issued 800,000 shares of common stock priced at $3.00 per share for a deposit toward acquisition of two senior housing properties, Wynwood House at Nittany Valley and Wynwood House at State College. Anticipated closing on the purchase of these two assets is the third quarter of 2026.

The Note A loan discussed in Note 5 – Liabilities and Debt was redeemed in full on May 31, 2025.

NOTE 8 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the start-up stage of acquiring, owning, operating, and managing senior housing communities. The Company's growth strategy is focused on purchasing existing communities that provide housing, hospitality, and care services to senior residents.

As a start-up operator, the Company expects to incur cash flow deficits during the initial development and acquisition stage, including negative cash flows from operations as newly acquired communities are integrated, stabilized, and positioned for long-term occupancy growth. The Company has also incurred recurring operating losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

Management's plans to address these conditions include obtaining additional equity financing, securing long-term debt facilities for future acquisitions, improving community-level occupancy and operating margins, and implementing cost-control measures. While management believes these plans may improve the Company's liquidity position, the outcome of these plans is inherently uncertain and not fully within the Company's control.

The financial statements do not include any adjustments related to the recoverability or classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.



Order Form
Reg CF

Prepared for: Aquinas Senior Living

Contact: Stephen Schmid

Email: sjschmid@aquinasseniorliving.com

Quote Date: Oct 28, 2025

Valid Until: Nov 26, 2025

Proposed By: Paul Matiychuk

Billing Information

Effective Date:	Oct 28, 2025 1:39:49 PM UTC-0400
Payment Terms:	100% Due on Signing
Billing Contact:	Stephen J Schmid
Billing Phone:	610-420-7657
Billing Email:	sjschmid@aquinasseniorliving.com
Billing Address:	33 West King St., #176, Malvern PENNSYLVANIA United States 19355

Set Up Fees

Set Up Fees	Net Price
DealMaker Securities – Reg CF Onboarding	0
DealMaker.tech Plus Setup	0
Discount	100%
Total Net Setup	**$0**

Monthly Fees

Monthly Fees	Net Price
DealMaker.tech - Plus Platform Monthly Fee	$2,000
Total Net Monthly	**$2,000**

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By proceeding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described in the Schedule "Summary of Compensation" attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Aquinas Senior Living	
Name	Stephen J Schmid, President
Title	President
Signature	*[signature]*
Date	Oct 28, 2025 1:39:49 PM UTC-0400

Schedule "Summary of Compensation"

Activation/Setup Fee: Onboarding, Due Diligence and Asset Creation: $0
This feeincludes:
i. $0 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
ii. $0 payable to DealMaker for infrastructure for self-directed electronic roadshow.

Monthly Subscription Fee: $2,000
- Monthly account management and software access fees commence in the month of the Commencement date. If no Commencement date is stated on the Order Form, monthly fees commence in the first month following the Effective Date.

Usage Fee: 8.5% Cash Fee From All Proceeds:
- Cash Fee is payable to DealMaker Securities and Customer may elect to offset all or a portion of this fee by levying an administrative fee to investors.
- Cash fee includes all payment processing fee, transaction fee, electronic signature fee and AML search fee. Cash fee does not include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Schedule "Broker Dealer Services" (DealMaker Securities LLC)

Onboarding Services
- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering
- services as Company's Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client's investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 ("Regulation CF")

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with compensations described on Schedule "Summary of Compensations" hereto.

Customer Signature	*[signature]*

Schedule
"DealMaker.tech Subscription Platform and Shareholder Services Online Portal"

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Shareholder Services

- Access to DM Shareholder Management Technology to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly compensation is payable to DealMaker.tech while the client has engaged DealMaker Shareholder Services

Subscription Management and DM Shareholder Management Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with compensation described on Schedule "Summary of Compensation" hereto.

Customer Signature	

Exhibit G

Escrow Agreement

TRI-PARTY ESCROW AGREEMENT

This ESCROW AGREEMENT ("Agreement") is made and entered into as of January 6, 2026, by and among AQUINAS SENIOR LIVING, INC., a Maryland corporation(the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST, a Missouri chartered trust company with banking powers (in its capacity as escrow holder, the "Escrow Agent").

RECITALS

This Agreement is being entered into in reference to the following facts:

(a)   The Company intends to offer and sell to prospective investors ("Investors"), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or as exemption from registration thereunder (the "Offering"), the equity, debt, or other securities of the Company (the "Securities") with a minimum of $10,000.00 (Ten Thousand) (the "Minimum") and a maximum of $5,000,000.00 (Five Million) (the "Maximum") as described in the Company's disclosure materials and the Subscription Agreement (the "Subscription Agreement") applicable to the Offering.

(b)   In connection with the Offering, the Company and Managing Broker-Dealer desire to establish an Escrow Account (as defined herein) on the terms and subject to the conditions set forth herein.

(c)   For purposes of this Agreement, the term "Soliciting Dealer" refers to the Managing Broker-Dealer and any other securities dealer that may be retained by the Managing Broker-Dealer in connection with the Managing Broker-Dealer's services to the Company.

ARTICLE 1 – ESCROW FUNDS

1.1   Appointment of Escrow Agent. The Company hereby appoints the Escrow Agent to act as escrow holder for the Escrow Funds (as defined below) under the terms of this Agreement. The Escrow Agent hereby accepts such appointment, subject to the terms, conditions, and limitations hereof.

1.2   Establishment of Escrow. Immediately following the Escrow Agent's execution of this Agreement, the Escrow Agent will open a non-interest bearing bank checking account with Escrow Agent (the "Escrow Account") for the purpose of receiving and holding Cash Deposits (as defined below) and the remaining portion of the Total Purchase Price (as defined below) payable by each Investor (as defined below) in connection with the Offering (the "Escrow Funds").

1.3   Escrow Funds.

(a)   Each Investor or Soliciting Dealer will be instructed by the Company or its Intermediary (as defined herein) to remit to the Company, a predetermined cash deposit (the "Cash Deposit"), as indicated on the applicable Subscription Agreement (as defined below), in the form of a check, draft, wire or ACH payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "AQUINAS SENIOR LIVING, INC.". Following receipt by the Company of an Investor's Cash Deposit, the Company or its Intermediary will promptly: (i) send to the Escrow Agent the Investor's name, address, executed IRS Form W-9 and total purchase price to be remitted for the Securities to be purchased by the Investor (the "Total Purchase Price"), and (ii) remit to the Escrow Agent the Cash Deposit. Escrow Agent shall promptly deposit the Cash Deposit into the Escrow Account, which deposit shall occur within two (2) business days after the Escrow Agent's receipt of the Cash Deposit. For purposes of this Agreement, "Intermediary" shall mean a broker registered under Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or a funding portal registered under Regulation CF, 17 C.F.R. Part 227, and includes, where relevant, an associated person of the registered broker or registered funding portal. Notwithstanding the above, if the Company has retained an Intermediary, the Intermediary may instruct an Investor or Soliciting Dealer to remit the Cash Deposit amount in a method authorized by such Intermediary's portal or other website hosted by the Company or Intermediary in connection with the Offering, which may be remitted in the form of a credit card, wire, ACH payment, or other method, payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "AQUINAS SENIOR LIVING, INC. " as applicable. Such Cash Deposit amounts shall be paid into the Escrow Account.

(b) On or prior to the consummation of the Offering, each Investor or Soliciting Dealer may be further instructed by the Company or its Intermediary to remit directly to the Escrow Agent an amount equal to the difference between such Investor's Total Purchase Price and the amount of such Investor's Cash Deposit, in a form of payment as described in Section 1.3(a), payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "AQUINAS SENIOR LIVING, INC." as applicable.

(c) Escrow Agent shall have no obligation to accept Escrow Funds or documents from any party other than the Investors, the Soliciting Dealers or the Company. Any checks that are made payable to a party other than the Escrow Agent shall be returned to the party submitting the check, and if received by the Company shall not be remitted to the Escrow Agent. Proceeds in the form of wire or other electronic funds transfers are deemed deposited into the Escrow Account and considered "Collected Funds" when received by the Escrow Agent. Any Proceeds deposited in the form of a check, draft or similar instrument are deemed deposited when the collectability thereof has been confirmed; after such time, such Proceeds are considered "Collected Funds." The Escrow Agent shall have no duty or responsibility to enforce the collection or demand payment of any funds deposited into the Escrow Account. Should any check be deemed uncollectible for any reason, the Escrow Agent will notify the Company of the amount of such return check, the name of the Investor and the reason for return and return the check to the Investor.

(d) Escrow Agent will hold all Escrow Funds in escrow, free from any liens, claims or offsets, and such monies shall not become the property of the Company, the Investor or any Soliciting Dealer, nor shall such monies become subject to the debts thereof or the debts of the Escrow Agent, unless and until the conditions set forth in these instructions to disbursement of such monies have been fully satisfied.

(e) The Escrow Funds shall be disbursed by the Escrow Agent from the Escrow Account by wire transfer or by a check payable to the appropriate payee(s) in accordance with the provisions of this Agreement.

(f) Escrow Agent shall not be required to take any action under this Section 1.3 or any other section hereof until it has received proper written instruction from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, delivered in compliance with all applicable laws and pursuant to the terms of this Agreement. Such written instructions shall be in the form prescribed by the applicable Exhibit and signed by all required parties. Except as otherwise expressly contemplated herein, all parties hereby direct and instruct Escrow Agent to accept any payment or other instructions provided by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, and Escrow Agent shall have no duty or obligation to authenticate such payment or other instructions or the authorization thereof. The Escrow Agent shall not be required to release any funds that constitute Escrow Funds unless the funds represented thereby are Collected Funds.

(g) The Company, any Intermediary, and the Managing Broker-Dealer shall conduct all aspects of the Offering in full compliance with all applicable law, including all federal and state securities laws.

1.4 <u>Investments</u>.

(a) All funds in the Escrow Account will be held by Escrow Agent in a non-interest bearing bank account at Escrow Agent. The Escrow Funds will not earn interest.

1.5 <u>Cancellation of Subscriptions</u>.

(a) The Company may reject or cancel any Investor's offer to purchase Securities (the "<u>Subscription</u>"), in whole or in part. If all or any portion of the Total Purchase Price for such rejected or canceled Subscription has been delivered to the Escrow Agent, then the Company or its Intermediary will inform Escrow Agent in writing of the rejection or cancellation, and instruct Escrow Agent in writing in the form of <u>Exhibit "C"</u> attached hereto to refund some or all of the Escrow Funds. Such instruction must be made and delivered in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and signed by an Authorized Representative of the Company or authorized representative of the Intermediary.

ARTICLE 2 – DISBURSEMENT PROCEDURES

2.1 <u>Disbursement of Proceeds</u>. Escrow Agent shall hold and disburse the Escrow Funds in accordance with the following procedures:

(a) Subject to the provisions of <u>Section 2.1(b)</u> through <u>Section 2.1(g)</u>, in the event Escrow Agent receives Collected Funds for the Minimum Offering prior to the termination of this Agreement, and for any point thereafter, and from time to time, promptly after the Escrow Agent's receipt of written instructions from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer in the form of <u>Exhibit "A"</u> attached hereto, the Escrow Agent shall disburse (by wire transfer or by a check payable to the appropriate payee(s)) the principal amount of all Escrow Funds then held by Escrow Agent, or such lesser amount as may be specified in such written instructions (but not less than the amount covered by the Minimum Offering) in accordance with such written instructions, as provided from time to time. Escrow Funds shall be distributed within one (1) business day of the Escrow Agent's receipt of such written instructions, which must be received by the Escrow Agent no later than 1:00 p.m. Central Standard time on a business day for the Escrow Agent to process such instructions that business day.

(b) Escrow Agent shall continue to accept deposits of additional Escrow Funds until a date (the "<u>Final Closing Date</u>") which is the earlier of (i) the date on which the Escrow Agent receives written notification, signed by both (A) an Authorized Representative of the Company or an authorized representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, that the Company has accepted Subscriptions for the Maximum Offering, or (ii) the date on which the Escrow Agent receives written notification, signed by both (A) an Authorized Representative of the Company or an authorized representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, of a final closing date for receipt of Escrow Funds. Promptly from and after the Final Closing Date, the Escrow Agent shall return directly to the Investor, the principal amount of any Escrow Funds received by the Escrow Agent after the Final Closing Date and shall cease to accept any additional Escrow Funds.

(c) If both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer give written notice to the Escrow Agent of the termination or withdrawal of the Offering, in the form of Exhibit "B" attached hereto, then promptly after such notification, the Escrow Agent shall return, as a complete distribution, each Investor's Escrow Funds, without deduction, penalty, or expense, to such Investor in the same method as the Investor caused payment pursuant to Section 1.3(a); provided, however, that to the extent an Investor's Escrow Funds were received by Escrow Agent from a qualified intermediary, such funds shall be returned to such qualified intermediary. In the event of the termination of the Offering pursuant to this Section 2.1(c), the Escrow Funds shall not under any circumstance be returned to the Soliciting Dealers or the Company. The Company represents, warrants, and agrees that the Escrow Funds returned to each Investor (or to such Investor's qualified intermediary) are and shall be free and clear of any and all claims of the Company and its creditors.

(d) If an Investor is entitled to terminate its Subscription, or the Company rejects such Subscription in whole or in part, for which the Escrow Agent has received Escrow Funds, the Escrow Agent shall, upon a written instruction signed by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, in the form of Exhibit "C" attached hereto, promptly return directly to such Investor that portion of the Escrow Funds associated with such Investor and specified in the written instruction in the same method as the Investor caused payment pursuant to Section 1.3(a). If the Escrow Agent has not yet collected funds but has submitted the Investor's check for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor. If applicable, any disbursement instructions shall be delivered in compliance with Regulation CF, 17 C.F.R. 227.304.

(e) If an Investor elects to remit the Total Purchase Price for such Investor's purchase of the Securities in lieu of applying the Investor's Cash Deposit to the Purchase Price, the Escrow Agent shall, upon the written request of both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, promptly return directly to such Investor, in the same method as the Investor caused payment pursuant to Section 1.3(a), the Cash Deposit deposited in the Escrow Account on behalf of such Investor. If the Escrow Agent has not yet collected funds but has submitted the Investor's check for the Cash Deposit for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor.

(f) If any date that is a deadline under this Agreement for giving the Escrow Agent notice or instructions or for the Escrow Agent to take action is not a business day, then such date shall be the business day that immediately precedes such date. A "business day" is any day other than a Saturday, Sunday or any other day on which banking institutions located in the state of Missouri, are authorized or obligated by law or executive order to close.

(g)   Any delivery of written disbursement and other instructions by an Authorized Representative of the Company, Authorized Representative of the Managing Broker-Dealer, or an authorized representative of an Intermediary pursuant to this Article 2 shall be made in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and the Exchange Act.

ARTICLE 3- GENERAL ESCROW PROCEDURES

3.1   Accounts and Records. Escrow Agent shall keep accurate books and records of all transactions hereunder. The Company shall be responsible for maintaining accurate books and records as to owners of the beneficial interest in the Escrow. The Company and Escrow Agent shall each have reasonable access to one another's books and records concerning the Offering and the Escrow Account. Upon final disbursement of the Escrow Funds, the Escrow Agent shall deliver to the Company a complete accounting of all transactions relating to the Escrow Account.

3.2   Duties. Escrow Agent's duties and obligations hereunder shall be determined solely by the express provisions of this Agreement. Escrow Agent's duties and obligations are purely ministerial in nature, and nothing in this Agreement shall be construed to give rise to any fiduciary obligations of the Escrow Agent with respect to the Investors or to the other parties to this Agreement. Without limiting the generality of the foregoing, the Escrow Agent is not charged with any duties or responsibilities with respect to any documentation associated with the Offering and shall not otherwise be concerned with the terms thereof. For purposes of communications and directives, the Escrow Agent shall not accept any instructions from a Soliciting Dealer participating in the Offering. The Escrow Agent shall not be required to notify or obtain the consent, approval, authorization, or order of court or governmental body to perform its obligations under this Agreement, except as expressly provided herein. The parties agree that Escrow Agent shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder.

3.3   Liability Limited. Escrow Agent shall not be liable to anyone whatsoever by any reason of error of judgment or for any act done or step taken or omitted by them in good faith or for any mistake of fact or law or for anything which they may do or refrain from doing in connection herewith unless caused by or arising out of their own gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for any indirect, special, consequential damages, or punitive damages. Escrow Agent shall have no responsibility to ensure anyone's compliance with any securities laws in connection with the Offering, and Escrow Agent shall not be required to inquire as to the performance or observation of any obligation, term or condition under any other agreements or arrangements.

3.4   Fees. The Company shall pay the Escrow Agent the fees based on the fee schedule attached hereto as Exhibit "D". In addition, the Company shall be obligated to reimburse the Escrow Agent for all fees, costs and expenses incurred or that become due in connection with this Agreement or the Escrow Account, including reasonable attorneys' fees. Neither the modification, cancellation, termination or rescission of this Agreement nor the resignation or termination of the Escrow Agent shall affect the right of the Escrow Agent to retain the amount of any fee which has been paid, or to be reimbursed or paid any amount which has been incurred or becomes due, prior to the effective date of any such modification, cancellation, termination, resignation or rescission. Escrow Agent is hereby authorized by the Company to deduct from the Escrow Fund any fees not timely paid, and any unpaid fees before final distribution of the Escrow Fund to the Company in accordance with this Agreement; provided, however, that no fees shall be deducted from any amount of Escrow Funds to be returned to Investors. To the extent the Escrow Agent has incurred any such expenses, or any such fee becomes due, prior to any closing, the Escrow Agent shall advise the Company and the Company shall direct all such amounts to be paid directly at any such closing.

3.5   Exculpation. Escrow Agent's duties hereunder shall be strictly limited to the safekeeping of monies, instruments or other documents received by the Escrow Agent and any further responsibilities expressly provided in this Agreement.   The Escrow Agent will not be liable for:

(a)   the genuineness, sufficiency, correctness as to form, manner or execution or validity of any instrument deposited in the Escrow, nor the identity, authority or rights of any person executing the same;

(b)   any misrepresentation or omission in any documentation associated with the Offering or any failure to keep or comply with any of the provisions of any agreement, contract, or other instrument referred to therein; or

(c)   the failure of any Soliciting Dealer or Investor to transmit, or any delay in transmitting, any Investor's Purchase Price to the Company or Escrow Agent.

3.6   Interpleader. If (i) conflicting demands are made or notice served upon the Escrow Agent with respect to the escrow or (ii) the Escrow Agent is otherwise uncertain as to its duties or rights hereunder, then the Escrow Agent shall have the absolute right at its election to do either or both of the following:

(a)   withhold and stop all further proceedings in, and performance of, this Agreement; or

(b)   file a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent shall be fully released from any obligation to perform any further duties imposed upon it hereunder, and the Company shall pay the Escrow Agent actual costs, expenses and reasonable attorney's fees expended or incurred by Escrow Agent, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.

3.7   Indemnification and Contribution. The Company and the Managing Broker-Dealer (each, an "Indemnifying Party") jointly and severally agree to defend, indemnify and hold Escrow Agent and its affiliates and their respective directors, officers, agents ("Indemnified Parties") harmless from and against all costs, damages, judgments, attorneys' fees, expenses, obligations and liabilities of any kind or nature ("Damages") to the fullest extent permitted by law, from and against any Damages or liabilities related to or arising out of this Agreement which the Indemnified Parties may reasonably incur or sustain in connection with or arising out of the escrow or this Agreement and will reimburse the Indemnified Parties for all expenses (including attorneys' fees) as they are incurred by the Indemnified Parties in connection with investigating, preparing or defending any such action or claim whether or not in connection with pending or threatened litigation in which the Indemnified Parties is or are a party; provided, however, the Indemnifying Party will not be responsible for Damages or expenses which are finally judicially determined to have resulted from an Indemnified Party's gross negligence or willful misconduct. The provisions of this section shall survive the termination of this Agreement and any resignation of the Escrow Agent.

3.8   Compliance with Orders. If at any time Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Funds (including but not limited to orders of attachment or any other forms of levies or injunctions or stays relating to the transfer of the Escrow Funds), Escrow Agent is authorized to comply therewith in any manner as it or its legal counsel of its own choosing deems appropriate; and if Escrow Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

3.9   Resignation.

(a)   Escrow Agent may resign as escrow holder hereunder upon fourteen (14) days prior written notice to the Company and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. The Company and Managing Broker-Dealer shall promptly appoint a successor escrow agent. The Escrow Agent will transfer all files and records relating to the Escrow and Escrow Account to any successor escrow holder mutually agreed to in writing by the Company and Managing Broker-Dealer upon receipt of a copy of the executed escrow instructions designating such successor. If the Company and Managing Broker-Dealer have failed to appoint a successor escrow agent prior to the expiration of fourteen (14) calendar days following the delivery of such notice of resignation from Escrow Agent, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Company and Managing Broker-Dealer. The Company and Managing Broker-Dealer shall be jointly and severally liable for Escrow Agent's costs and expenses including attorneys incurred in such proceeding.

(b)   In the case of a resignation of the Escrow Agent, the Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder. The successor escrow agent appointed by the Company and Managing Broker-Dealer shall execute, acknowledge and deliver to the Escrow Agent and the other parties an instrument in writing accepting its appointment hereunder. Thereafter, the Escrow Agent shall deliver all of the then-remaining balance of the Escrow Funds, less any expenses then incurred by and unpaid to the Escrow Agent, to such successor escrow agent in accordance with the joint written direction of the Company and Managing Broker-Dealer and upon receipt of the Escrow Funds, the successor escrow agent shall be bound by all of the provisions of this Agreement.

3.10   Filings and Resolution. Concurrently or prior to the execution and delivery of this Agreement, the Company shall deliver to the Escrow Agent a copy of its certificate of formation or other charter documents, resolutions, and any other account agreements requested by Escrow Agent.

3.11   Authorized Representatives. The Company hereby identifies to Escrow Agent the officers, employees or agents designated on Schedule I attached hereto as an authorized representative (each, an "Authorized Representative") with respect to any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or permitted to be furnished to Escrow Agent. Schedule I may be amended and updated by written notice to Escrow Agent. Escrow Agent shall be entitled to rely on such original or amended Schedule I with respect to any party until a new Schedule I is furnished by such party to Escrow Agent. The Managing Broker-Dealer hereby agrees that any of its officers, employees or agents shall have authority to sign any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or permitted to be furnished to Escrow Agent. If applicable, the Company hereby identifies to Escrow Agent the officers, employees or agents of any Intermediary designated on Schedule I attached hereto as an authorized representative of the Intermediary with respect to any instruction or notice that such Intermediary is required or eligible to give pursuant to this Agreement, including with respect to the disbursement of Escrow Funds and other cash.

3.12   Term. The term of this Agreement shall commence as of the date first above written and shall end on the date that all funds in the Escrow Account are disbursed pursuant to this Agreement and all reporting obligations specified herein have been satisfied.

3.13   Identification Number. The Company represents and warrants that (a) its Federal tax identification number ("TIN") specified on the signature page of this Agreement underneath its signature is correct and is to be used for 1099 tax reporting purposes, and (b) it is not subject to backup withholding. The Company shall provide the Escrow Agent with the TIN and verification that the person or entity is not subject to backup withholding for any person or entity to whom interest is paid on any of the Proceeds, if applicable. Such verification may be evidenced by providing the Escrow Agent a Subscription Agreement containing appropriate language or a copy of a W-9.

3.14   Reliance. When Escrow Agent acts on any communication (including, but not limited to, communication with respect to the transfer of funds) sent by electronic transmission, Escrow Agent, absent gross negligence or willful misconduct, shall not be responsible or liable in the event such communication is not an authorized or authentic communication of the party involved or is not in the form the party involved sent or intended to send (whether due to fraud, distortion or otherwise). Escrow Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from Escrow Agent's reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company and the Managing Broker-Dealer agree to assume all risks arising out of the use of such electronic transmission to submit instructions and directions to Escrow Agent, including without limitation the risk of Escrow Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

3.15   Force Majeure. Escrow Agent shall not incur liability for not performing any act or not fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, pandemic or public health emergency, any act of God or war, terrorism or the unavailability of the Federal Reserve Bank or other wire or communication facility).

ARTICLE 4- GENERAL PROVISIONS

4.1   Notice. Any notice, request, demand or other communication provided for hereunder to be given shall be in writing and shall be delivered personally, by certified mail, return receipt requested, postage prepaid, or by transmission by a telecommunications device, and shall be effective (a) on the day when personally served, including delivery by overnight mail and courier service, (b) on the third business day after its deposit in the United States mail, and (c) on the business day of confirmed transmission by telecommunications device. The addresses of the parties hereto (until notice of a change thereof is served as provided in this Section 4.1) shall be as follows:

To the Managing Broker-Dealer: To the Company:

Dealmaker Securities, LLC   Aquinas Senior Living, Inc.
4000 Eagle Point Corporate Drive, Suite 950 33 West King St., #176
Birmingham, Alabama, 35242   Malvern, PA 19355
Attn: Jonathan Self   Attn: Stephen J. Schmid
647-236-9021   610-420-7657
Jself@dealmakersecurities.com   Sjschmid@aquinasseniorliving.com

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132
sbg@enterprisebank.com

with a copy to: Legal Department via email
legaltracking@enterprisebank.com

4.2   Amendments. Except as otherwise permitted herein, this Agreement may be modified only by a written amendment signed by the parties hereto, and no waiver of any provision hereof will be effective unless expressed in a writing signed by the parties hereto.

4.3   Wiring Instructions. In the event fund transfer instructions are given, such instructions must be communicated to Escrow Agent in writing delivered pursuant to Section 4.1. Escrow Agent shall seek confirmation of such instructions by telephone call-back to an Authorized Representative (in the case of the Company), authorized representative of the Intermediary, or other authorized person, and Escrow Agent may rely upon the confirmations of anyone purporting to be the Authorized Representative of the Company, authorized representative of the Intermediary, or other authorized person so designated. Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the Company or the Intermediary to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. Escrow Agent may apply any of the Escrow Funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The parties to this Agreement acknowledge that such security procedure is commercially reasonable.

4.4   Notifications.

(a)   The Escrow Agent may, but need not, honor and follow instructions, amendments or other orders ("orders") which shall be provided by telephone facsimile transmission ("faxed") to the Escrow Agent in connection with this Agreement and may act thereon without further inquiry and regardless of whom or by what means the actual or purported signature of the Company may have been affixed thereto if such signature in Escrow Agent's sole judgment resembles the signature of the Company. The Company indemnifies and holds the Escrow Agent free and harmless from any and all liability, suits, claims or causes of action which may arise from loss or claim of loss resulting from any forged, improper, wrongful or unauthorized faxed order. The Company shall pay all actual attorney fees and costs reasonably incurred by the Escrow Agent (or allocable to its in-house counsel), in connection with said claim(s).

(b)   Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or, solely with regards to business in the normal course, as otherwise from time to time changed or updated, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider or technology, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received.

(c)   The Company is responsible for the accuracy and completeness of all communications given by it including those given pursuant to electronic means, including but not limited to email, internet, facsimile or text. Escrow Agent shall not be responsible for any interruption in such communication services and the Company shall be responsible for security of all such services.

4.5   Assignment. Except as permitted in this Section 4.5, neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the express written consent of each of the other parties hereto. This Agreement shall inure to and be binding upon the parties hereto and their respective successors, heirs and permitted assigns. Any corporation into which Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which Escrow Agent will be a party, or any corporation succeeding to all or substantially all the business of Escrow Agent will be the successor of Escrow Agent hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

4.6   USA PATRIOT Act. The Company shall provide to Escrow Agent such information as Escrow Agent may reasonably require to permit Escrow Agent to comply with its obligations under the federal USA PATRIOT Act (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001). Escrow Agent shall not make any payment of all or a portion of the Escrow Fund, to any person unless and until such person has provided to Escrow Agent such documents as Escrow Agent may require to permit Escrow Agent to comply with its obligations under such Act. Further, Company represents and warrants to Escrow

Agent that if it is a hedge fund, it will promptly notify Escrow Agent and enter into any agreement or provide any documentation requested by Escrow Agent.

4.7   Termination. This Agreement shall terminate when all the Escrow Funds have been disbursed or returned in accordance with the provisions of this Agreement.

4.8   Time of Essence.   Time is of the essence of these and all additional or changed instructions.

4.9   Counterparts. This Agreement may be executed in counterparts, each of which so executed shall, irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

4.10   Governing Law and Jurisdiction. This Agreement shall be governed by, and shall be construed according to, the laws of the State of Missouri. The parties hereby irrevocably submit to the exclusive jurisdiction of the state courts of St. Louis County, Missouri or, if proper subject matter jurisdiction exists, the United States District Court for the Eastern District of Missouri, in any action or proceeding arising out of or relating to this Agreement. Each party hereto further irrevocably consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to it by hand or by registered or certified mail, return receipt requested, in the manner provided for herein. Each party hereto hereby expressly and irrevocably waives any claim or defense in any such action or proceeding based on improper venue or *forum non conveniens* or any similar basis.

4.11   Waiver of Jury Trial.   TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY EXPRESSLY, INTENTIONALLY, AND DELIBERATELY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE (EACH, A "CLAIM"). ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 4.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY. In the event that the waiver of jury trial set forth in the previous sentence is not enforceable under the law applicable to this Agreement, the parties to this Agreement agree that any Claim, including any question of law or fact relating thereto, shall, at the written request of any party, be determined by judicial reference pursuant to Missouri law. The parties shall select a single neutral referee, who shall be a retired state or federal judge. In the event that the parties cannot agree upon a referee, the court shall appoint the referee. The referee shall report a statement of decision to the court. Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral or obtain provisional remedies. The parties shall bear the fees and expenses of the referee equally, unless the referee orders otherwise. The referee shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph. The parties acknowledge that if a referee is selected to determine the Claims, then the Claims will not be decided by a jury.

4.12   Use of Name. The Company and the Managing Broker-Dealer will not make any reference to Enterprise Bank & Trust in connection with the Offering except with respect to its role as Escrow

Agent hereunder, and in no event will the Company or the Managing Broker-Dealer state or imply the Escrow Agent has investigated or endorsed the Offering in any manner whatsoever.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement pursuant to due authority as of the date set forth above.

Company:

Aquinas Senior Living, Inc.
a Maryland corporation
EIN: 93-4056001

Signed by:

By: Stephen J. Schmid

93DB9158E55A45B...

Name: Stephen J. Schmid
Its: President

1/6/2026 | 5:29 PM PST

Managing Broker-Dealer:

Dealmaker Securities, LLC
a Delaware limited liability company
EIN: 86-3978437

DocuSigned by:

By: Jonathan Self

B32790379D0E45C...

Name: Jonathan Self
Its: CCO
1/22/2026 | 6:57 AM PST

Escrow Agent:
Enterprise Bank & Trust

Signed by:

By: Julie Egan

415ED376557541C...

Name: Julie Egan
Its: VP, Specialty Banking RM

1/7/2026 | 8:15 AM PST

EXHIBIT A

DISBURSEMENT NOTICE

DISBURSEMENT OF OFFERING PROCEEDS

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

   Re: Escrow Account No. AS-56001

Dear Escrow Agent:

   1. Reference is made to that certain Escrow Agreement dated as of January 6, 2026 (the "Escrow Agreement") by and among AQUINAS SENIOR LIVING, INC., a Maryland corporation(the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

   2. The Company hereby certifies that the Company has received and accepted subscriptions with gross proceeds of at least $10,000.00.

   3. You are hereby directed to disburse Escrow Funds in the amount of $_____ to the Company as follows: _____

[SIGNATURE PAGE FOLLOWS]

14

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:

Aquinas Senior Living, Inc.
a Maryland corporation
EIN: 93-4056001

By: _____
Name: Stephen J. Schmid
Its: President

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN: 86-3978437

By: _____
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: _____
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT B

DISBURSEMENT NOTICE TERMINATION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

      Re: Escrow Account No. AS-56001

Dear Escrow Agent:

      1.   Reference is made to that certain Escrow Agreement dated as of January 6, 2026 (the "Escrow Agreement") by and among AQUINAS SENIOR LIVING, INC., a Maryland corporation(the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

      2.   The Company has terminated the Offering prior to the disbursement of offering proceeds pursuant to Section 2.1(c) of the Escrow Agreement.

      3.   You are hereby directed to disburse the Escrow Funds to Investors as follows:

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
Aquinas Senior Living, Inc.
a Maryland corporation
EIN: 93-4056001

By: _____
Name: Stephen J. Schmid
Its: President

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN: 86-3978437

By: _____
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: _____
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT C

DISBURSEMENT NOTICE CANCELLATION OF SUBSCRIPTION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. AS-56001

Dear Escrow Agent:

     1.   Reference is made to that certain Escrow Agreement dated as of January 6, 2026 (the "Escrow Agreement") by and among AQUINAS SENIOR LIVING, INC., a Maryland corporation(the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

     2.   The Investor has terminated Investor's Subscription or the Company has rejected Investor's Subscription, in whole or in part, prior to the disbursement of offering proceeds pursuant to Section 2.1(d) of the Escrow Agreement and, if applicable, in compliance with Regulation CF, 17 C.F.R. 227.304.

     3.   You are hereby directed to disburse the Escrow Funds to the Investor as follows:

_____

[SIGNATURE PAGE FOLLOWS]

18

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
Aquinas Senior Living, Inc.
a Maryland corporation
EIN: 93-4056001

By: _____
Name: Stephen J. Schmid
Its: President

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN: 86-3978437

By: _____
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: _____
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT D

ESCROW AGENT SCHEDULE OF FEES

Escrow Account Servicing Fee (Annually):	$1,000.00

Tax Reporting:	$10.00/per 1099 filing

Outgoing Domestic Wire	$25.00 per wire

Incoming Domestic Wire	$12.50 per wire

International Wire	$45.00 per wire

Escrow Repaper	$500.00

Additional Disbursements	$100.00 per disbursement

Demand Statements	 $6.00 per statement

*Escrow fees due upon account opening. Disbursement fees may apply

NOTE: All other standard bank fees apply. Please see current fee schedule for a summary of all bank fees.

The Escrow Account Servicing Fee, if not paid at the time of final disbursement of the funds, may debited by Escrow Agent from the balance remaining in the Escrow Account upon final disbursement of the funds to the Company in accordance with the Agreement.

SCHEDULE I

ESCROW ACCOUNT SIGNING AUTHORITY

Authorized Representative(s) of Company

The undersigned certifies that each of the individuals listed below is an authorized representative of the Company with respect to any instruction or other action to be taken in connection with the Escrow Agreement and Enterprise Bank & Trust shall be entitled to rely on such list until a new list is furnished to Enterprise Bank & Trust.

Signed by:
Signature: Michael T. Hines
7876328439CF4F0...
Print Name: Michael T. Hines
Title: Secretary
Phone: 904-447-9646
Email: mthines@aquinasseniorliving.com
1/7/2026 | 8:35 AM PST

Signed by:
Signature: Stephen J. Schmid
93DB9158E55A45B...
Print Name: Stephen J. Schmid
Title: President
Phone: 610-420-7657
Email: Sjschmid@aquinasseniorliving.com
1/6/2026 | 5:29 PM PST

The undersigned further certifies that he or she is duly authorized to sign this Escrow Account Signing Authority.

Signed by:
Signature: Stephen J. Schmid **
93DB9158E55A45B...
Name: Stephen J. Schmid
Its: President
Date: 1-6-2026 1/6/2026 | 5:29 PM PST

**To be signed by corporate secretary/assistant secretary. When the secretary is among those authorized above, the president must sign in the additional signature space provided below. For entities other than corporations, an authorized signatory not signing above should sign this Escrow Account Signing Authority.

(Additional signature, if required)`

Signature: ___________________________
Name:
Its:
Date:

If Company is using an Intermediary, (as defined by Regulation CF, 17 C.F.R. Part 227), the following shall be authorized representatives of the Intermediary:

Signature: ________________________________
Print Name: ____________________
Title: ________________________________
Phone: ________________________________
Email: ________________________________

Signature: ________________________________
Print Name: ____________________________
Title: ________________________________
Phone: ________________________________
Email: ________________________________